As filed with the Securities and Exchange Commission on June 4, 2010
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LRI HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	5812	20-5894571
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3011 Armory Drive, Suite 300
Nashville, Tennessee 37204
(615) 885-9056
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

G. Thomas Vogel
President and Chief Executive Officer
LRI Holdings, Inc.
3011 Armory Drive, Suite 300
Nashville, Tennessee 37204
(615) 885-9056
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joshua N. Korff, Esq. Jason K. Zachary, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Jeffrey M. Stein, Esq. Keith M. Townsend, Esq. King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 572-4600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)(2)	Fee(3)
Class A common stock, $0.01 par value per share	$200,000,000	$14,260

(1)	Includes the offering price of shares of Class A common stock that may be sold if the over-allotment option granted by us and the selling stockholders to the underwriters is exercised in full.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	This fee is offset by a fee of $37,450, which was previously paid in connection with the Registration Statement on Form S-1 (File No. 333-135766) filed by Logan’s Roadhouse, Inc. on July 14, 2006. No securities were issued or sold under the registration statement. Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, such unused filing fee may be applied to the filing fee payable pursuant to this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 4, 2010
PROSPECTUS

Shares

LRI Holdings, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of LRI Holdings, Inc. We are offering          shares of our Class A common stock, and the selling stockholders identified in this prospectus are offering an additional           shares of Class A common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders in this offering.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price per share of the Class A common stock is expected to be between $      and $     . We intend to apply to list our Class A common stock on The NASDAQ Global Select Market under the symbol “LGNS”.

The underwriters have an option to purchase a maximum of           additional shares from us and the selling stockholders to cover over-allotment of shares. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 12.

Proceeds,
			Proceeds,	Before
		Underwriting	Before	Expenses to
	Price to	Discounts and	Expenses	the Selling
	Public	Commissions	to Us	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of Class A common stock will be made on or about          , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus is          , 2010

[ARTWORK]

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until          , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on information from independent industry analysts and publications, including KNAPP-TRACKtm, as well as our own estimates and research. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. However, neither we, the selling stockholders nor the underwriters have independently verified any third-party data or guaranteed the accuracy and completeness of such information. None of the independent industry publications used in this prospectus were prepared on our behalf, and none of the sources cited in this prospectus have consented to the inclusion of any data from their reports, nor have we sought consent from any of them.

TRADEMARKS AND TRADENAMES

This prospectus includes our trademarks, such as Logan’s Roadhouse® and the design, our stylized logos set forth on the cover and back pages of this prospectus, Logan’s® and the design, The Logan®, Onion Brewski®, Brewski Onions®, Peanut Shooter®, Roadies® and The Real American Roadhouse®, as well as the peanut man logo and the trade dress element consisting of the “bucket” used in connection with our restaurant services, which are protected under applicable intellectual property laws and are the property of LRI Holdings, Inc. or its subsidiaries. This prospectus may also contain trademarks, service marks, tradenames and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks, service marks and tradenames referred to in this prospectus may appear without the ®,tm or sm symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and tradenames.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our company, the Class A common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should also carefully consider, among other things, the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus before deciding to invest in our Class A common stock. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements”.

Except where the context otherwise requires or where otherwise indicated, the terms “Logan’s Roadhouse”, “we”, “us”, “our”, “our company” and “our business” refer to LRI Holdings, Inc., in each case together with its predecessors and its consolidated subsidiaries as a combined entity.

In this summary, we provide a number of key performance indicators used by management and others in the restaurant industry. These key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators”. Our fiscal year ends on the Sunday that is closest to July 31 of the applicable year. Our most recent fiscal year ended on August 2, 2009.

Our Company

Logan’s Roadhouse is a casual dining restaurant concept that recreates a traditional American roadhouse atmosphere by offering customers value-oriented, high quality, “craveable” meals. Our restaurants are branded as The Real American Roadhouse, drawing their inspiration from the hospitable tradition and distinctive atmosphere of a 1930’s and 1940’s Historic Route 66 style roadhouse. As of May 2, 2010, we have grown our restaurant base to 211 Logan’s Roadhouse restaurants. Of these 211 restaurants, we own and operate 185 restaurants with the additional 26 restaurants operated by two franchisees.

Our menu features an assortment of fresh, aged Black Angus beef that is primarily hand-cut on premises, specially seasoned, and grilled to order over mesquite wood. In addition, we offer a wide variety of seafood, ribs, chicken and vegetable dishes, including our signature Santa Fe Tilapia and Famous Baby Back Ribs. We also offer a distinctive selection of unique items such as our Smokin’ Hot Grilled Wings, Roadies and Health Nuts! menu, as well as a broad assortment of timeless classics, including steak burgers, salads, sandwiches and our made-from-scratch yeast rolls.

Our restaurants provide a rockin’, upbeat atmosphere combined with friendly service from a lively staff, and our interactive jukeboxes play a mix of blues, rock and new country music. While dining or waiting for a table, our customers are encouraged to enjoy “bottomless buckets” of roasted in-shell peanuts and to toss the shells on the floor. Our restaurants are open for both lunch and dinner seven days a week.

Our change in comparable restaurant sales has outperformed the KNAPP-TRACKtm index of casual dining restaurants for 17 consecutive quarters. We believe our change in comparable restaurant sales has outperformed our primary competitors in the bar & grill and steakhouse segments since December 31, 2006. In our most recent quarterly period, comparable restaurant sales increased 1.2%. Over the last four fiscal years ended August 2, 2009, we have grown by 53 new company-owned restaurants and have grown our total revenue and Adjusted EBITDA (a non-GAAP financial measure) at compound annual growth rates of 9.2% and 18.0%, respectively. For the 39 weeks ended May 2, 2010, our total revenues, Adjusted EBITDA and net income were $416.0 million, $56.5 million and $15.1 million, respectively, an increase of $12.3 million, $7.0 million and $17.9 million over the prior year comparable period. See “— Summary Historical Consolidated Financial and Operating Data” for a discussion of Adjusted EBITDA, a presentation of the most directly comparable U.S. GAAP financial measure and a reconciliation of the differences between Adjusted EBITDA and the most directly comparable U.S. GAAP financial measure, net income.

Our Strengths

Our core strengths include the following:

Offering Great Steaks and Other High Quality Menu Items.  We are committed to serving fresh food, including specially seasoned, aged Black Angus beef, always-fresh, never-frozen chicken breast entrées, high quality seafood, hearty steak burgers and farm-fresh salads. We believe the freshness and distinctive flavor profiles of our signature dishes, coupled with the breadth of our menu, differentiates us from our competitors.

Abundance and Affordability.  Our entrée portions are generous and include a choice of two side items, all at affordable prices. Our roasted in-shell peanuts and made-from-scratch yeast rolls are both complimentary. During the 39 weeks ended May 2, 2010, our comparable restaurant average checks were $11.76 and $13.29 for lunch and dinner, respectively. We believe our average check is lower than that of substantially all of our primary competitors in the bar & grill and steakhouse segments.

Unique Customer Experience.  Our customers have come to expect a dining experience centered around our inviting roadhouse atmosphere and hospitable service. Our restaurants have a relaxed, come-as-you-are environment where we encourage our customers to throw their peanut shells on the floor. Our Real American Roadhouse theme is enhanced by the interaction of servers with our customers, combined with jukeboxes in our restaurants that continuously play an upbeat mix of toe tappin’ music. We are committed to providing friendly roadside hospitality to our customers and creating a brand of service that is warm, welcoming, personalized and attentive.

Attractive Unit Level Economics.  Our restaurants generated average unit volumes of $3.0 million in fiscal year 2009. We reduced our restaurant prototype from 8,000 square feet to 6,500 square feet, which improved new unit investment costs without sacrificing the number of tables, customer experience or sales potential. In addition, we enhanced our new unit selection process, which improved the performance and consistency of our recent new unit openings. Our revised site selection process incorporates internally identified site characteristics and a sales risk assessment model. We intend to continue to focus on new unit investment costs and improving our site selection process over time to maintain strong unit level returns.

Efficient Cost Structure.  Our efficient cost structure allows us to offer our customers compelling price points without compromising customer experience or profitability. Our restaurant operating margins improved from 13.4% in fiscal year 2008 to 16.4% during the 39 weeks ended May 2, 2010. This increase in restaurant-level profitability is a result of our focus on food and labor costs, operational improvements and reduced commodity costs. We also drive food cost control through our in-restaurant meat cutting process, cross utilization of products and efficient cooking methods. During the same period, we also streamlined our corporate overhead structure. Through these efforts, we reduced our general and administrative expenses as a percentage of total revenues from 5.0% in fiscal year 2008 to 4.1% during the 39 weeks ended May 2, 2010. We believe we can continue to leverage our cost structure as we pursue our growth strategy.

Proven Management Team.  Our senior management team has an average of eight years of experience with us and an average of 25 years of relevant industry experience with leading casual dining chains. Our management depth goes beyond the corporate office. Our regional and general managers have long tenures with us, and we have a track-record for promoting management personnel from within. We believe our management’s experience at all levels has allowed us to continue to grow our restaurant base while improving operations and driving efficiencies.

Our Growth Strategy

Our growth strategies include the following:

New Restaurant Development.  We believe differentiated, moderately-priced roadhouse concepts remain under-penetrated relative to the bar & grill and steakhouse segments. We are primarily focused on maintaining disciplined growth of our brand by strategically opening additional company-owned restaurants to backfill existing states. We also believe the broad appeal of The Real American Roadhouse concept enhances the portability of our restaurants, which will also allow us to pursue company-owned restaurant openings in adjacent states and grow our footprint over time. The geographic portability of our concept is illustrated by the fact that our top quartile units by average unit volumes for the 39 weeks ended May 2, 2010, operated across 15 states. We plan to open 15 company-owned restaurants during fiscal year 2011 and believe we can achieve a long-term annual company-owned restaurant growth rate of approximately 10%.

Comparable Restaurant Sales Growth.  We believe we will be able to generate comparable restaurant sales growth through the following strategies:

•	Menu Innovation. The Real American Roadhouse concept provides a broad platform from which to expand our menu. We have successfully introduced new menu items such as our Roadies, our Health Nuts! menu (offering 12 items with under 550 calories), our Bleu Cheese Sirloin, our Cinnamon Roll Sundae and our Loaded Sweet Potato. We believe our customers appreciate the introduction of new items on an ongoing basis. Our goal is to add four to eight new menu items each year.

•	Increasing Our Average Check. Our relatively low average check versus our primary competitors in the bar & grill and steakhouse segments gives us the ability to selectively implement moderate pricing increases without impacting our value proposition. Additionally, we expect to grow sales by responsibly increasing alcoholic beverage sales. Our alcoholic beverage sales were 7.4% of total sales for the 39 weeks ended May 2, 2010, compared to approximately 9% before fiscal year 2008, which we believe corresponded to the onset of the economic downturn.

•	Promoting Our Brand. We intend to focus our marketing efforts on driving repeat visits from frequent customers and attracting new customers. We use various marketing programs, including television, radio and print advertising as well as various local marketing efforts. We also promote our brand using a combination of in-restaurant sales initiatives, including specials and happy hours, table-top merchandising, outdoor banners, gift cards and our on-line loyalty club. We believe that our brand awareness will continue to increase as we backfill units in existing states and expand into adjacent states.

•	Emphasizing Excellent Operations and Customer Satisfaction. We intend to improve upon our strong customer satisfaction by continuing to focus on delivering a superior customer experience. Our servers are generally limited to serving no more than four tables at a time, allowing them to provide attentive service to our customers. We receive approximately 120,000 phone survey results from customers each year and these surveys have shown an 800 basis point improvement in the top rating of overall customer satisfaction scores since 2006. We will continue to invest in our in-restaurant execution through annual operational programs to improve our customer experience.

Our Principal Stockholders

Following completion of this offering, funds advised by Bruckmann, Rosser, Sherrill & Co., Management, L.P., Black Canyon Capital LLC and Canyon Capital Advisors LLC, will own approximately     %,     % and     %, respectively, of our outstanding Class A common stock, or     %,     % and     %, respectively, if the underwriters’ option to purchase additional shares is fully exercised. As a result, funds advised by Bruckmann, Rosser, Sherrill & Co., Management, L.P. acting together with funds advised by Black Canyon Capital LLC and Canyon Capital Advisors, LLC will be able to control virtually all significant corporate matters and transactions. See “Risk Factors — Risks Related to This Offering and Ownership of Our Class A Common Stock”.

Bruckmann, Rosser, Sherrill & Co., Management, L.P., which together with its affiliates, we refer to as “BRS”, is a New York based private equity firm with previous investments and remaining committed capital totaling $1.4 billion. Bruckmann, Rosser, Sherrill & Co., Management, L.P. partners with management teams to create financial and operational value over the long term for the benefit of its investors, focusing on investments in middle market consumer goods and services businesses. Companies that possess existing or emerging strong market positions and are well-positioned for accelerated long-term growth are best positioned to benefit from the firm’s support and expertise. Bruckmann, Rosser, Sherrill & Co., Management, L.P. and its principals have extensive experience in the restaurant industry, having completed 16 restaurant investments to date, including add-on acquisitions. Since 1996, Bruckmann, Rosser, Sherrill & Co., Management, L.P. has purchased over 40 portfolio companies for aggregate consideration of over $6.4 billion.

Black Canyon Capital LLC, which together with its affiliates, we refer to as “Black Canyon”, is a Los Angeles based private capital firm that invests in control and non-control equity and structured debt securities. Since being founded in 2004, Black Canyon has invested over $1 billion across diverse industries including restaurants, consumer goods, business services, health care services, media and manufacturing.

Canyon Capital Advisors LLC, which together with its affiliates, we refer to as “Canyon Capital”, is an investment advisor registered with the Securities and Exchange Commission based in Los Angeles.

Company History and Information

We opened our first restaurant in Lexington, Kentucky in 1991 and operated as a public company from July 1995 through our acquisition by Cracker Barrel Old Country Store, Inc. (formerly CBRL Group, Inc.), which we refer to as “Cracker Barrel”, in February 1999. From February 1999 to December 2006, we were a wholly-owned subsidiary of Cracker Barrel. In December 2006, BRS, Black Canyon, Canyon Capital and their co-investors, together with our executive officers and other members of management, through LRI Holdings, Inc., acquired Logan’s Roadhouse, Inc. from Cracker Barrel, which we refer to as the “Acquisition”.

LRI Holdings, Inc. was incorporated in Delaware in October 2006. Our principal executive office is located at 3011 Armory Drive, Suite 300, Nashville, Tennessee 37204. Our telephone number is (615) 885-9056, and our website address is www.logansroadhouse.com. The information contained on our website, however, is not deemed to be, and you should not consider such information to be part of this prospectus.

Risk Factors

Investing in shares of our Class A common stock involves a high degree of risk. You should consider the information under the caption “Risk Factors” beginning on page 12 of this prospectus in deciding whether to purchase the Class A common stock we and the selling stockholders are offering. Risks relating to our business include, among others:

•	our ability to successfully execute our growth strategy and other initiatives intended to enhance long-term stockholder value;

•	the adverse effect of macroeconomic conditions on sales and profits of existing restaurants or on our ability to open new restaurants;

•	intense competition in the restaurant industry;

•	changes in consumer preferences related to potential negative publicity regarding food safety and health concerns, including E. coli bacteria, hepatitis A, “mad cow” disease, “foot-and-mouth” disease, avian influenza, peanut and other food allergens, and other public health concerns;

•	changes in our costs, including food (especially beef), labor, utilities, insurance and taxes;

•	supply and delivery shortages or disruptions; and

•	our concentration of restaurants in the Southeast and Southwest United States.

The Offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Class A common stock outstanding immediately after this offering	shares or shares, if the over-allotment option is exercised in full

Use of proceeds	We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $ million, assuming the shares offered by us are sold for $ per share, the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the proceeds from the sale of Class A common stock by us in this offering, together with cash on hand, to prepay our outstanding senior subordinated unsecured mezzanine term notes, including a prepayment premium and accrued and unpaid interest on such notes, to redeem all of our outstanding Series A preferred stock, including accumulated dividends, to pay BRS and Black Canyon a termination and transaction fee in connection with the termination of the management and consulting services agreement and to pay other fees and expenses incurred in connection with this offering. See “Use of Proceeds” and “Description of Certain Indebtedness”.

We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders.

Principal stockholders	Upon completion of this offering, BRS, Black Canyon and Canyon Capital will, acting together, own a controlling interest in us. We currently intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of The NASDAQ Stock Market.

Dividend policy	We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our Class A common stock is limited by our existing credit agreements and may be further restricted by the terms of any of our future debt or preferred securities. See “Dividend Policy”.

Proposed symbol for trading on The NASDAQ Global Select Market	“LGNS”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of Class A common stock to be outstanding immediately after this offering:

•	gives effect to (i) a -for-1 Class A common stock split that will occur prior to the completion of this offering and (ii) the redemption of all of our outstanding Series A preferred stock;

•	assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated by-laws, which we will adopt prior to the completion of this offering;

•	excludes (i) shares of Class A common stock issuable upon the exercise of outstanding stock options at an exercise price of $ per share and (ii) shares of our Class A common stock reserved for future grants under our new equity compensation plan we plan to adopt in connection with this offering; and

•	assumes (i) no exercise by the underwriters of their option to purchase up to additional shares from us and (ii) an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table provides a summary of our historical consolidated financial and operating data for the periods and at the dates indicated. The statement of income (loss) data and the per share data presented below for the period from July 29, 2006 through December 5, 2006 (Predecessor) and the period from December 6, 2006 through July 29, 2007 and the fiscal years ended August 3, 2008 (53 weeks) and August 2, 2009 (Successor) and selected balance sheet data presented below as of August 2, 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the 39 weeks ended May 3, 2009 and the 39 weeks ended May 2, 2010 and as of May 2, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

On December 6, 2006, BRS, Black Canyon, Canyon Capital and their co-investors, together with our executive officers and other members of management, through LRI Holdings, Inc., acquired Logan’s Roadhouse, Inc. All periods prior to the Acquisition are referred to as Predecessor, and all periods including and after the Acquisition are referred to as Successor. The consolidated financial statements for all Successor periods are not comparable to those of the Predecessor period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Matters Affecting Comparability of Results” for additional information regarding the Acquisition and other items that affect the comparability of financial results across periods.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors”, “Selected Historical Consolidated Financial and Operating Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor	Successor
	Period from	Period from
	July 29, 2006	December 6,
	through	2006 through	Fiscal Year Ended		39 Weeks Ended
	December 5,	July 29,	August 3,	August 2,	May 3,	May 2,
	2006	2007	2008	2009	2009	2010
	(In thousands, except share, per share and restaurant data)
Statement of Income (Loss) Data:
Revenues:
Net sales	$153,663	$321,421	$529,424	$533,248	$402,047	$414,483
Franchise fees and royalties	851	1,697	2,574	2,248	1,656	1,531

Total revenues	154,514	323,118	531,998	535,496	403,703	416,014

Costs and expenses:
Restaurant operating costs:
Cost of goods sold	49,527	104,881	176,010	172,836	131,383	130,220
Labor and other related expenses	48,580	97,641	164,074	161,173	121,049	123,945
Occupancy costs	5,768	22,365	37,952	39,923	29,701	31,677
Other restaurant operating expenses	26,116	47,335	80,255	79,263	59,919	60,472
Depreciation and amortization	5,631	9,351	16,146	17,206	12,906	12,761
Pre-opening expenses	699	3,008	3,170	2,137	1,797	1,791
General and administrative	11,996	19,209	26,538	25,126	18,534	17,219
Impairment and store closing charges	—	—	6,622	23,187	23,258	3

Total costs and expenses	148,317	303,790	510,767	520,851	398,547	378,088

	Predecessor	Successor
	Period from	Period from
	July 29, 2006	December 6,
	through	2006 through	Fiscal Year Ended		39 Weeks Ended
	December 5,	July 29,	August 3,	August 2,	May 3,	May 2,
	2006	2007	2008	2009	2009	2010
	(In thousands, except share, per share and restaurant data)
Income from operations	6,197	19,328	21,231	14,645	5,156	37,926
Other expense (income):
Interest expense, net	5,533	15,101	22,618	20,557	15,258	14,246
Other expense (income), net	—	313	2,631	1,543	2,335	(496)

Income (loss) before income taxes	664	3,914	(4,018)	(7,455)	(12,437)	24,176
Provision for (benefit from) income taxes	(422)	566	(3,392)	(5,484)	(9,617)	9,062

Net income (loss)	1,086	3,348	(626)	(1,971)	(2,820)	15,114
Undeclared preferred dividend	—	(5,552)	(9,605)	(10,568)	(7,887)	(8,926)

Net income (loss) attributable to common stockholders	$1,086	$(2,204)	$(10,231)	$(12,539)	$(10,707)	$6,188

Per Share Data:
Net income (loss) per share:
Basic and diluted	$1,086	$(2.28)	$(10.57)	$(12.95)	$(11.06)	$6.39
Weighted average shares outstanding:
Basic and diluted	1,000	968,000	968,000	968,000	968,000	968,000

Selected Other Data:
Restaurants open (end of period):
Company-owned	143	156	170	177	176	185
Total	169	182	196	203	202	211
Average unit volumes (in millions)	$1.0	$2.1	$3.2	$3.0	$2.3	$2.3
Restaurant operating margin(1)	15.4%	15.3%	13.4%	15.0%	14.9%	16.4%
Adjusted EBITDA(2)	$12,391	$39,694	$54,987	$65,117	$49,457	$56,495
Adjusted EBITDA margin(3)	8.0%	12.3%	10.3%	12.2%	12.3%	13.6%
Capital expenditures	$15,637	$31,864	$37,372	$27,039	$17,965	$16,221

Comparable Restaurant Data(4):
Change in comparable restaurant sales	0.6%	1.8%	0.8%	(2.8)%	(1.7)%	(1.3)%
Average check	$12.76	$12.95	$13.01	$12.79	$12.85	$12.69

		May 2, 2010
	August 2, 2009	Actual	As Adjusted(5)
	(In thousands)

Selected Balance Sheet Data:
Cash and cash equivalents	$13,069	$45,111	$
Total assets	408,256	425,705
Total long-term debt, including current portion	220,063	219,028

(1)	Restaurant operating margin represents net sales less (i) cost of goods sold, (ii) labor and other related expenses, (iii) occupancy costs and (iv) other restaurant operating expenses, divided by net sales. Restaurant operating margin is a supplemental measure of operating performance of our company-owned restaurants that does not represent and should not be considered as an alternative to net income or net sales as determined by U.S. generally accepted accounting principles, or U.S. GAAP, and our calculation thereof may not be comparable to that reported by other companies. Restaurant operating margin has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Management believes restaurant operating margin is an important component of financial results because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant operating margin as a key metric to evaluate our financial performance compared with our competitors, to evaluate the profitability of incremental sales and to evaluate our performance across periods.

	Predecessor	Successor
		Period from
	Period from	December 6,
	July 29, 2006	2006
	through	through	Fiscal Year Ended		39 Weeks Ended
	December 5,	July 29,	August 3,	August 2,	May 3,	May 2,
	2006	2007	2008	2009	2009	2010
	(Dollars in thousands)
Net sales(A)	$153,663	$321,421	$529,424	$533,248	$402,047	$414,483
Restaurant operating costs:
Cost of goods sold	49,527	104,881	176,010	172,836	131,383	130,220
Labor and other related expenses	48,580	97,641	164,074	161,173	121,049	123,945
Occupancy costs	5,768	22,365	37,952	39,923	29,701	31,677
Other restaurant operating expenses	26,116	47,335	80,255	79,263	59,919	60,472

Restaurant operating profit(B)	$23,672	$49,199	$71,133	$80,053	$59,995	$68,169
Restaurant operating margin(B÷A)	15.4%	15.3%	13.4%	15.0%	14.9%	16.4%

(2)	Adjusted EBITDA represents earnings before interest, tax, depreciation and amortization adjusted to reflect the additions and eliminations described in the table below. Adjusted EBITDA is a supplemental measure of operating performance that does not represent and should not be considered as an alternative to net income or cash flow from operations as determined under U.S. GAAP, and our calculation thereof may not be comparable to that reported by other companies. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for, capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in the restaurant industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally. We further believe that our presentation of this non-GAAP financial measure provides information that is useful to analysts and investors because it is an important indicator of the strength of our operations and the performance of our core business.

As noted in the table below, Adjusted EBITDA includes adjustments for restaurant impairments, pre-opening expenses, hedging expenses and losses on property sales. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate partly because the amounts recognized can vary significantly from period to period and complicate comparisons of our internal operating results and operating results of other restaurant companies over time. In addition, Adjusted EBITDA includes adjustments for other items, which we do not expect to regularly record following this offering, including sponsor management fees, tradename impairment, restructuring costs and costs related to the Acquisition. Each of the normal recurring adjustments and other adjustments described in this paragraph help to provide management with a measure of our core operating performance over time by removing items that are not related to day-to-day restaurant level operations.

We also adjust for non-recurring Predecessor costs, which will not be recorded again following this offering.

Management and our principal stockholders use Adjusted EBITDA:

•	as a measure of operating performance to assist us in comparing the operating performance of our restaurants on a consistent basis because it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budgets and financial projections;

•	to evaluate the performance and effectiveness of our operational strategies;

•	to provide enhanced comparability between our historical results during the Predecessor period and results that reflect the new capital structure in the Successor periods;

•	to calculate management and consulting fee payments to our principal stockholders; and

•	to calculate incentive compensation payments for our employees, including assessing performance under our annual incentive compensation plan.

In addition, Adjusted EBITDA is used by investors as a supplemental measure to evaluate the overall operating performance of companies in the restaurant industry. Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations from one period to the next and would ordinarily add back items that are not part of normal day-to-day operations of our business. By providing this non-GAAP financial measure, together with reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives.

We also present Adjusted EBITDA because it is based on “Consolidated EBITDA”, a measure which is used in calculating financial ratios in material debt covenants in our senior secured credit facility. As of May 2, 2010, we had $133.2 million of outstanding borrowings under the term loan and the ability to borrow up to an additional $30.0 million under the revolving credit facility. Failure to comply with our material debt covenants could cause an acceleration of outstanding amounts under the term loan and restrict us from borrowing amounts under the revolving credit facility to fund our future liquidity requirements. For the period ending May 2, 2010, we were required to maintain a fixed charge coverage ratio (ratio of Consolidated EBITDA plus cash rent expense to debt service requirements plus cash rent expense) of 1.20:1 and a total leverage ratio (ratio of adjusted debt to Consolidated EBITDA) of less than 5.50:1. Our fixed charge coverage ratio and leverage ratio as of May 2, 2010 were 1.78:1 and 2.97:1, respectively. We believe that presenting Adjusted EBITDA is appropriate to provide additional information to investors about how the covenants in those agreements operate. Our senior secured credit facility may permit us to exclude other non-cash charges and specified non-recurring expenses to net income in calculating Consolidated EBITDA in future periods, which are not reflected in the Adjusted EBITDA data presented in this prospectus. The material covenants in our senior secured credit facility are discussed further in “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”.

The following table sets forth a reconciliation of net income (loss), the most directly comparable U.S. GAAP financial measure, to Adjusted EBITDA.

	Predecessor
	Period from	Successor
	July 29 2006	Period from
	through	December 6, 2006	Fiscal Year Ended		39 Weeks Ended
	December 5,	through July 29,	August 3,	August 2,	May 3,	May 2,
	2006	2007	2008	2009	2009	2010
	(In thousands)
Net income (loss)	$1,086	$3,348	$(626)	$(1,971)	$(2,820)	$15,114
Net interest expense	5,533	15,102	22,618	20,557	15,258	14,246
Income tax expense	(422)	566	(3,392)	(5,484)	(9,617)	9,062
Depreciation and amortization	5,631	9,351	16,146	17,206	12,906	12,761

EBITDA	$11,828	$28,367	$34,746	$30,308	$15,727	$51,183

Adjustments:
Sponsor management fees(a)	—	865	1,250	1,486	1,142	1,199
Non-cash asset write-off:
Tradename impairment(b)	—	—	—	16,781	16,781	—
Restaurant impairment(c)	—	—	6,622	6,252	6,375	—
Loss on disposal of property and equipment(d)	444	554	977	877	463	545
Restructuring costs(e)	—	—	683	892	839	—
Pre-opening expenses (excluding rent)(f)	450	2,364	2,561	1,443	1,159	1,483
Hedging expenses(g)	—	313	2,631	1,543	2,335	(496)
Losses on sales of property(h)	2,579	—	1,206	—	—	—
Non-cash rent adjustment(i)	(268)	3,422	3,599	4,505	3,687	2,475
Acquisition related costs(j)	1,232	3,848	613	187	162	83
Non-recurring Predecessor costs(k)	1,627	—	—	—	—	—
Pro forma sale-leaseback rent adjustment(l)	(5,593)	—	—	—	—	—
Other adjustments(m)	92	(39)	99	843	787	23

Adjusted EBITDA	$12,391	$39,694	$54,987	$65,117	$49,457	$56,495

(a)	Sponsor management fees consist of fees paid to BRS and Black Canyon under the management and consulting services agreement. We will terminate this agreement in connection with the completion of this offering. See “Certain Relationships and Related Party Transactions”.

(b)	We recorded an impairment charge in fiscal year 2009 related to our tradename. See Note 6 to our consolidated financial statements for additional details.

(c)	Restaurant impairment charges were recorded in connection with the determination that the carrying value of certain of our restaurants exceeded their estimated fair value. See Note 8 to our consolidated financial statements for additional details.

(d)	Loss on disposal of property and equipment consists of the loss on disposal or retirement of assets that are not fully depreciated.

(e)	Restructuring costs include severance and other related costs resulting from the restructuring of our corporate office in late fiscal year 2008 and early fiscal year 2009.

(f)	Pre-opening expenses (excluding rent) include expenses directly associated with the opening of a new restaurant. See Note 2 to our consolidated financial statements for additional details.

(g)	Hedging expenses relate to fair market value changes of an interest rate swap and the related interest. See Note 10 to our consolidated financial statements for additional details.

(h)	We recognized losses in connection with the sale-leaseback of six restaurants in the period ended December 5, 2006 and two restaurants in fiscal year 2008 due to the fair value of the property sold being less than the undepreciated cost of the property. See Note 13 to our consolidated financial statements for additional details.

(i)	Non-cash rent adjustments represent the non-cash rent expense calculated as the difference in U.S. GAAP rent expense in any year and amounts payable in cash under the leases during the year. In measuring our operational performance, we focus on our cash rent payments. See Note 2 to our consolidated financial statements for additional details.

(j)	Acquisition related costs include: (i) expenses related to purchase accounting recognized in connection with the Acquisition, (ii) retention payments made to certain members of our management in connection with the Acquisition (U.S. GAAP expense recognized after award payment), and (iii) legal, professional and other fees incurred as a result of the Acquisition and related transactions.

(k)	Non-recurring Predecessor costs include (i) an allocation of Cracker Barrel corporate overhead costs for presentation as a stand-alone entity and (ii) an allocation of stock option expense on shares of Cracker Barrel stock recognized in accordance with applicable accounting guidance.

(l)	Our senior secured credit facility requires that certain transactions be given pro forma effect in the calculation of “Consolidated EBITDA”, including cash rent payments associated with sale-leaseback transactions entered into in connection with the Acquisition. The senior secured credit facility requires us to deduct from Consolidated EBITDA the pro forma cash rent payments that would have been incurred if the sale-leaseback transactions had occurred prior to the Acquisition. Pro forma sale-leaseback rent adjustment represents such pro forma rent expense for the Predecessor periods, which is not calculated in accordance with Article 11 of Regulation S-X. For additional information regarding the sale-leaseback transactions and the calculation and use of Consolidated EBITDA in our senior secured credit facility, see “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

(m)	Other adjustments include $0.6 million of casualty losses resulting from damages to our restaurants during fiscal year 2009, ongoing expenses of closed restaurants, as well as inventory write-offs, employee termination buyouts and incidental charges related to restaurant closings.

(3)	Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to total revenues. See footnote 2 above for a discussion of Adjusted EBITDA as a non-GAAP measure and a reconciliation of net income (loss) to Adjusted EBITDA.

(4)	We use a number of key performance indicators in assessing the performance of our restaurants, including change in comparable restaurant sales and average check. These key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators”. Comparable restaurant data for the period from July 29, 2006 through December 5, 2006 is based on 18 full weeks through December 3, 2006, and comparable restaurant data for the period from December 6, 2006 through July 29, 2007 is based on 34 full weeks through July 29, 2007.

(5)	The as adjusted column in the selected balance sheet data table above reflects the balance sheet data as further adjusted for (i) our receipt of the estimated net proceeds from the sale of shares of Class A common stock offered by us at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the repayment of outstanding indebtedness and redemption of our Series A preferred stock as described in “Use of Proceeds”. See “Capitalization” and “Use of Proceeds”. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents and total assets by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, if we change the number of shares offered by us, the net proceeds we receive will increase or decrease by the increase or decrease in the number of shares sold, multiplied by the offering price per share, less the incremental estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in shares of our Class A common stock involves a high degree of risk. Before you purchase our Class A common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected. In any such case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

If we fail to execute our growth strategy, which primarily depends on our ability to open new restaurants that are profitable, our business could suffer.

Historically, the most significant means of achieving our growth strategies have been through opening new restaurants and operating those restaurants on a profitable basis. We expect this to continue to be the case for the foreseeable future. In fiscal year 2011, we plan to open approximately 15 company-owned restaurants, and we intend to grow our company-owned restaurants at a long-term annual growth rate of 10%. We expect to open substantially all of our new restaurants in, or adjacent to, states where we have existing restaurants. Delays or failures in opening new restaurants, or achieving lower than expected sales in new restaurants, could materially adversely affect our growth strategy. Our ability to open new restaurants successfully will also depend on numerous other factors, some of which are beyond our control, including, among other items, the following:

•	our ability to secure suitable new restaurant sites;

•	consumer acceptance of our new restaurants;

•	our ability to control construction and development costs of new restaurants;

•	our ability to secure required governmental approvals and permits in a timely manner and any changes in local, state or federal laws and regulations that adversely affect our costs or ability to open new restaurants; and

•	the cost and availability of capital to fund construction costs and pre-opening expenses.

We cannot assure you that any restaurant we open will be profitable or achieve operating results similar to those of our existing restaurants.

We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure, nor that we will be able to hire or retain the necessary management and operating personnel. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel.

Some of our new restaurants will be located in areas where we have existing restaurants. Increasing the number of locations in these markets may cause us to over-saturate markets and temporarily or permanently divert customers and sales from our existing restaurants, thereby adversely affecting our overall profitability.

Some of our new restaurants will be located in areas where we have little or no experience. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new restaurants to be less successful than restaurants in existing markets.

Macroeconomic conditions could adversely affect our ability to increase the sales and profits of existing restaurants or to open new restaurants.

As in fiscal year 2009 and through the first three fiscal quarters of fiscal year 2010, the United States may continue to suffer from a severe downturn in economic activity and remain in a recession. Recessionary economic cycles, higher interest rates, higher fuel and other energy costs, higher foreclosure rates, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect discretionary consumer spending could adversely affect our revenues and profit margins and make opening new restaurants or operating existing restaurants more difficult. In particular, during the recent recession, we have experienced a reduction in customer traffic and a decrease in average check at our restaurants, which has negatively impacted our sales. We could continue to experience reduced customer traffic, reduced average checks or limitations on the prices we can charge for our menu items, any of which could further reduce our sales and profit margins. Also, businesses in the trade area in which some of our restaurants are located may experience difficulty as a result of macroeconomic trends or cease to operate, which could, in turn, further negatively affect customer traffic at our restaurants. All of these factors could have a material adverse impact on our results of operations and growth.

Our success depends on our ability to compete with many other restaurants.

The restaurant industry is intensely competitive, and we compete with many well-established restaurant companies on the basis of taste of our menu items, price of products offered, customer service, atmosphere, location and overall customer experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators to well-capitalized national restaurant companies. Many of our competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in the restaurant industry better than we can. As our competitors expand their operations or as new competitors enter the industry, we expect competition to intensify. Moreover, our competitors can harm our business, even if they are not successful in their own operations, by taking away some customers or employees or by aggressive and costly advertising, promotional or hiring practices. We also compete with other restaurant chains and retail businesses for quality site locations, management and hourly employees.

Health concerns and government regulation relating to the consumption of beef, chicken, peanuts or other food products could affect consumer preferences and could negatively impact our results of operations.

Many of the food items on our menu contain beef and chicken. The preferences of our customers for our menu items could be affected by health concerns about the consumption of beef or chicken or negative publicity concerning food quality, illness and injury generally. In recent years, there has been negative publicity concerning E. coli bacteria, hepatitis A, “mad cow” disease, “foot-and-mouth” disease, avian influenza, peanut and other food allergies and other public health concerns affecting the food supply. This negative publicity, as well as any other negative publicity concerning food products we serve, may adversely affect demand for our food and could result in a decrease in customer traffic to our restaurants. If we react to the negative publicity by changing our menu, we may lose customers who do not prefer the new menu, and we may not be able to attract sufficient new customers to generate the revenue needed to make our restaurants profitable. These health concerns, negative publicity, or menu changes could result in a decrease in customer traffic or a change in product mix, which could materially harm our business.

Peanuts contribute to the atmosphere of our restaurants, and we offer buckets of peanuts on our tables and throughout our restaurants. Owing to the severe nature of some peanuts allergies, peanuts have recently been identified by the U.S. Food and Drug Administration as a significant allergen, and federal and state regulators have contemplated extending current peanut labeling regulations to the restaurant industry. The introduction of such regulations could cause us to reduce our use of peanuts and modify the atmosphere of our restaurants, which could adversely affect our business and brand differentiation.

Health concerns arising from outbreaks of viruses may have an adverse effect on our business.

The United States and other countries have experienced, or may experience in the future, outbreaks of viruses, such as avian influenza, SARS and H1N1. To the extent that a virus is food-borne, future outbreaks may adversely affect the price and availability of certain food products and cause our customers to eat less of a product or avoid eating in restaurant establishments. To the extent that a virus is transmitted by human-to-human contact, our employees or customers could become infected, or could choose, or be advised, to avoid gathering in public places, any one of which could adversely affect our business.

Changes in consumer preferences could harm our performance.

Our success depends upon consumer preferences for beef and our other menu items. We also depend on trends regarding away-from-home dining. Consumer preferences might shift as a result of, among other things, health concerns or dietary trends related to cholesterol, carbohydrate, fat and salt content of certain food items. Negative publicity over the health aspects of such food items may adversely affect demand for our menu items and could result in lower customer traffic, sales and results of operations.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. The food item accounting for the largest share of our cost of goods sold, at 31.5% in fiscal year 2009, is beef. Any increase in food prices, particularly for beef, could adversely affect our operating results. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions, food safety concerns, costs of distribution, product recalls and government regulations. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu items and prices, and a failure to do so could adversely affect our operating results. In addition, because our menu items are moderately priced, we may not seek to or be able to pass along price increases to our customers. If we adjust pricing there is no assurance that we will realize the full benefit of any adjustment due to changes in our customers’ menu item selections and customer traffic.

We rely heavily on certain vendors, suppliers and distributors which could adversely affect our business.

Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities. In some cases, we may have only one supplier for a product or supply. Our dependence on single source suppliers subjects us to the possible risks of shortages, interruptions and price fluctuations. We currently purchase most of our beef, under contract, from JBS Swift Beef Company, the largest beef supplier in the world. We are under contract through July 2011 for the supply of a substantial majority of our expected beef requirements. We are also under a contract with Koch Foods Inc. for our supply of chicken through December 2011. In addition, we rely on one primary distributor to deliver products to our restaurants. If any of these vendors, our other suppliers or our primary distributor is unable to fulfill their obligations, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which would materially harm our business.

Approximately 67% of our company-owned restaurants are located in the Southeast and Southwest United States and, as a result, we are sensitive to economic and other trends and developments in those regions.

As of May 2, 2010, a total of 124 of our company-owned restaurants were located in the Southeast and Southwestern United States. As a result, we are particularly susceptible to adverse trends and economic conditions in those regions, including their labor markets. In addition, given our geographic concentration in these regions, negative publicity regarding any of our restaurants in these regions could have a material adverse effect on our business and operations, as could other occurrences in these regions such as local strikes, energy shortages or increases in energy prices, droughts, hurricanes, fires, floods or other natural disasters.

We have implemented an enhanced restaurant prototype, but our current restaurant prototype and any future prototypes may not be successful and could have a negative impact on our sales, returns on invested capital and brand image.

We have implemented an enhanced restaurant prototype under which we have opened 20 restaurants and which will be used for future expansion. This enhanced restaurant prototype incorporates changes in size, materials, layout, and operational and aesthetic elements from our previous restaurant prototype, and there can be no assurance that this or any future prototypes will be successful in all or any of our markets. If our current restaurant prototype does not continue to be successful, particularly as we seek to increase our rate of opening new restaurants, we may need to reduce our rate of development of this current restaurant prototype or modify our plans by altering the current restaurant prototype or developing a new restaurant prototype. The introduction of any new prototypes could slow growth and result in less favorable sales and lower returns on invested capital than we have experienced with our previous restaurant prototypes. Additionally, any future changes to our restaurant prototype and layout could negatively impact our brand image.

We may incur costs resulting from breaches of security of confidential customer information related to our electronic processing of credit and debit card transactions.

The majority of our restaurant sales are by credit or debit cards. Other retailers have experienced security breaches in which credit and debit card information has been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition and results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and our restaurants.

We may need additional capital in the future, and it may not be available on acceptable terms.

The development of our business may require significant additional capital in the future to fund our operations and growth, among other activities. We have historically relied upon cash generated by our operations and lease financing to fund our expansion. In the future, we intend to rely on funds from operations, lease financing and, if necessary, our existing senior secured credit facility. We may also need to access the debt and equity capital markets. There can be no assurance, however, that these sources of financing will be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our then-outstanding debt. These factors may make the timing, amount, terms or conditions of additional financings unattractive to us. If we are unable to generate sufficient funds from operations or raise additional capital, our growth could be impeded.

In connection with the Acquisition, we entered into a senior secured credit facility with aggregate borrowings of up to $168.0 million consisting of (i) a $138.0 million term loan facility due in December 2012 and (ii) a $30.0 million revolving credit facility due in December 2011. Our obligations and the guarantees under the senior secured credit facility are secured by all of our assets. As of May 2, 2010, we had $133.2 million of outstanding borrowings under our term loan facility and no outstanding borrowings under our revolving credit facility. We also issued $80.0 million aggregate principal amount of senior subordinated unsecured mezzanine term notes due June 2014 to help fund the Acquisition. We intend to use a portion of our proceeds from this offering to prepay all of the senior subordinated unsecured mezzanine term notes. We may not be able to refinance our indebtedness prior to or at its maturity on acceptable terms or at all.

Our existing senior secured credit facility requires us to maintain financial covenants and failure to do so would adversely affect our business and limit our ability to incur additional debt.

The lenders’ obligation to extend credit under our existing senior secured credit facility depends upon our maintaining certain financial covenants including, as of May 2, 2010, a minimum consolidated fixed charge coverage ratio of 1.20:1 and a maximum consolidated leverage ratio of 5.50:1. Failure to maintain these ratios could result in an acceleration of outstanding amounts under the term loan and restrict us from borrowing amounts under the revolving credit facility to fund our future liquidity requirements.

We may be required to record additional impairment charges in the future.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to company-owned restaurant operations, as well as our overall performance in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any given company-owned restaurant, the estimated undiscounted future cash flows for the restaurant are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge would be recorded equal to the difference between the carrying value and the estimated fair value. In fiscal years 2009 and 2008 we recorded impairment charges of $6.3 million and $6.6 million, respectively.

We also review the value of our goodwill and other intangible assets on an annual basis and when events or changes in circumstances indicate that the carrying value of goodwill or other intangible assets may exceed the fair value of such assets. The estimates of fair value are based upon the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation measurements and techniques. In fiscal year 2009, we recorded an impairment charge of $16.8 million relating to our tradename.

The estimates of fair value used in these analyses requires the use of judgment, certain assumptions and estimates of future operating results. If actual results differ from our estimates or assumptions, additional impairment charges may be required in the future. If impairment charges are significant, our results of operations could be adversely affected.

We depend upon our executive officers and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We believe that we have benefited substantially from the leadership and experience of our executive officers, including our President and Chief Executive Officer, G. Thomas Vogel, and our Chief Financial Officer, Amy L. Bertauski. The loss of the services of any of our executive officers could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis. In addition, any such departure could be viewed in a negative light by investors and analysts, which could cause our Class A common stock price to decline. Other than our President and Chief Executive Officer, none of our executive officers are subject to non-compete or non-solicitation obligations at the present time. Moreover, we do not have employment agreements with any of our executive officers, except for our President and Chief Executive Officer, and we do not maintain “key man” or “key woman” insurance policies on the lives of any executive officers. As our business expands, our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified executive-level personnel. Our inability to attract and retain qualified executive officers in the future could impair our growth and harm our business.

We are dependent on attracting and retaining qualified employees while also controlling labor costs.

We are dependent upon the availability of qualified restaurant personnel. Our future performance will depend on our ability to attract, motivate and retain our regional managers and general managers. Competition for these employees is intense. The loss of the services of members of our restaurant management team or the inability to attract additional qualified personnel as needed could materially harm our business.

In addition, availability of staff varies widely from restaurant to restaurant. Our turnover for all restaurant managers in fiscal year 2009 was 19%. In fiscal year 2009, our hourly restaurant employee turnover at our comparable restaurants was 104%. If restaurant management and staff turnover trends increase, we could suffer higher direct costs associated with recruiting, training and retaining replacement personnel. Moreover, we could suffer from significant indirect costs, including restaurant disruptions due to management changeover and potential delays in new restaurant openings or adverse customer reactions to inadequate customer service levels due to staff shortages. Competition for qualified employees exerts upward pressure on wages paid to attract such personnel, resulting in higher labor costs, together with greater recruitment and training expense.

We, and our franchisees, must comply with the Fair Labor Standards Act and various federal and state laws governing employment matters, such as minimum wage, tip credit allowance, overtime pay practices, child labor laws and other working conditions and citizenship requirements. Federal and state laws may also require us to provide new or increased levels of employee benefits to our employees, many of whom are not currently eligible for such benefits. Many of our employees are hourly workers whose wages are likely to be affected by an increase in the federal or state minimum wage or changes to the tip credit allowance. Proposals have been made, and continue to be made, at federal and state levels to increase minimum wage levels, including changes to the tip credit allowance. An increase in the minimum wage or a change in the tip credit allowance may require an increase or create pressure to increase the pay scale for our employees. A shortage in the labor pool or other general inflationary pressures or changes could also increase our labor costs. A shortage in the labor pool could also cause our restaurants to be required to operate with reduced staff, which could negatively impact our ability to provide adequate service levels to our customers.

Legal complaints or litigation may hurt us.

Occasionally, restaurant customers file complaints or lawsuits against us or our franchisees alleging that we are responsible for some illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We and our franchisees are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims, claims by franchisees and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. We could also become subject to class action lawsuits related to these matters in the future. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers.

Regardless, however, of whether any claim brought against us in the future is valid or whether we are liable, such a claim would be expensive to defend for us and our franchisees and may divert time and money away from our and our franchisees’ operations and, thereby, hurt our business.

We are subject to state and local “dram shop” statutes, which may subject us to uninsured liabilities. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. In the past, after allegedly consuming alcoholic beverages at our restaurants, individuals have been killed or injured or have killed or injured third parties. Because a plaintiff may seek punitive damages, which may not be fully covered by insurance, this type of action could have an adverse impact on our or our franchisees’ financial condition and results of operations. A judgment in such an action significantly in excess of our insurance coverage, or the insurance coverage of one of our franchisees, could adversely affect our financial condition or results of operations. Further, adverse publicity resulting from any such allegations may adversely affect us, our franchisees and our restaurants taken as a whole.

Our current insurance may not provide adequate levels of coverage against claims.

We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. In addition, we self-insure a significant portion of expected losses under our workers’ compensation, general liability, employee health and property insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in materially different amounts of expense under these programs, which could have a material adverse effect on our financial condition, results of operations and liquidity. As a public company, we intend to enhance our existing directors’ and officers’ insurance. While we expect to obtain such coverage, there can be no assurance that we will be able to obtain such coverage at all or at a reasonable cost now or in the future. Failure to obtain and maintain adequate directors’ and officers’ insurance would likely adversely affect our ability to attract and retain qualified officers and directors.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of our liquor and food service licenses and, thereby, harm our business.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals could adversely affect our operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would adversely affect our business.

In the 39 weeks ended May 2, 2010, 7.4% of our total sales from company-owned restaurants were attributable to the sale of alcoholic beverages, and we plan to responsibly increase our alcoholic beverage sales in the future. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on-premises and to provide service for extended hours and on Sundays. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. In the past, we and our franchisees have been subject to fines for violations of alcoholic beverage control regulations. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect our results of operations and overall financial condition.

We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

We rely heavily on information systems, including point-of-sale processing in our restaurants, management of our supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a breach in security of these systems could result in delays in customer service and reduce efficiency in our operations. Remediation of such problems could result in significant, unplanned capital investments.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We own certain common law trademark rights and a number of federal trademark and service mark registrations, including Logan’s Roadhouse® and the design, our stylized logos set forth on the cover and back pages of this prospectus, Logan’s® and the design, The Logan®, Onion Brewski®, Brewski Onions®, Peanut Shooter®, Roadies® and The Real American Roadhouse®, as well as the peanut man logo and the trade dress element consisting of the “bucket” used in connection with our restaurant services, and proprietary rights relating to our methods of operation and certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized use or imitation by others, which could harm our image, brand or competitive position. If we commence litigation to enforce our rights, we will incur significant legal fees.

We are not aware of any assertions that our trademarks or menu offerings infringe upon the proprietary rights of any third parties, but we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming and distracting for executive management, result in costly litigation, cause changes to existing menu items or delays in introducing new menu items, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

If we fail to comply with federal and state statutes, regulations and rules governing our offer and sale of franchises and our relationship with our franchisees, we may be subject to franchisee-initiated litigation and governmental or judicial fines or sanctions.

We are subject to various state laws that govern the offer and sale of franchises, as well as the rules and regulations of the Federal Trade Commission. Additionally, many state laws regulate various aspects of the franchise relationship, including the nature, timing and sufficiency of disclosures to franchisees upon the initiation of the franchisor-potential franchisee relationship, our conduct during the franchisor-franchisee relationship and renewals and terminations of franchises.

Any past or future failures by us to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in franchisee-initiated lawsuits, a ban or temporary suspension on future franchise sales, civil and administrative penalties or other fines, or require us to make offers of rescission, disgorgement or restitution, any of which could adversely affect our business and operating results. We could also face lawsuits by our franchisees based upon alleged violations of these laws. In the case of willful violations, criminal sanctions could be brought against us.

Our franchisees could take actions that could be harmful to our business.

Our franchisees are contractually obligated to operate their restaurants in accordance with Logan’s Roadhouse standards and all applicable laws. Although we attempt to properly train and support franchisees, franchisees are independent third parties that we do not control, and the franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchised restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with our standards, the Logan’s Roadhouse image and reputation could be harmed, which in turn could adversely affect our business and operating results. Further, the failure of either of our two franchisees or any of their restaurants to remain financially viable could result in their failure to pay royalties owed to us. Finally, regardless of the actual validity of such a claim, we may be named as a party in an action relating to, and/or be held liable for, the conduct of our franchisees if it is shown that we exercise a sufficient level of control over a particular franchisee’s operation.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards and liquor licenses, federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, tip credits, working conditions, safety standards, immigration status, unemployment tax rates, workers’ compensation rates and state and local payroll taxes), federal and state laws which prohibit discrimination and other laws regulating the design and operation of facilities, such as the Americans With Disabilities Act of 1990, or the ADA. In addition, we are subject to a variety of federal, state and local laws and regulations relating to the use, storage, discharge, emission and disposal of hazardous materials.

We are reviewing the health care reform law enacted by Congress in March 2010. As part of that review, we will evaluate the potential impacts of this new law on our business, and accommodate various parts of the law as they take effect. There are no assurances that a combination of cost management and price increases can accommodate all of the costs associated with compliance. We do not expect to incur any material costs from compliance with the provision of the health care law requiring disclosure of calories on menus, but cannot anticipate any changes in customer behavior resulting from the implementation of this portion of the law, which could have an adverse effect on our sales or results of operations.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Any strategic transactions that we consider in the future may have unanticipated consequences that could harm our business and our financial condition.

From time to time, we evaluate potential mergers, acquisitions of restaurants (including from our franchisees), joint ventures or other strategic initiatives to acquire or develop additional concepts. To successfully execute any acquisition or development strategy, we will need to identify suitable acquisition or development candidates, negotiate acceptable acquisition or development terms and obtain appropriate financing. Any acquisition or future development that we pursue, whether or not successfully completed, may involve risks, including:

•	material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition or development as the restaurants are integrated into our operations;

•	risks associated with entering into new domestic markets or conducting operations where we have no or limited prior experience, including international markets;

•	risks inherent in accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, and our ability to achieve projected economic and operating synergies; and

•	the diversion of management’s attention from other business concerns.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the requirements applicable to public companies.

Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, or the other rules and regulations of the Securities Exchange Commission, or the SEC, or any securities exchange relating to public companies. We are working with our legal and financial advisors and independent accountants to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that we will be required to incur in order to adequately prepare for being a public company could be material. Ongoing compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Risks Related to This Offering and Ownership of Our Class A Common Stock

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon consummation of this offering our executive officers, directors and principal stockholders will own, in the aggregate, approximately     % of our outstanding Class A common stock and will own options that will enable them to own, in the aggregate, approximately     % of our outstanding Class A common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. We currently expect that, following this offering,      of the      members of our board of directors will be designees of BRS, Black Canyon or Canyon Capital. BRS, Black Canyon and Canyon Capital can take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power among BRS, Black Canyon and Canyon Capital may have an adverse effect on the price of our Class A common stock. The interests of these stockholders may not be consistent with your interests as a stockholder. After the lock-up period expires, BRS, Black Canyon and Canyon Capital will be able to transfer control of us to a third-party by transferring their Class A common stock, which would not require the approval of our board of directors or our other stockholders.

Our amended and restated certificate of incorporation will provide that the doctrine of corporate opportunity will not apply against BRS, Black Canyon or Canyon Capital, or any of our directors who are employees of or affiliated with BRS, Black Canyon or Canyon Capital, in a manner that would prohibit them from investing or participating in competing businesses. To the extent they invest in such other businesses, BRS, Black Canyon or Canyon Capital may have differing interests than our other stockholders.

We will be a “controlled company” within the meaning of The NASDAQ Stock Market rules, and, as a result, we will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, BRS, Black Canyon and Canyon Capital will own more than 50% of the total voting power of our Class A common stock and we will be a “controlled company” under The NASDAQ Stock Market corporate governance listing standards. As a controlled company, we will be exempt under The NASDAQ Stock Market listing standards from the obligation to comply with certain of The NASDAQ Stock Market corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors, as defined under the rules of The NASDAQ Stock Market;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Accordingly, for so long as we are a controlled company, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all of The NASDAQ Stock Market corporate governance requirements.

There may not be a viable public market for our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock will be determined through negotiations between us and the representative of the underwriters and may not be indicative of the market price of our Class A common stock after this offering. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The NASDAQ Global Select Market or otherwise or how liquid that market might become. An active public market for our Class A common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at a price that is attractive to you, or at all.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	our ability to successfully execute our growth strategy and other initiatives intended to enhance long-term stockholder value;

•	changes in consumer preferences and demographic trends;

•	changes in the costs of our business including food costs (especially beef), labor cost, utilities cost, insurance cost, taxes and others;

•	supply and delivery shortages or disruptions;

•	potential negative publicity regarding food safety and health concerns including food related concerns over E. coli bacteria, hepatitis A, “mad cow” disease, “foot-and-mouth” disease, the avian influenza, peanut and other food allergens, and other public health concerns affecting the food supply;

•	increasing competition in the restaurant industry;

•	the impact of federal, state or local government regulations relating to our employees or the sale of food and alcoholic beverages, tax, wage and hour matters, health and safety, pensions, insurance or other undeterminable areas;

•	potential fluctuation in our annual or quarterly operating results due to seasonality and other factors;

•	the continued service of key management personnel;

•	actual results of litigation or governmental investigations and the costs and effects of negative publicity associated with these activities;

•	changes in capital market conditions that could affect valuations of restaurant companies in general or our goodwill in particular or other adverse economic conditions;

•	the effectiveness of our internal controls over financial reporting and disclosure;

•	the rate of growth of general and administrative expenses associated with being a public company and building a strengthened corporate infrastructure to support our growth initiatives;

•	changes in financial estimates by any securities analysts who follow our Class A common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our Class A common stock;

•	ratings downgrades by any securities analysts who follow our Class A common stock;

•	future sales of our Class A common stock by our officers, directors and significant stockholders;

•	other events or factors, including those resulting from war, acts of terrorism, natural disasters or responses to these events;

•	changes in accounting principles; and

•	global economic, legal and regulatory factors unrelated to our performance.

In addition, the stock markets, and in particular The NASDAQ Stock Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many food service companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have           shares of Class A common stock outstanding. The shares of Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, which we refer to as the Securities Act, except for any shares of our Class A common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our officers and directors and the selling stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except, in our case, for the issuance of Class A common stock upon exercise of options under existing option plans. Credit Suisse Securities (USA) LLC may, in its sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting”.

All of our shares of Class A common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our Class A common stock after this offering.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our Class A common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of Class A common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $      per share because the initial public offering price of $      is substantially higher than the pro forma net tangible book value per share of our outstanding Class A common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase Class A common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See “Dilution”.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our Class A common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our Class A common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including our senior secured credit facility and other indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our Class A common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Class A common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements and you should not place undue reliance on such statements. Factors that could contribute to these differences include, but are not limited to, the following:

•	our ability to successfully execute our growth strategy and open new restaurants that are profitable;

•	macroeconomic conditions;

•	our ability to compete with many other restaurants;

•	changes in consumer preferences caused by health concerns and government regulation relating to the consumption of beef, chicken, peanuts or other food products;

•	potential negative publicity regarding food safety and health concerns including food related concerns over E. coli bacteria, hepatitis A, “mad cow” disease, “foot-and-mouth” disease, the avian influenza, peanut and other food allergens, and other public health concerns affecting the food supply;

•	changes in food and supply costs;

•	our reliance on a small number of vendors, suppliers and distributors;

•	our geographic concentration in the Southeast and Southwest United States;

•	the success of our current restaurant prototype and any future prototypes;

•	costs resulting from breaches of security of confidential information;

•	our ability to generate or raise capital in the future;

•	our ability to incur additional debt under the terms of our existing senior secured credit facility;

•	impairment charges on certain long-lived or intangible assets;

•	the continued service of our executive officers;

•	our ability to attract and retain qualified employees while also controlling labor costs;

•	legal complaints or litigation;

•	our ability to maintain insurance that provides adequate levels of coverage against claims;

•	our ability to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations;

•	the reliability of our information systems;

•	our ability to protect our intellectual property;

•	compliance with laws and regulations related to the offer and sale of franchises and our relationship with our franchisees;

•	our franchisees’ actions;

•	the cost of compliance with federal, state and local laws;

•	any potential strategic transactions;

•	the costs and time requirements as a result of operating as a public company;

•	the concentration of ownership among our existing executive officers, directors and principal stockholders;

•	controlled company exemptions under The NASDAQ Stock Market listing standards;

•	the development and sustainability of an active trading market for our Class A common stock;

•	the volatility of our stock price;

•	future sales of our Class A common stock, or the perception in the public markets that sales may occur;

•	future dilution of our Class A common stock;

•	inaccurate or unfavorable research about our business published by any securities or industry analysts who follow our Class A common stock or the lack of analysts covering us; and

•	the payment of dividends.

Words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “goal”, “objectives”, “intends”, “may”, “opportunity”, “plans”, “potential”, “near-term”, “long-term”, “projections”, “assumptions”, “projects”, “guidance”, “forecasts”, “outlook”, “target”, “trends”, “should”, “could”, “would”, “will”, and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. Other risks, uncertainties and factors, including those discussed under “Risk Factors”, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate based upon an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, we will receive proceeds from the offering of approximately $      million, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders, including any shares sold by the selling stockholders in connection with the exercise of the underwriters’ option to purchase additional shares.

We intend to use the proceeds from this offering together with cash on hand:

•	to prepay the outstanding principal amount of our $85.9 million senior subordinated unsecured mezzanine term notes, including a prepayment premium of $1.7 million and accrued and unpaid interest, which was $0.1 million as of May 2, 2010;

•	to redeem all of our $64.5 million of outstanding Series A preferred stock, including accumulated dividends, which were $34.7 million as of May 2, 2010;

•	to pay BRS and Black Canyon a termination and transaction fee in an aggregate amount of $ in connection with termination of the management and consulting services agreement; and

•	to pay other fees and expenses incurred in connection with this offering.

Interest on the senior subordinated unsecured mezzanine term notes accrues at 13.25% per annum, with 3.25% of that amount payable, at our option, in-kind as an addition to the outstanding principal amount. The senior subordinated unsecured mezzanine term notes mature in June 2014. See “Description of Certain Indebtedness — Senior Subordinated Unsecured Mezzanine Term Notes”.

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the proceeds we receive from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

We have not paid any dividends on our Class A common stock since our incorporation. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness”. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of May 2, 2010 on:

•	an actual basis; and

•	a pro forma as adjusted basis to give effect to the following:

¡	a -for-1 Class A common stock split that will occur prior to the completion of this offering;

¡	the sale of shares of our Class A common stock in this offering by us at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us; and

¡	the application of the net proceeds from this offering to us as described under “Use of Proceeds”.

You should read the following table in conjunction with the sections entitled “Use of Proceeds”, “Selected Historical Consolidated Financial and Operating Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	May 2, 2010
		Pro Forma
	Actual	As Adjusted(1)
	(In thousands)

Cash and cash equivalents	$45,111	$

Long-term debt, including current portion:
Senior secured credit facility(2)	$133,170	$
Senior subordinated unsecured mezzanine term notes due 2014(3)	85,858

Total long-term debt, including current portion	$219,028
Preferred stock:
Series A preferred stock owned by management subject to redemption(4)	$1,588
Series A preferred stock, $0.01 par value, 100,000 authorized; 64,508 shares issued and outstanding, actual; authorized; no shares issued and outstanding, on an as adjusted basis(4)	62,920

Total preferred stock	$64,508
Stockholders’ equity:
Class A common stock, $0.01 par value, 1,900,000 authorized; 992,427 shares issued and outstanding, actual; authorized; shares issued and outstanding, on an as adjusted basis	$10
Additional paid-in capital(4)	12,831
Retained earnings	15,865

Total stockholder’s equity	$28,706

Total capitalization	$312,242	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease the amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Our senior secured credit facility consists of (i) a $138.0 million term loan facility due in December 2012 and (ii) a $30.0 million revolving credit facility due in December 2011. As of May 2, 2010, we had $133.2 million outstanding under our term loan facility and no outstanding borrowings under our revolving credit facility.

(3)	We intend to use a portion of the net proceeds from this offering to prepay all of the outstanding senior subordinated unsecured mezzanine term notes, including a prepayment premium of $1.7 million and accrued and unpaid interest, which was $0.1 million as of May 2, 2010.

(4)	We intend to use a portion of the net proceeds from this offering to redeem all of the outstanding Series A preferred stock, including accumulated dividends, which were $34.7 million as of May 2, 2010. As of May 2, 2010, we had $64.5 million of outstanding Series A preferred stock. Of this amount, (i) $1.2 million is classified as a current liability related to Series A preferred stock owned by management that is subject to redemption in connection with the departure of any of these individuals from the company, (ii) $63.0 million is shown as Series A preferred stock and (iii) $0.3 million is reflected in additional paid-in capital. The amounts shown above in the capitalization table reflect the total liquidation value of our Series A preferred stock. Conversely, amounts shown in our balance sheet for our Series A preferred stock are recorded at fair value, which was 95.63% of total liquidation value at May 2, 2010.

This table excludes the following shares, as of May 2, 2010:

•	168,376 shares of Class A common stock issuable upon exercise of stock options outstanding as of May 2, 2010 at an exercise price of $10.00 per share on an actual basis and shares of Class A common stock issuable upon exercise of stock options outstanding as of May 2, 2010 at a weighted average exercise price of $ per share on an as adjusted basis, of which will vest upon completion of this offering; and

•	an aggregate of shares of Class A common stock reserved for issuance under our equity compensation plan, which we plan to adopt in connection with this offering.

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our Class A common stock immediately after this offering. Net tangible book value per share as of May 2, 2010 represented the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of Class A common stock outstanding at May 2, 2010. Our net tangible book value (deficit) as of May 2, 2010 based on           shares of our Class A common stock outstanding was $      million, or $      per share of Class A common stock. The pro forma net tangible book value (deficit) as of May 2, 2010 based on           shares of our Class A common stock outstanding was $      million, or $      per share of Class A common stock, excluding proceeds from this offering.

After giving effect to the sale of the           shares of Class A common stock offered by us in this offering, our pro forma net tangible book value (deficit) as of May 2, 2010 would have been approximately $      million, or $      per share of Class A common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $      per share and an immediate dilution to new investors in this offering of $      per share. The following table illustrates this pro forma per share dilution in net tangible book value to new investors.

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of May 2, 2010	$
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering
Dilution per share to new investors		$

A $1.00 increase (or decrease) in the assumed initial public offering price of $      per share, the mid-point of the price range set forth on the cover of this prospectus, would increase (or decrease) net tangible book value by $      million, or $      per share, and would increase (or decrease) the dilution per share to new investors by $     , based on the assumptions set forth above.

The following table summarizes as of May 2, 2010, on an as adjusted basis, the number of shares of Class A common stock purchased, the total consideration paid and the average price per share paid by the equity grant recipients and by new investors, based upon an assumed initial public offering price of $      per share (the mid-point of the initial public offering price range) and before deducting estimated underwriting discounts and commissions and offering expenses:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders			%	$		%	$
New investors

Total		100%			$100%

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options. If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own approximately     % and our new investors would own approximately     % of the total number of shares of our Class A common stock outstanding after this offering.

The tables and calculations above are based on           shares of Class A common stock outstanding as of May 2, 2010, give effect to the proposed          -for-1 stock split we intend to effect prior to the completion of this offering and assume no exercise by the underwriters of their option to purchase up to an additional           shares from us and the selling stockholders to cover over-allotment of shares. This number excludes, as of May 2, 2010:

•	an additional shares of our Class A common stock issuable upon the exercise of outstanding stock options as of May 2, 2010 at an exercise price of $10.00 per share; and

•	an aggregate of shares of Class A common stock reserved for issuance under our equity incentive plan that we intend to adopt in connection with this offering.

To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table provides a summary of our historical consolidated financial and operating data for the periods and at the dates indicated. We derived the statements of income (loss) data and the per share data presented below for the period from July 29, 2006 through December 5, 2006 (Predecessor) and the period from December 6, 2006 through July 29, 2007 and the fiscal years ended August 3, 2008 (53 weeks) and August 2, 2009 (Successor) and selected balance sheet data presented below as of August 3, 2008 and August 2, 2009 from our audited consolidated financial statements included elsewhere in this prospectus. The selected statements of income (loss) data and the per share data for the fiscal years ended July 29, 2005 and July 28, 2006 and the selected balance sheet data as of July 29, 2005, July 28, 2006 and July 29, 2007 have been derived from audited historical financial statements and related notes not included in this prospectus. We derived the statement of income (loss) data and the per share data for the 39 weeks ended May 3, 2009 and May 2, 2010 and the historical balance sheet data as of May 2, 2010 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

On December 6, 2006, BRS, Black Canyon, Canyon Capital and their co-investors, together with our executive officers and other members of management, through LRI Holdings, Inc., acquired Logan’s Roadhouse, Inc. All periods prior to the Acquisition are referred to as Predecessor, and all periods including and after such date are referred to as Successor. The consolidated financial statements for all Successor periods are not comparable to those of the Predecessor periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Matters Affecting Comparability of Results” for additional information regarding the Acquisition and other items that affect the comparability of financial results across periods.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor			Successor
			Period from	Period from
			July 29, 2006	December 6,
	Fiscal Year Ended		through	2006 through	Fiscal Year Ended		39 Weeks Ended
	July 29,	July 28,	December 5,	July 29,	August 3,	August 2,	May 3,	May 2,
	2005	2006	2006	2007	2008	2009	2009	2010

	(In thousands, except share, per share and restaurant data)
Statement of Income (Loss) Data:
Revenues:
Net sales	$374,189	$421,098	$153,663	$321,421	$529,424	$533,248	$402,047	$414,483
Franchise fees and royalties	2,377	2,467	851	1,697	2,574	2,248	1,656	1,531

Total revenue	376,566	423,565	154,514	323,118	531,998	535,496	403,703	416,014

Costs and expenses:
Restaurant operating costs:
Cost of goods sold	129,810	139,523	49,527	104,881	176,010	172,836	131,383	130,220
Labor and other related expenses	114,614	126,405	48,580	97,641	164,074	161,173	121,049	123,945
Occupancy costs	11,971	13,902	5,768	22,365	37,952	39,923	29,701	31,677
Other restaurant operating expenses	51,206	63,146	26,116	47,335	80,255	79,263	59,919	60,472
Depreciation and amortization	12,416	14,928	5,631	9,351	16,146	17,206	12,906	12,761
Pre-opening expenses	3,194	4,260	699	3,008	3,170	2,137	1,797	1,791
General and administrative	22,539	29,577	11,996	19,209	26,538	25,126	18,534	17,219
Impairment and store closing charges	—	3,747	—	—	6,622	23,187	23,258	3

Total costs and expenses	345,750	395,488	148,317	303,790	510,767	520,851	398,547	378,088

Income from operations	30,816	28,077	6,197	19,328	21,231	14,645	5,156	37,926
Other expense (income):
Interest expense, net	7,951	11,086	5,533	15,101	22,618	20,557	15,258	14,246
Other expense (income), net	—	—	—	313	2,631	1,543	2,335	(496)

Income (loss) before income taxes	22,865	16,991	664	3,914	(4,018)	(7,455)	(12,437)	24,176
Provision for (benefit from) income taxes	7,377	3,695	(422)	566	(3,392)	(5,484)	(9,617)	9,062

	Predecessor			Successor
			Period from	Period from
			July 29, 2006	December 6,
	Fiscal Year Ended		through	2006 through	Fiscal Year Ended		39 Weeks Ended
	July 29,	July 28,	December 5,	July 29,	August 3,	August 2,	May 3,	May 2,
	2005	2006	2006	2007	2008	2009	2009	2010

	(In thousands, except share, per share and restaurant data)
Net income (loss)	15,488	13,296	1,086	3,348	(626)	(1,971)	(2,820)	15,114
Undeclared preferred dividend	—	—	—	(5,552)	(9,605)	(10,568)	(7,887)	(8,926)

Net income (loss) attributable to common stockholders	$15,488	$13,296	$1,086	$(2,204)	$(10,231)	$(12,539)	$(10,707)	$6,188

Per Share Data:
Net income (loss) per share:
Basic and diluted	$15,488	$13,296	$1,086	$(2.28)	$(10.57)	$(12.95)	$(11.06)	$6.39
Weighted average shares outstanding:
Basic and diluted	1,000	1,000	1,000	968,000	968,000	968,000	968,000	968,000
Selected Other Data:
Restaurants open end of period:
Company-owned	124	141	143	156	170	177	176	185
Total	147	166	169	182	196	203	202	211
Average unit volumes (in millions)	$3.2	$3.2	$1.0	$2.1	$3.2	$3.0	$2.3	$2.3
Restaurant operating margin(1)	17.8%	18.6%	15.4%	15.3%	13.4%	15.0%	14.9%	16.4%
Adjusted EBITDA(2)	$33,545	$40,059	$12,391	$39,694	$54,987	$65,117	$49,457	$56,495
Adjusted EBITDA margin(3)	8.9%	9.5%	8.0%	12.3%	10.3%	12.2%	12.3%	13.6%
Capital expenditures	$44,383	$56,351	$15,637	$31,864	$37,372	$27,039	$17,965	$16,221
Comparable Restaurant Data(4):
Change in comparable restaurant sales	3.4%	0.8%	0.6%	1.8%	0.8%	(2.8)%	(1.7)%	(1.3)%
Average check	$12.32	$12.61	$12.76	$12.95	$13.01	$12.79	$12.85	$12.69

	Predecessor		Successor
	July 29,	July 28,	July 29,	August 3,	August 2,	May 2,
	2005	2006	2007	2008	2009	2010

Selected Balance Sheet Data:
Cash and cash equivalents	$1,596	$1,732	$2,940	$6,188	$13,069	$45,111
Total assets	365,170	403,764	415,285	415,794	408,256	425,705
Total long-term debt, including current portion	172,739	190,679	223,424	220,050	220,063	219,028

(1)	Restaurant operating margin represents net sales less (i) cost of goods sold, (ii) labor and other related expenses, (iii) occupancy costs and (iv) other restaurant operating expenses, divided by net sales. Restaurant operating margin is a supplemental measure of operating performance of our company-owned restaurants that does not represent and should not be considered as an alternative to net income or net sales as determined by U.S. GAAP, and our calculation thereof may not be comparable to that reported by other companies. Restaurant operating margin has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Management believes restaurant operating margin is an important component of financial results because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency, and performance. Management uses restaurant operating margin as a key metric to evaluate our financial performance compared with our competitors, to evaluate the profitability of incremental sales and to evaluate our performance across periods.

	Predecessor			Successor
			Period from	Period from
	Fiscal Year Ended		July 29, 2006	December 6, 2006	Fiscal Year Ended		39 Weeks Ended
	July 29,	July 28,	through	through	August 3,	August 2,	May 3,	May 2,
	2005	2006	December 5, 2006	July 29, 2007	2008	2009	2009	2010
	(Dollars in thousands)
Net sales(A)	$374,189	$421,098	$153,663	$321,421	$529,424	$533,248	$402,047	$414,483
Restaurant operating expenses:
Cost of goods sold	129,810	139,523	49,527	104,881	176,010	172,836	131,383	130,220
Labor and other related expenses	114,614	126,405	48,580	97,641	164,074	161,173	121,049	123,945
Occupancy costs	11,971	13,902	5,768	22,365	37,952	39,923	29,701	31,677
Other restaurant operating expenses	51,206	63,146	26,116	47,335	80,255	79,263	59,919	60,472

Restaurant operating profit(B)	$66,588	$78,122	$23,672	$49,199	$71,133	$80,053	$59,995	$68,169
Restaurant operating margin(B÷A)	17.8%	18.6%	15.4%	15.3%	13.4%	15.0%	14.9%	16.4%

(2)	Adjusted EBITDA represents earnings before interest, tax, depreciation and amortization adjusted to reflect the additions and eliminations described in the table below. Adjusted EBITDA is a supplemental measure of operating performance that does not represent and should not be considered as an alternative to net income or cash flow from operations as determined under U.S. GAAP, and our calculation thereof may not be comparable to that reported by other companies. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for, capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in the restaurant industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as the primary measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally. We further believe that our presentation of this non-GAAP financial measure provides information that is useful to analysts and investors because it is an important indicator of the strength of our operations and the performance of our core business.

As noted in the table below, Adjusted EBITDA includes adjustments for restaurant impairments, pre-opening expenses, hedging expenses and losses on property sales. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate partly because the amounts recognized can vary significantly from period to period and complicate comparisons of our internal operating results and operating results of other restaurant companies over time. In addition, Adjusted EBITDA includes adjustments for other items which we do not expect to regularly record following this offering, including sponsor management fees, tradename impairment, restructuring costs and costs related to the Acquisition. Each of the normal recurring adjustments and other adjustments described in this paragraph help to provide management with a measure of our core operating performance over time by removing items that are not related to day-to-day restaurant level operations.

We also adjust for non-recurring Predecessor costs, which will not be recorded again following this offering.

Management and our principal stockholders use Adjusted EBITDA:

•	as a measure of operating performance to assist us in comparing the operating performance of our restaurants on a consistent basis because it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budgets and financial projections;

•	to evaluate the performance and effectiveness of our operational strategies;

•	to evaluate our capacity to fund capital expenditures and expand our business;

•	to provide enhanced comparability between our historical results during the Predecessor periods and results that reflect the new capital structure in the Successor periods;

•	to calculate management and consulting fee payments to our principal stockholders; and

•	to calculate incentive compensation payments for our employees, including assessing performance under our annual incentive compensation plan.

In addition, Adjusted EBITDA is used by investors as a supplemental measure to evaluate the overall operating performance of companies in the restaurant industry. Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations from one period to the next and would ordinarily add back items that are not part of normal day-to-day operations of our business. By providing this non-GAAP financial measure, together with reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives.

We also present Adjusted EBITDA because it is based on “Consolidated EBITDA”, a measure which is used in calculating financial ratios in material debt covenants in our senior secured credit facility. As of May 2, 2010, we had $133.2 million of outstanding borrowings under the term loan and the ability to borrow up to an additional $30.0 million under the revolving credit facility. Failure to comply with our material debt covenants could cause an acceleration of outstanding amounts under the term loan and restrict us from borrowing amounts under the revolving credit facility to fund our future liquidity requirements. For the period ending May 2, 2010, we were required to maintain a fixed charge coverage ratio (ratio of Consolidated EBITDA plus cash rent expense to debt service requirements plus cash rent expense) of 1.20:1 and a total leverage ratio (ratio of debt to Consolidated EBITDA) of less than 5.50:1. Our fixed charge coverage ratio and leverage ratio as of May 2, 2010 were 1.78:1 and 2.97:1, respectively. We believe that presenting Adjusted EBITDA is appropriate to provide additional information to investors about how the covenants in those agreements operate. Our senior secured credit facility may permit us to exclude other non-cash charges and specified non-recurring expenses to net income in calculating Consolidated EBITDA in future periods, which are not reflected in the Adjusted EBITDA data presented in this prospectus. The material covenants in our senior secured credit facility are discussed further in “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”.

The following table sets forth a reconciliation of net income (loss), the most directly comparable U.S. GAAP financial measure, to Adjusted EBITDA.

	Predecessor			Successor
			Period from	Period from
			July 29,	December 6,
	Fiscal Year Ended		2006 through	2006 through	Fiscal Year Ended		39 Weeks Ended
	July 29,	July 28,	December 5,	July 29,	August 3,	August 2,	May 3,	May 2,
	2005	2006	2006	2007	2008	2009	2009	2010
	(In thousands)

Net income (loss)	$15,488	$13,296	$1,086	$3,348	$(626)	$(1,971)	$(2,820)	$15,114
Net interest expense	7,950	11,086	5,533	15,102	22,618	20,557	15,258	14,246
Income tax expense	7,377	3,695	(422)	566	(3,392)	(5,484)	(9,617)	9,062
Depreciation and amortization	12,416	14,928	5,631	9,351	16,146	17,206	12,906	12,761

EBITDA	$43,231	$43,005	$11,828	$28,367	$34,746	$30,308	$15,727	$51,183
Adjustments
Sponsor management fees(a)	—	—	—	865	1,250	1,486	1,142	1,199
Non-cash asset write-off:
Tradename impairment(b)	—	—	—	—	—	16,781	16,781	—
Restaurant impairment(c)	—	2,967	—	—	6,622	6,252	6,375	—
Loss on disposal of property and equipment(d)	721	656	444	554	977	877	463	545
Restructuring costs(e)	—	—	—	—	683	892	839	—
Pre-opening expenses (excluding rent)(f)	2,607	3,529	450	2,364	2,561	1,443	1,159	1,483
Hedging expenses(g)	—	—	—	313	2,631	1,543	2,335	(496)
Losses on sales of property(h)	—	—	2,579	—	1,206	—	—	—
Non-cash rent adjustment(i)	1,686	1,882	(268)	3,422	3,599	4,505	3,687	2,475
Acquisition related costs(j)	—	745	1,232	3,848	613	187	162	83
Non-recurring Predecessor costs(k)	1,708	3,704	1,627	—	—	—	—	—
Pro forma sale-leaseback rent adjustment(l)	(16,408)	(16,778)	(5,593)	—	—	—	—	—
Other adjustments(m)	—	349	92	(39)	99	843	787	23

Adjusted EBITDA	$33,545	$40,059	$12,391	$39,694	$54,987	$65,117	$49,457	$56,495

(a)	Sponsor management fees consist of fees paid to BRS and Black Canyon under the management and consulting services agreement. We will terminate this agreement in connection with the completion of this offering. See “Certain Relationships and Related Party Transactions”.

(b)	We recorded an impairment charge in fiscal year 2009 related to our tradename. See Note 6 to our consolidated financial statements for additional details.

(c)	Restaurant impairment charges were recorded in connection with the determination that the carrying value of certain of our restaurants exceeded their estimated fair value. See Note 8 to our consolidated financial statements for additional details.

(d)	Loss on disposal of property and equipment consists of the loss on disposal or retirement of assets that are not fully depreciated.

(e)	Restructuring costs include severance and other related costs resulting from the restructuring of our corporate office in late fiscal year 2008 and early fiscal year 2009.

(f)	Pre-opening expenses (excluding rent) include expenses directly associated with the opening of a new restaurant. See Note 2 to our consolidated financial statements for additional details.

(g)	Hedging expenses relate to fair market value changes of an interest rate swap and the related interest. See Note 10 to our consolidated financial statements for additional details.

(h)	We recognized losses in connection with the sale-leaseback of six restaurants in the period ended December 5, 2006 and two restaurants in fiscal year 2008 due to the fair value of the property sold being less than the undepreciated cost of the property. See Note 13 to our consolidated financial statements for additional details.

(i)	Non-cash rent adjustments represent the non-cash rent expense calculated as the difference in U.S. GAAP rent expense in any year and amounts payable in cash under the leases during the year. In measuring our operational performance, we focus on our cash rent payments. See Note 2 to our consolidated financial statements for additional details.

(j)	Acquisition related costs include: (i) expenses related to purchase accounting recognized in connection with the Acquisition, (ii) retention payments made to certain members of our management in connection with the Acquisition (U.S. GAAP expense recognized after award payment), and (iii) legal, professional and other fees incurred as a result of the Acquisition and related transactions.

(k)	Non-recurring Predecessor costs include (i) an allocation of Cracker Barrel corporate overhead costs for presentation as a stand-alone entity and (ii) an allocation of stock option expense on shares of Cracker Barrel stock recognized in accordance with applicable accounting guidance.

(l)	Our senior secured credit facility requires that certain transactions be given pro forma effect in the calculation of “Consolidated EBITDA”, including cash rent payments associated with sale-leaseback transactions entered into in connection with the Acquisition. The senior secured credit facility requires us to deduct from Consolidated EBITDA the pro forma cash rent payments that would have been incurred if the sale-leaseback transactions had occurred prior to the Acquisition. Pro forma sale-leaseback rent adjustment represents such pro forma rent expense for the Predecessor periods, which is not calculated in accordance with Article 11 of Regulation S-X. For additional information regarding the sale-leaseback transactions and the calculation and use of Consolidated EBITDA in our senior secured credit facility, see “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources”.

(m)	Other adjustments include $0.6 million casualty losses resulting from damages to our restaurants during fiscal year 2009, ongoing expenses of closed restaurants, as well as inventory write-offs, employee termination buyouts and incidental charges related to restaurant closings.

(3)	Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to total revenues. See footnote 2 above for a discussion of Adjusted EBITDA as a non-GAAP measure and a reconciliation of net income (loss) to Adjusted EBITDA.

(4)	We use a number of key performance indicators in assessing the performance of our restaurants, including change in comparable restaurant sales and average check. These key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operation — Key Performance Indicators”. Comparable restaurant data for the period from July 29, 2006 through December 5, 2006 is based on 18 full weeks through December 3, 2006, and comparable restaurant data for the period from December 6, 2006 through July 29, 2007 is based on 34 full weeks through July 29, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Historical Consolidated Financial and Operating Data”, and the historical financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements”. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Our results of operations reflect the change in reporting entity that occurred as a result of the Acquisition on December 6, 2006. See “Summary Historical Consolidated Financial and Operating Data”. We operate on a fiscal calendar widely used in the restaurant industry that results in a given fiscal year consisting of a 52 or 53 week period ending on the Sunday closest to July 31 of the applicable year. For example, references to “fiscal year 2009” refer to the fiscal year ended August 2, 2009. Our fiscal year 2008 consisted of 53 weeks.

Overview

Logan’s Roadhouse is a casual dining restaurant concept which offers customers value-oriented, high quality, “craveable” meals served in the hospitable tradition and distinctive atmosphere reminiscent of a 1930’s and 1940’s Historic Route 66 style American roadhouse. Our restaurants provide a rockin’, upbeat atmosphere combined with friendly service from a lively staff and our interactive jukeboxes play a mix of blues, rock and new country music. While dining or waiting for a table, our customers are encouraged to enjoy “bottomless buckets” of roasted in-shell peanuts and to toss the shells on the floor. We open our restaurants for both lunch and dinner seven days a week.

Our History

We opened our first restaurant in Lexington, Kentucky in 1991 and operated as a public company from July 1995 through our acquisition by Cracker Barrel Old Country Store, Inc. (formerly CBRL Group, Inc.), which we refer to as “Cracker Barrel”, in February 1999. At the time of the acquisition by Cracker Barrel in February 1999, we owned and operated 42 restaurants located in nine states and had an additional three franchised restaurants located in three states. From February 1999 to December 2006, we were a wholly-owned subsidiary of Cracker Barrel and grew to a system of 143 restaurants located in 17 states and had an additional 26 franchised restaurants located in four states. In December 2006, BRS, Black Canyon, Canyon Capital and their co-investors, together with our executive officers and other members of management, through LRI Holdings, Inc., acquired Logan’s Roadhouse, Inc., which we refer to as the “Acquisition”. Since the Acquisition, we have reached a total of 185 company-owned restaurants located in 20 states and 26 franchised restaurants in four states.

Recent Trends and Initiatives

Following the Acquisition, we took steps to refine our restaurant prototype and improve our site selection process, which improved performance and consistency of new unit openings while reducing restaurant investment costs. Our new prototype reduced our new restaurant size from 8,000 square feet to 6,500 square feet and improved the efficiency of key functional areas without sacrificing the number of tables, customer experience or sales potential. We believe our improved site selection process has further optimized our returns on new restaurant investments.

The economic downturn that began in 2007 presented challenges to our business as consumer confidence and discretionary spending were adversely impacted across all of our markets. Declines in average check levels and customer traffic during the recent recession have had a negative impact on our sales. However, despite these macroeconomic challenges, we have performed favorably compared to our competitors as evidenced by our comparable restaurant sales outperforming the KNAPP-TRACKtm index of casual dining restaurants for 17 consecutive quarters. In addition, we believe our change in comparable restaurant sales has outperformed our primary competitors in the bar & grill and steakhouse segments since December 31, 2006.

As the economic downturn progressed, management believed it was prudent to reduce the level of new restaurant openings to preserve cash and strengthen our financial position. We slowed new restaurant growth during fiscal year 2009 and fiscal year 2010. During the five fiscal years ending with fiscal year 2008, we opened an average of over 15 new restaurants each year, with a high of 20 new restaurants in 2006. We reduced that number to eight during fiscal year 2009 and have opened nine new restaurants during fiscal year 2010.

Since the Acquisition, we have improved the efficiency of our restaurant operations and reduced costs in our corporate structure. We would have continued to pursue these cost saving initiatives over time, but accelerated our implementation of certain cost-saving opportunities in light of the challenging operating environment. Our restaurant operating margin increased from 13.4% in fiscal year 2008 to 16.4% during the 39 weeks ended May 2, 2010. This increase in restaurant-level profitability is a result of our focus on food and labor costs, operational improvements in our restaurants and reduced commodity costs. During the same period, we streamlined our corporate overhead structure, reducing our general and administrative expenses as a percentage of total revenues from 5.0% in fiscal year 2008 to 4.1% during the 39 weeks ended May 2, 2010.

Outlook

While the economy has recently shown signs of improvement, many of our customers are still facing difficulties, and we expect that discretionary spending will remain at reduced levels over the near term. However, we believe that our improving restaurant sales trends along with our strong restaurant-level economics, support our growth strategy. We plan to open 15 company-owned restaurants during fiscal year 2011 and believe we can achieve a long-term annual company-owned restaurant growth rate of approximately 10%. The application of the proceeds from this offering will reduce our ongoing financing costs, which we believe will enhance our free cash flow and provide us with additional capital to invest in our growth.

As the economic recovery continues, we believe we are well-positioned to capitalize on improving consumer sentiment and increases in discretionary spending levels. We believe our concept will continue to gain market share as consumers continue to seek fresh, quality offerings in a relaxed atmosphere at affordable prices.

Matters Affecting Comparability of Results

Several significant factors or events have had a material impact on our results of operations for the periods discussed below and affect the comparability of our results of operations from period to period.

The Acquisition

LRI Holdings, Inc. acquired all of the issued and outstanding shares of Logan’s Roadhouse, Inc. from Cracker Barrel and its subsidiaries in the Acquisition. Immediately following the Acquisition, Logan’s Roadhouse, Inc. became a wholly-owned subsidiary of LRI Holdings, Inc. LRI Holdings, Inc. had no assets, liabilities or operations prior to December 6, 2006. The financial statements for all periods through December 5, 2006 are those of Logan’s Roadhouse, Inc., the Predecessor. The consolidated financial statements for the periods from December 6, 2006 are those of LRI Holdings, Inc., the Successor. As a result of the Acquisition, the financial statements for the Successor periods are not comparable to those of the Predecessor periods presented in this prospectus. Prior to the Acquisition, our consolidated financial statements were prepared on a carve-out basis from Cracker Barrel. The carve-out consolidated financial statements include allocations of certain overhead costs incurred by Cracker Barrel on the Predecessor’s behalf. In the Successor periods, we no longer incur these allocated costs, but do incur certain expenses as a standalone company for similar functions. These allocated costs were based upon various assumptions and estimates and actual results may differ from these allocated costs, assumptions and estimates. Accordingly, the carve-out consolidated financial statements may not be a comparable presentation of our financial position or results of operations as if we had operated as a standalone entity during the Predecessor periods.

For purposes of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we combined the results of operations of the Predecessor for the period from July 29, 2006 through December 5, 2006 with the results of operations of the Successor for the period from December 6, 2006 through July 29, 2007. We believe the combined non-GAAP results of operations for the 52 week period ended July 29, 2007 provide management and investors with a more meaningful perspective on our financial and operational performance than if we did not combine the results of operations of the Predecessor and the Successor in this manner.

The combined results of operations for the 52 week period ended July 29, 2007 are non-GAAP financial measures, do not include any pro forma assumptions or adjustments and should not be used as a substitute for Predecessor and Successor financial statements prepared in accordance with U.S. GAAP.

Sale-Leaseback Transactions Completed in Connection with the Acquisition

In connection with the Acquisition, we sold the real estate assets associated with 62 restaurants to various landlords for gross proceeds of $202.8 million ($198.8 million net of expenses). We then simultaneously leased the land and buildings pursuant to non-cancelable operating leases with initial terms of 20 years. Prior to these sale-leaseback transactions, we had 74 existing land leases. As a result of the sale-leaseback transaction, annual rent expense increased substantially following the Acquisition, because these properties were previously owned.

Impairment Charges

We performed a long-lived asset impairment analysis in fiscal year 2008 and determined that three of our restaurants had carrying amounts in excess of their estimated fair value. The same analysis performed in fiscal year 2009 determined eight restaurants had carrying amounts in excess of their estimated fair value. Accordingly, we recorded non-cash impairment charges of $6.6 million and $6.3 million in fiscal years 2008 and 2009, respectively. We did not record any impairment charges in the 52 week period ended July 29, 2007.

We also performed an assessment of the indefinite-lived tradename intangible asset as of the end of the second quarter of fiscal year 2009 and recorded a non-cash impairment charge of $16.8 million representing the excess of the carrying cost of the tradename over its calculated fair value.

Key Performance Indicators

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing include average unit volume, operating weeks, average check, comparable restaurants, change in comparable restaurant sales and customer traffic.

Average Unit Volume.  Average unit volume represents the average sales for company-owned restaurants over a specified period of time. It is typically measured on a 52 week basis but may also be applied to a shorter period. Average unit volume reflects total company restaurant sales divided by total operating weeks, which is the aggregate number of weeks that company-owned restaurants are in operation over a specified period of time, multiplied by the number of weeks in the measurement period.

Average Check.  Average check is net sales for company-owned restaurants over a specified period of time divided by the total number of customers served during the period. Management uses this indicator to analyze the dollars spent in our restaurants per customer. This measure aids management in identifying trends in customer preferences, as well as the effectiveness of menu price increases and other menu changes.

Comparable Restaurants.  Comparable restaurants for a reporting period include company-owned restaurants that have been open for six or more quarters at the beginning of the later of the two reporting periods being compared.

Change in Comparable Restaurant Sales.  Change in comparable restaurant sales reflects changes in sales over the prior year for a comparable group of restaurants over a specified period of time.

Customer Traffic.  Customer traffic is the total number of customers served over a specified period of time.

Key Financial Definitions

Net Sales.  Net sales consist of food and beverage sales of company-owned restaurants and other miscellaneous income.

Franchise Fees and Royalties.  Franchise fees and royalties include franchise fees and royalty income paid by franchisees.

Cost of Goods Sold.  Cost of goods sold consists of food and beverage costs, along with related purchasing and distribution costs.

Labor and Other Related Expenses.  Labor and other related expenses capture all restaurant management and hourly labor costs, including salaries, wages, benefits, bonuses and other indirect labor costs.

Occupancy Costs.  Occupancy costs include rent, common area maintenance, property taxes, licenses and other related fees.

Other Restaurant Operating Expenses.  Other restaurant operating expenses include all restaurant-level operating costs, the major components of which are operating supplies, utilities, repairs and maintenance, advertising, general liability and credit card fees.

Depreciation and Amortization.  Depreciation and amortization includes the depreciation of fixed assets, capitalized leasehold improvements and the amortization of intangible assets.

Pre-Opening Expenses.  Pre-opening expenses consist of costs related to a new restaurant opening and are made up primarily of manager salaries, employee payroll, travel, rent expense and other costs related to training and preparing new restaurants for opening. Pre-opening costs will fluctuate from period to period based on the number and timing of restaurant openings.

General and Administrative Expenses.  General and administrative expenses are comprised of expenses associated with corporate and administrative functions that support restaurant operations and development.

Impairment and Store Closing Charges.  Impairment and store closing charges includes long-lived and indefinite-lived asset impairment charges and store closing charges.

Interest Expense, net.  Interest expense, net consists primarily of interest expense related to our debt.

Other Expense (Income), net.  Other expense (income), net consists primarily of expenses associated with interest rate swaps.

Results of Operations

The tables below summarize key components of our operating results for the periods discussed in this section.

Summary of Operating Results

The table below summarizes our results of operations for the period from July 29, 2006 through December 5, 2006 (Predecessor), the period from December 6, 2006 through July 29, 2007 (Successor), the combined 52 week period ended July 29, 2007, the fiscal year ended August 3, 2008, the fiscal year ended August 2, 2009 and the 39 weeks ended May 3, 2009 and May 2, 2010. We combined the results of operations for the period from July 29, 2006 through December 5, 2006 (Predecessor) with the period from December 6, 2006 through July 29, 2007 (Successor) for purposes of this section.

	Predecessor	Successor	Combined	Successor
	Period from	Period from	52 Weeks
	July 29, 2006	December 6,	Ended
	through	2006 through	July 29,	Fiscal Year Ended		39 Weeks Ended
	December 5,	July 29,	2007	August 3,	August 2,	May 3,	May 2,
	2006	2007	(Non-GAAP)	2008	2009	2009	2010

	(In thousands)
Net sales	$153,663	$321,421	$475,084	$529,424	$533,248	$402,047	$414,483
Franchise fees and royalties	851	1,697	2,548	2,574	2,248	1,656	1,531

Total revenue	154,514	323,118	477,632	531,998	535,496	403,703	416,014

Costs and expenses:
Restaurant operating costs:
Cost of goods sold	49,527	104,881	154,408	176,010	172,836	131,383	130,220
Labor and other related expenses	48,580	97,641	146,221	164,074	161,173	121,049	123,945
Occupancy costs	5,768	22,365	28,133	37,952	39,923	29,701	31,677
Other restaurant operating expenses	26,116	47,335	73,451	80,255	79,263	59,919	60,472
Depreciation and amortization	5,631	9,351	14,982	16,146	17,206	12,906	12,761
Pre-opening expenses	699	3,008	3,707	3,170	2,137	1,797	1,791
General and administrative	11,996	19,209	31,205	26,538	25,126	18,534	17,219
Impairment and store closing charges	—	—	—	6,622	23,187	23,258	3

Total costs and expenses	148,317	303,790	452,107	510,767	520,851	398,547	378,088

Income from operations	6,197	19,328	25,525	21,231	14,645	5,156	37,926
Interest expense, net	5,533	15,101	20,634	22,618	20,557	15,258	14,246
Other expense (income), net	—	313	313	2,631	1,543	2,335	(496)

Income (loss) before income taxes	664	3,914	4,578	(4,018)	(7,455)	(12,437)	24,176
Provision for (benefit from) income taxes	(422)	566	144	(3,392)	(5,484)	(9,617)	9,062

Net income (loss)	$1,086	$3,348	$4,434	$(626)	$(1,971)	$(2,820)	$15,114

Additional Operating Information

The following table sets forth additional operating information that we use in assessing our performance throughout this section.

	Predecessor	Successor	Combined	Successor
	Period from
	July 29, 2006	Period from	52 Weeks
	through	December 6, 2006	Ended	Fiscal Year Ended		39 Weeks Ended
	December 5,	through	July 29, 2007	August 3,	August 2,	May 3,	May 2,
	2006	July 29, 2007	(Non-GAAP)	2008	2009	2009	2010
Selected Other Data:
New company-owned restaurants, net	2	13	15	14	7	6	8
Average unit volume (in millions)	$1.0	$2.1	$3.2	$3.2	$3.0	$2.3	$2.3
Comparable restaurant data:
Comparable restaurants	115	115	115	130	147	147	164
Change in comparable restaurant sales	0.6%	1.8%	1.4%	0.8%	(2.8)%	(1.7)%	(1.3)%
Average check	$12.76	$12.95	$12.89	$13.01	$12.79	$12.85	$12.69

39 Weeks Ended May 2, 2010 Compared to 39 Weeks Ended May 3, 2009

Total Revenue

Total revenue was $416.0 million for the 39 weeks ended May 2, 2010, an increase of $12.3 million, or 3.0%, as compared to the 39 weeks ended May 3, 2009. The revenue increase was driven primarily by new restaurant growth from the opening of eight restaurants, partially offset by a decline in comparable restaurant sales in the 39 weeks ended May 2, 2010. Comparable restaurant sales decreased 1.3% in the 39 weeks ended May 2, 2010 compared with the 39 weeks ended May 3, 2009 due to a decrease in average check of 1.2% and a customer traffic decline of 0.1%. The decline in average check was driven primarily by a change in product mix partially offset by price increases on select menu items.

Franchise fees and royalties decreased by $0.1 million, or 7.5%, to $1.5 million for the 39 weeks ended May 2, 2010 compared to the 39 weeks ended May 3, 2009. This decrease was due to lower restaurant sales at our franchised restaurants.

Cost of Goods Sold

Cost of goods sold decreased by $1.2 million, or 0.9%, to $130.2 million for the 39 weeks ended May 2, 2010 compared to the 39 weeks ended May 3, 2009. The decline was driven primarily by the lower cost of beef and certain other commodities along with shifts in product mix, partially offset by more restaurants being operated for the 39 weeks ended May 2, 2010 compared to the prior period. Cost of goods sold was 31.4% of net sales for the 39 weeks ended May 2, 2010, compared to 32.7% for the 39 weeks ended May 3, 2009. The improvement from the prior period resulted primarily from lower commodity costs, combined with other purchasing efficiencies and price increases on select menu items.

Labor and Other Related Expenses

Labor and other related expenses increased by $2.9 million, or 2.4%, to $123.9 million for the 39 weeks ended May 2, 2010 compared to the 39 weeks ended May 3, 2009, primarily due to new restaurant openings. Labor expenses as a percentage of net sales were 29.9% for the 39 weeks ended May 2, 2010 compared to 30.1% for the 39 weeks ended May 3, 2009. The decrease in percentage was primarily due to lower hourly labor costs in our restaurants.

Occupancy Costs

Occupancy costs increased by $2.0 million, or 6.7%, to $31.7 million for the 39 weeks ended May 2, 2010 compared to the 39 weeks ended May 3, 2009. The increase was driven primarily by rent expense associated with new restaurant openings. Occupancy costs as a percentage of net sales were 7.6% for the 39 weeks ended May 2, 2010 compared to 7.4% for the 39 weeks ended May 3, 2009.

Other Restaurant Operating Expenses

Other restaurant operating expenses increased by $0.6 million, or 0.9%, to $60.5 million for the 39 weeks ended May 2, 2010 compared to the 39 weeks ended May 3, 2009, primarily due to more restaurants being operated for the 39 weeks ended May 2, 2010. Other restaurant operating expenses as a percentage of net sales were 14.6% for the 39 weeks ended May 2, 2010 compared to 14.9% for the 39 weeks ended May 3, 2009. The decrease was primarily due to lower utility costs and variable operating expenses which were partially offset by higher marketing expenses.

Depreciation and Amortization

Depreciation and amortization expense decreased by $0.1 million to $12.8 million for the 39 weeks ended May 2, 2010 compared to the 39 weeks ended May 3, 2009.

Pre-Opening Expenses

Pre-opening expenses were $1.8 million for both the 39 weeks ended May 2, 2010 and the 39 weeks ended May 3, 2009.

General and Administrative

General and administrative expense decreased by $1.3 million, or 7.1%, to $17.2 million for the 39 weeks ended May 2, 2010 compared to the 39 weeks ended May 3, 2009. General and administrative expense as a percentage of total revenue was 4.1% for the 39 weeks ended May 2, 2010 compared to 4.6% for the 39 weeks ended May 3, 2009. The decrease was primarily due to lower salary and related payroll expenses, much of it related to a corporate head count reduction that took place in early fiscal year 2009.

Impairment and Store Closing Charges

During the 39 weeks ended May 2, 2010, we did not have any restaurant closures or asset impairments. During the 39 weeks ended May 3, 2009, we closed one restaurant and recorded asset impairment charges of $6.4 million and a tradename impairment of $16.8 million.

Interest Expense, net

Net interest expense decreased by $1.0 million to $14.2 million for the 39 weeks ended May 2, 2010, primarily due to a reduced average interest rate under our senior secured credit facility.

Other Expense (Income), net

Other expense, net, decreased by $2.8 million for the 39 weeks ended May 2, 2010 compared to the 39 weeks ended May 3, 2009 due to a $1.7 million reduction in expense associated with our interest rate swap and a $1.1 million favorable shift in the fair market value of the swap.

Provision for (Benefit from) Income Taxes

The provision for income taxes increased by $18.7 million, to $9.1 million, from a benefit of $9.6 million in the prior period due to an increase in pre-tax income of $36.6 million and fluctuations in the effective tax rate. The effective tax rates were 37.5% and 77.3% for the 39 weeks ended May 2, 2010 and the 39 weeks ended May 3, 2009, respectively. The tax rate for the 39 weeks ended May 2, 2010 was impacted by a one-time charge to adjust the federal tax rate applied to the deferred balances from 34% to 35%, offset by wage credits. The tax rate for the 39 weeks ended May 3, 2009 was impacted by $23.3 million of asset impairment charges and additional wage credits, which caused an increase in the effective tax rate for the period.

Net Income (Loss)

Net income increased by $17.9 million, to $15.1 million for the 39 weeks ended May 2, 2010 from a net loss of $2.8 million for the 39 weeks ended May 3, 2009. This increase was due primarily to impairment charges in the 39 weeks ended May 3, 2009 combined with an increase in revenues and higher restaurant-level operating margins during the 39 weeks ended May 2, 2010.

Fiscal Year 2009 (52 weeks) Compared to Fiscal Year 2008 (53 weeks)

Total Revenue

Total revenue was $535.5 million in fiscal year 2009, an increase of $3.5 million, or 0.7%, compared to fiscal year 2008. Excluding the 53rd week in fiscal year 2008, sales would have increased 2.7% in fiscal year 2009. The revenue increase was driven by the opening of eight new restaurants, partially offset by a decline in comparable restaurant sales. Comparable restaurant sales decreased 2.8% in fiscal year 2009 compared with fiscal year 2008 due to a 1.6% decline in average check and a 1.2% drop in customer traffic. The decline in average check was driven primarily by a change in product mix, partially offset by price increases on select menu items.

Franchise fees and royalties decreased by $0.3 million, or 12.7%, to $2.2 million in fiscal year 2009, due to a decline in sales at our franchised restaurants.

Cost of Goods Sold

Cost of goods sold decreased by $3.2 million, or 1.8%, to $172.8 million in fiscal year 2009 compared to fiscal year 2008. Cost of goods sold were 32.4% of net sales in fiscal year 2009 compared to 33.2% in fiscal year 2008. The improvement was primarily the result of lower beef costs, price increases on certain menu items and other menu initiatives.

Labor and Other Related Expenses

Labor and other related expenses decreased by $2.9 million, or 1.8%, to $161.2 million in fiscal year 2009 compared to fiscal year 2008. Labor expenses as a percentage of net sales were 30.2% in fiscal year 2009 compared to 31.0% in fiscal year 2008. The decrease in percentage resulted from lower workers’ compensation insurance and employee benefits expenses.

Occupancy Costs

Occupancy costs increased by $2.0 million, or 5.2%, to $39.9 million in fiscal year 2009 compared to fiscal year 2008, primarily due to rent associated with new unit growth. Occupancy costs as a percentage of net sales were 7.5% in fiscal year 2009 compared to 7.2% in fiscal year 2008.

Other Restaurant Operating Expenses

Other restaurant operating expenses decreased by $1.0 million, or 1.2%, to $79.3 million in fiscal year 2009 compared to fiscal year 2008. Other restaurant operating expenses as a percentage of net sales were 14.9% in fiscal year 2009 compared to 15.2% in fiscal year 2008. The decline stemmed primarily from cost savings on variable operating expenses including supplies and services, partially offset by higher marketing expense.

Depreciation and Amortization

Depreciation and amortization expense increased by $1.1 million to $17.2 million in fiscal year 2009 compared to fiscal year 2008. The increase was driven by incremental depreciation associated with new restaurant growth.

Pre-Opening Expenses

Pre-opening expenses were $2.1 million in fiscal year 2009 compared to $3.2 million in fiscal year 2008. The decrease in pre-opening expenses was due to the variance in the timing and number of restaurants opened.

General and Administrative

General and administrative expenses decreased by $1.4 million, or 5.3%, to $25.1 million in fiscal year 2009 compared to fiscal year 2008. General and administrative expenses as a percentage of total revenue was 4.7% in fiscal year 2009 compared to 5.0% in fiscal year 2008. The decrease resulted primarily from a home office head count reduction in late fiscal year 2008 and early fiscal year 2009.

Impairment and Store Closing Charges

We performed a long-lived asset impairment analysis during fiscal year 2009 and determined that eight restaurants had carrying amounts in excess of their fair value. The same analysis performed during fiscal year 2008 determined three restaurants had carrying amounts in excess of their fair value. Impairment charges of $6.3 million and $6.6 million were recorded in fiscal years 2009 and 2008, respectively. During fiscal year 2009, we closed one restaurant which had been impaired in fiscal year 2008.

We also performed an assessment of the indefinite-lived tradename intangible asset in fiscal year 2009 and recorded a non-cash impairment charge of $16.8 million representing the excess of the carrying cost of the tradename over its calculated fair value.

Interest Expense, net

Interest expense, net, decreased by $2.1 million to $20.6 million in fiscal year 2009 due primarily to a reduced average interest rate under our senior secured credit facility.

Other Expense (Income), net

Other expense, net, decreased by $1.1 million to $1.5 million in fiscal 2009 compared to fiscal year 2008, resulting from a $0.7 million increase in expense associated with our interest rate swap offset by a $1.8 million favorable shift in the fair market value of the swap.

Provision for (Benefit from) Income Taxes

The benefit from income taxes increased by $2.1 million, to $5.5 million, due primarily to the increase in pre-tax loss of $3.4 million and fluctuations in the effective tax rate. The effective tax rates were 73.6% and 84.4% for fiscal year 2009 and fiscal year 2008, respectively. The tax rates for both periods were impacted by the effect of wage credits on the low pre-tax losses.

Net Income (Loss)

Our net loss increased by $1.3 million to a net loss of $2.0 million in fiscal year 2009, driven primarily by tradename impairment charges of $16.8 million partially offset by increases in revenue and higher operating margins.

Fiscal Year 2008 (53 weeks) Compared to Non-GAAP Combined Period Ended July 29, 2007 (52 weeks)

Total Revenue

Total revenue was $532.0 million in fiscal year 2008 (on a 53 week basis), an increase of $54.4 million, or 11.4%, compared to the combined 2007 period. The revenue increase was driven by the opening of 14 new restaurants in fiscal year 2008 and increased comparable restaurant sales along with one additional week in the fiscal year. Comparable restaurant sales increased 0.8% in fiscal year 2008 over the combined 2007 period due to a 0.9% increase in average check, partially offset by a decrease in customer traffic of 0.1%. The improvement in average check was driven primarily by menu price increases in response to commodity and other cost increases.

Franchise fees and royalties increased by 1.0%, to $2.6 million in fiscal year 2008 compared to the combined 2007 period. This increase was due primarily to increased sales by our franchised restaurants.

Cost of Goods Sold

Cost of goods sold increased by $21.6 million, or 14.0%, to $176.0 million in fiscal year 2008 compared to the combined 2007 period. Cost of goods sold was 33.2% of net sales in fiscal year 2008 compared to 32.5% in the combined 2007 period. The increase in percentage from the prior year period was primarily the result of higher commodity costs, particularly beef, partially offset by menu price increases.

Labor and Other Related Expenses

Labor and other related expenses increased by $17.9 million, or 12.2%, to $164.1 million in fiscal year 2008 compared to the combined 2007 period. The increase was due primarily to more restaurants being operated in fiscal year 2008. Labor expenses as a percentage of net sales were 31.0% in fiscal year 2008 compared to 30.8% in the combined 2007 period. The increase in percentage was primarily the result of higher workers’ compensation costs.

Occupancy Costs

Occupancy costs increased by $9.8 million, or 34.9%, to $38.0 million in fiscal year 2008 compared to the combined 2007 period. The increase was due to additional rent associated with the sale-leaseback of previously-owned restaurant properties, along with rent associated with new restaurant growth. Occupancy costs as a percentage of net sales were 7.2% in fiscal year 2008 compared to 5.9% in the combined 2007 period.

Other Restaurant Operating Expenses

Other restaurant operating expenses increased by $6.8 million, or 9.3%, to $80.3 million in fiscal year 2008 compared to the combined 2007 period, due primarily to more restaurants being operated in fiscal year 2008. Other restaurant operating expenses as a percentage of net sales were 15.2% in fiscal year 2008 compared to 15.5% in the combined 2007 period.

Depreciation and Amortization

Depreciation and amortization expense increased by $1.2 million to $16.1 million in fiscal year 2008 compared to the combined 2007 period. The increase was driven by incremental depreciation associated with new restaurant growth along with a full year of amortization for intangible assets in fiscal 2008 compared to the combined 2007 period.

Pre-Opening Expenses

Pre-opening expenses were $3.2 million in fiscal year 2008 versus $3.7 million in the combined period in 2007. The period-over-period change in pre-opening expenses was due to the variance in the timing and number of restaurants opened.

General and Administrative

General and administrative expenses decreased by $4.7 million, or 15.0%, to $26.5 million in fiscal year 2008 compared to the combined 2007 period. General and administrative expenses as a percentage of total revenue were 5.0% in fiscal year 2008 versus 6.5% in the combined 2007 period. General and administrative expenses declined in fiscal year 2008 when compared to the combined 2007 period, due to non-recurring expenses associated with the Acquisition.

Impairment and Store Closing Charges

We performed an analysis in fiscal year 2008 and determined that three restaurants had carrying amounts in excess of their fair value. Impairment charges of $6.6 million were recorded in fiscal year 2008. There were no impairment charges in the combined 2007 period.

Interest Expense, net

Interest expense, net increased by $2.0 million to $22.6 million in fiscal year 2008 due primarily to increased borrowings to finance the Acquisition.

Other Expense (Income), net

Other expense, net, increased by $2.3 million to $2.6 million in fiscal year 2008 from fiscal year 2007, resulting from a $0.7 million increase in expense associated with our interest rate swap and a $1.7 million increase in charges associated with swap fair market value changes.

Provision for (Benefit from) Income Taxes

The benefit from income taxes increased by $3.5 million, to $3.4 million in fiscal year 2008, from a provision of $0.1 million in the combined 2007 period due primarily to the decrease in pre-tax income of $8.6 million and fluctuations in the effective tax rate. The effective tax rates were 84.4% and 3.1% in fiscal year 2008 and the combined 2007 period, respectively. The tax rate for fiscal year 2008 was impacted by the effect of wage credits on the low pre-tax loss. The tax rate for the combined 2007 period was impacted by the effect of wage credits on low pre-tax income and reversal of certain income tax reserves in the Predecessor period.

Net Income (Loss)

Net income decreased by $5.1 million, to a net loss of $0.6 million in fiscal year 2008. This was primarily attributable to the impact of higher interest expense and restaurant impairment charges.

Quarterly Results and Change in Comparable Restaurant Sales

The following table sets forth certain unaudited financial and operating data for each of the last 11 fiscal quarters ended May 2, 2010. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information presented. The quarterly data should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus. All quarterly periods presented below include 13 weeks, except for the fourth quarter of fiscal year 2008, which included 14 weeks. Change in comparable restaurant sales for all periods is calculated based on 13 weeks.

	Fiscal Year 2008				Fiscal Year 2009				Fiscal Year 2010
	First	Second	Third	Fourth	First	Second	Third	Fourth	First	Second	Third
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(Dollars in millions)

Net sales	$119.0	$130.4	$136.1	$143.9	$123.8	$138.2	$140.0	$131.2	$127.0	$139.8	$147.6
Franchise fees and royalties	0.7	0.6	0.7	0.7	0.5	0.6	0.6	0.6	0.5	0.5	0.6

Total revenues	$119.7	$131.0	$136.8	$144.6	$124.3	$138.8	$140.6	$131.8	$127.5	$140.3	$148.2
Change in comparable restaurant sales	2.5%	0.0%	0.5%	0.3%	(2.5)%	(0.7)%	(2.3)%	(5.9)%	(1.8)%	(3.8)%	1.2%

Liquidity and Capital Resources

General

Our primary requirement for liquidity and capital is new restaurant development. Historically, our primary sources of liquidity and capital resources have been cash provided from operating activities, operating lease financing for a portion of our expansion capital needs and borrowings on our revolving credit facility.

We believe that these sources of liquidity and capital will be sufficient to finance our continued operations and expansion plans.

Operating Activities

Net cash provided by operating activities was $39.6 million for the 39 weeks ended May 2, 2010 compared to $25.0 million for the 39 weeks ended May 3, 2009. The increase was primarily due to an increase in income taxes payable.

Net cash provided by operating activities was $35.5 million in fiscal year 2009 compared to $28.2 million in fiscal year 2008. The increase in fiscal year 2009 was primarily the result of increased net income, excluding a non-cash tradename impairment charge. Net cash used by operating activities in the combined 2007 period was $7.1 million. The improvement in fiscal year 2008 as compared to the combined 2007 period was mainly due to changes in deferred tax balances as a result of the sale-leaseback transactions.

We had positive working capital of $19.2 million as of May 2, 2010 and negative working capital for prior periods of $6.2 million on August 2, 2009, $17.3 million on August 3, 2008 and $21.6 million on July 29, 2007. Like many other restaurant companies, we are able, and expect from time to time, to operate with negative working capital. Restaurant operations do not require significant inventories and substantially all sales are for cash or paid by third-party credit cards.

Investing Activities

Capital expenditures were $16.2 million for the 39 weeks ended May 2, 2010 and $18.0 million for the 39 weeks ended May 3, 2009. Capital expenditures for fiscal year 2009, fiscal year 2008 and the combined 2007 period were $27.0 million, $37.4 million and $47.5 million, respectively. In each period, development of new restaurants accounted for the majority of the expenditures. Period-over-period variances in capital expenditures were due to the number and timing of new restaurants under construction and the mix of owned versus leased properties for new restaurants. During the 39 weeks ended May 2, 2010, we received net proceeds of $1.2 million on the sale of assets related to restaurant closings and proceeds of $8.6 million from sale-leaseback transactions. During fiscal year 2008, we received proceeds of $18.0 million from sale-leaseback transactions and $198.8 million in the combined 2007 period.

Financing Activities

Mandatory principal repayments on the senior secured term loan facility were $1.0 million for each of the 39 weeks ended May 2, 2010 and May 3, 2009. Term loan repayments were $1.4 million for each of fiscal years 2008 and 2009. The outstanding balance on our revolving credit facility was $4.8 million on July 29, 2007, and the full amount was repaid in fiscal year 2008.

The Predecessor and Successor periods in fiscal year 2007 reflect recapitalization transactions resulting from the Acquisition on December 6, 2006. The Acquisition was funded with $138.0 million from a senior secured credit facility, $80.0 million from senior subordinated unsecured mezzanine term notes and $75.0 million in common and preferred equity. Proceeds from this indebtedness were used to finance the Acquisition, including the extinguishment of $151.1 million of Predecessor debt.

Senior Secured Credit Facility

In December 2006, we entered into a $168.0 million senior secured credit facility consisting of a (i) six year $138.0 million term loan and (ii) five year revolving credit facility of up to $30.0 million in revolving credit loans and letters of credit. The term loan matures on December 6, 2012 and the revolver commitment is scheduled to expire on December 6, 2011. As of May 2, 2010, we had approximately $133.2 million of outstanding borrowings under our senior secured credit facility. We are subject to material financial covenants under the senior secured credit facility, including a total leverage ratio and fixed charge coverage ratio. We were in compliance with these covenants as of May 2, 2010. Failure to comply with these covenants in the future could cause an acceleration of outstanding amounts under the term loan and restrict us from borrowing under the revolving credit facility to fund our liquidity requirements. Each of these covenants is calculated based on “Consolidated EBITDA”, which is equivalent to Adjusted EBITDA, as presented in this prospectus. In connection with this offering we intend to refinance or obtain an amendment to the senior secured credit facility to permit this offering, to allow us to use the proceeds from this offering in the manner described in “Use of Proceeds” and for certain related matters.

Senior Subordinated Unsecured Mezzanine Term Notes

We issued $80.0 million aggregate principal amount of 13.25% senior subordinated unsecured mezzanine term notes on December 6, 2006, the proceeds of which were used to finance a portion of the Acquisition and to repay certain indebtedness. We added $1.4 million and $2.8 million in paid-in-kind interest to the principal balances during fiscal years 2009 and 2008, respectively. We expect to prepay the notes with the proceeds from this offering at a total cost, including prepayment premium and accrued and unpaid interest, of $87.7 million.

Additional information regarding the terms of our senior secured credit facility and senior subordinated unsecured mezzanine term notes, including information regarding our covenants under the senior secured credit facility and our calculation of Adjusted EBITDA, can be found in “Description of Certain Indebtedness” and footnote 2 in “Selected Historical Consolidated Financial and Operating Data”.

Initial Public Offering

We believe that becoming a public company may provide additional sources of liquidity because we will have better access to public markets in order to raise additional capital. In addition, we believe that current conditions in the capital markets provide us with an attractive opportunity for an initial public offering.

Off-Balance Sheet Arrangements

Except for restaurant operating leases, we have no material off-balance sheet arrangements.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of August 2, 2009:

	Payments Due by Period in Years
		Less Than			More Than
	Total	1 Year	1- 3 Years	3-5 Years	5 Years

Senior secured term loan	$134,205	$1,380	$2,760	$130,065	—
Revolving credit facility	—	—	—	—	—
Senior subordinated unsecured mezzanine term notes(1)	85,858	—	—	85,858	—
Operating leases(2)	718,449	30,992	63,186	64,497	559,774
Purchase obligations(3)	3,096	3,096

Total	$941,608	$35,468	$65,496	$280,420	$559,774

(1)	We intend to use a portion of the proceeds from this offering to prepay the senior subordinated unsecured mezzanine term notes. See “Use of Proceeds”.

(2)	Includes base lease terms and certain optional renewal periods that are included in the lease term in accordance with accounting guidance related to leases.

(3)	Purchase obligations include legally binding agreements to purchase goods or services, excluding any agreements that are cancelable without significant penalty or that do not contain fixed commitments or minimum purchase quantities.

Seasonality

Our net sales fluctuate seasonally and are typically lowest in the fall. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for future quarters or for the full fiscal year.

Segment Reporting

We aggregate our operations into a single reportable segment within the restaurant industry, providing similar products to similar customers, exclusively in the United States. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Accordingly, no further segment reporting beyond the consolidated financial statements is presented.

Impact of Inflation

Apart from the commodity effects discussed above and utilities inflation in fiscal year 2009, we do not believe general inflation has had a significant impact on our operations over the past several years. In general, we have been able to substantially offset restaurant and operating cost increases resulting from inflation by altering our menu items, increasing menu prices, or making other adjustments. However, certain areas of costs, notably utilities and labor, can be significantly volatile or subject to significant changes due to changes in laws or regulations, such as the minimum wage laws.

Recent Accounting Pronouncements

On September 15, 2009, we adopted the Accounting Standards Codification (“ASC”) as issued by the Financial Accounting Standards Board (“FASB”). The ASC is the single source of authoritative nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative U.S. GAAP for SEC registrants. The adoption did not have an impact on our consolidated financial statements.

On August 3, 2009, we adopted, on a prospective basis, accounting guidance related to accounting for business combinations. The adoption did not have a material impact on our consolidated financial statements. However, the application will significantly change how we accounts for any future business combinations.

On August 3, 2009, we adopted accounting guidance requiring additional disclosure about derivative instruments and hedging activities. The adoption did not have a material impact on our consolidated financial statements.

On August 3, 2009, we adopted, on a prospective basis, accounting guidance as issued by the FASB for certain nonfinancial assets and liabilities that are recorded or disclosed at fair value on a nonrecurring basis. The adoption did not have a material impact on our consolidated financial statements.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of our financial condition and operating results and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience, outside advice from parties believed to be experts in such matters, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Our accounting policies can be found in Note 2 to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Goodwill and Intangible Assets

Goodwill is recorded when the aggregate purchase price of an acquisition exceeds the estimated fair value of the net identified tangible assets and intangible assets acquired. Intangible assets resulting from the acquisition are accounted for using the purchase method of accounting and are estimated by management based on the fair value of the assets received. Intangible assets are comprised primarily of the tradename which is considered to have an indefinite life and menu, franchise agreements, liquor license and favorable lease agreements which are determined to have finite lives. Intangible assets with finite lives are amortized over the period of the estimated benefit. Goodwill and tradename are not subject to amortization.

We perform an annual impairment test of goodwill and the indefinite-lived tradename asset as of the second quarter of each fiscal year, or more frequently if indications of impairment exist.

In the annual impairment test of goodwill, we primarily use the income approach method of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies to determine the fair value. Significant assumptions in the valuation include new unit growth, future trends in sales, profitability, changes in working capital along with an appropriate discount rate. For the most recent annual testing, the initial step of the impairment test indicated that the estimated fair value of the reporting unit was substantially in excess of its carrying value and thus no impairment charge was recorded.

In the annual impairment test of the indefinite-lived tradename intangible asset, we primarily use the relief from royalty method under the income approach method of valuation. Significant assumptions include growth assumptions, future trends in sales, a royalty rate and appropriate discount rate. For the most recent annual testing, no indication of impairment existed. However, an impairment charge of $16.8 million was recorded in fiscal year 2009.

Future changes in assumptions used may require us to record material impairment charges for these assets.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset or group of assets to the estimated undiscounted future identifiable cash flows expected to be generated by those assets. Identifiable cash flows are measured at the lowest level where they are essentially independent of cash flows of other groups of assets and liabilities, generally at the restaurant level. If the carrying amount of an asset or group of assets exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. See Note 8 to our consolidated financial statements.

Insurance Reserves

We self-insure a significant portion of expected losses under our workers’ compensation, general liability, employee health and property insurance programs. We have purchased insurance for individual claims that exceed certain deductible limits as well as aggregate limits above certain risk thresholds. We record a liability for our estimated exposure for aggregate incurred but unpaid losses below these limits.

Leases

We have ground leases, ground plus building leases and office space leases that are recorded as operating leases, most of which contain rent escalation clauses and rent holiday periods. In accordance with applicable accounting guidance, rent expense under these leases is recognized on a straight-line basis over the shorter of the useful life, or the related lease life including probable renewal periods. The difference in the straight-line expense in any year and amounts payable under the leases during that year is recorded as deferred rent liability. We use a lease life that begins on the date that we become legally obligated under the lease and extends through renewal periods that can be exercised at our option, when it is probable at the inception of the lease that we will exercise the renewal option.

Some of our leases provide for contingent rent, which is determined as a percentage of sales in excess of specified minimum sales levels. We recognize contingent rent expense prior to the achievement of the specified sales target that triggers the contingent rent, provided achievement of the sales target is considered probable.

Occasionally, we are responsible for the construction of leased restaurant locations and for paying project costs that may be in excess of an agreed upon amount with the landlord. Applicable accounting guidance requires us to be considered the owner of these types of projects during the construction period.

Income taxes

We account for income taxes pursuant to applicable accounting guidance which requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the tax affected differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by valuation allowances, which represent the estimated amount of deferred tax assets that may not be realized based upon estimated future taxable income. Future taxable income, reversals of temporary differences, available carry back periods, and changes in tax laws could affect these estimates. Employer tax credits for FICA taxes paid on employee tip income are accounted for by the flow-through method.

We recognize a tax position in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities that have full knowledge of all relevant information.

A recognized tax position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Unredeemed Gift Cards

Gift card revenue generally is recognized as the cards are redeemed, or estimated never to be redeemed, over the historical redemption period as described below. Unredeemed gift cards represent a liability related to unearned income and are recorded at their expected redemption value. We make estimates of the ultimate unredeemed gift cards in the period of the original sale and reduce our liability and record revenue accordingly. These estimates are determined based on our redemption history and trends and are amortized over the historical redemption period based upon our monthly redemption rates. Changes in redemption behavior or management’s judgments regarding redemption trends in the future may produce materially different amounts of deferred revenue to be reported. If gift cards that have been removed from the liability are later redeemed, we recognize revenue and reduce the liability as we would with any redemption.

Share-Based Compensation

Subsequent to the Acquisition, we adopted the LRI Holdings, Inc. Option Plan or 2007 Plan as discussed in Note 2 to our consolidated financial statements. Under the 2007 Plan, we are authorized to issue options for up to 176,471 shares of Class A common stock, or approximately 15.0% of our outstanding Class A common stock on a fully-diluted basis, to certain of our employees and directors. The options vest over a five-year period and expire 10 years subsequent to the date of grant.

Options, to the extent vested, become exercisable only upon each of BRS, Black Canyon and Canyon Capital achieving certain performance milestones. Since the adoption of the 2007 Plan, we have not recorded any compensation expense because the likelihood of meeting either of the performance milestones was not probable. See “Executive Compensation — Elements of Compensation — Long-Term Equity-Based Compensation”.

The following table summarizes the number of stock options granted since July 1, 2007 and the associated per share exercise price, which our board of directors determined was equal to or exceeded the fair value of our Class A common stock at each grant date.

	Options	Exercise Price	Fair Value
Grant Date:	Granted	per Share	per Share

July 1, 2007	168,634	$10.00	$4.05
December 8, 2008	28,708	10.00	4.05
June 10, 2009	2,731	10.00	4.05
January 11, 2010	3,176	10.00	4.05

For the initial stock option grants in July 2007, we determined the estimated fair value per share of the options using a simulation analysis in an option pricing framework, incorporating Geometric Brownian Motion in the equity value calculation, with the following assumptions:

Dividend yield range	0.0%
Expected volatility range	29.1% - 55.5%
Risk-free interest rate range	4.53% - 4.58%
Expected lives (in years)	7.5 years

In connection with our stock option grants in December 2008, we considered the factors described above along with economic indicators and their impact on our revenue growth as well as the valuation of comparable publicly-traded peers. From this analysis, we determined that there had been no significant change in our performance to cause an increase or decrease in the per share valuation of our Class A common stock. To further support this conclusion, in a separate valuation of our Class A common stock performed in connection with the repurchase of certain management shares in late 2008, our board of directors determined the fair value of the Class A common stock to have an insignificant variation from the initial valuation.

Subsequent grants identified in the table above were deemed immaterial. Accordingly, our board of directors applied the same grant date fair value to these grants.

Legal Proceedings

Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from “slip and fall” accidents, “dram shop” claims, construction-related disputes, employment related claims and claims from customers or employees alleging illness, injury or other food quality, health or operational concerns. As of the date of this prospectus, we are not a party to any litigation that we believe could have a material adverse effect on our business or our consolidated financial statements.

Quantitative and Qualitative Disclosures of Market Risks

Commodity Price Risk

Many of the food products we purchase are affected by commodity pricing and are subject to price volatility caused by weather, production problems, delivery difficulties and other factors which are outside our control and which are generally unpredictable. Three food categories (beef, produce and seafood) account for the largest share of our costs of goods sold (at 31.5%, 11.3% and 8.5%, respectively in fiscal year 2009). Other categories affected by the commodities markets, such as cheese and dairy, chicken and pork, may each account for approximately 4-7%, individually, of our food purchases. While we have some of our menu items prepared to our specifications, our menu items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities we require, we believe that there are sufficient alternative suppliers in the marketplace so that our sources of supply can be replaced as necessary. We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods. Changes in commodity prices would generally affect us and our competitors similarly, depending on the terms and duration of supply contracts. We also enter into fixed price supply contracts for certain products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, we believe we will be able to pass through some or all of the increased commodity costs by adjusting menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances, increases in commodity prices can have an adverse effect on restaurant operating margins.

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our credit facility, which bear interest at variable rates. As of August 2, 2009, we had $134.2 million outstanding under our credit facility. Interest rate changes do not affect the market value of such debt, but could impact the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant. A hypothetical one percentage point change in the floating interest rates used to calculate our interest expense would result in an increase in our annual interest expense of approximately $0.6 million, excluding a $75.0 million tranche of the term loan covered by a variable to fixed interest rate swap through June 6, 2011.

BUSINESS

Our Company

Logan’s Roadhouse is a casual dining restaurant concept that recreates a traditional American roadhouse atmosphere by offering its customers value-oriented, high quality, “craveable” meals. Our restaurants are branded as The Real American Roadhouse, drawing their inspiration from the hospitable tradition and distinctive atmosphere of a 1930’s and 1940’s Historic Route 66 style roadhouse. As of May 2, 2010, we have grown our restaurant base to 211 Logan’s Roadhouse restaurants. Of these 211 restaurants, we own and operate 185 restaurants with an additional 26 restaurants operated by two franchisees.

Our menu features an assortment of fresh, aged Black Angus beef that is primarily hand-cut on premises, specially seasoned, and grilled to order over mesquite wood. In addition, we offer a wide variety of seafood, ribs, chicken and vegetable dishes, including our signature Santa Fe Tilapia and Famous Baby Back Ribs. We also offer a distinctive selection of unique items such as our Smokin’ Hot Grilled Wings, Roadies and Health Nuts! menu, as well as a broad assortment of timeless classics, including steak burgers, salads, sandwiches and our made-from-scratch yeast rolls.

Our restaurants provide a rockin’, upbeat atmosphere combined with friendly service from a lively staff and our interactive jukeboxes play a mix of blues, rock and new country music. While dining or waiting for a table, our customers are encouraged to enjoy “bottomless buckets” of roasted in-shell peanuts and to toss the shells on the floor. Our restaurants are open for both lunch and dinner seven days a week.

Our change in comparable restaurant sales has outperformed the KNAPP-TRACKtm index of casual dining restaurants for 17 consecutive quarters. We believe our change in comparable restaurant sales has outperformed our primary competitors in the bar & grill and steakhouse segments since December 31, 2006. In our most recent quarterly period, comparable restaurant sales increased 1.2%. Over the last four fiscal years ended August 2, 2009, we have grown by 53 new company-owned restaurants and have grown our total revenue and Adjusted EBITDA (a non-GAAP financial measure) at compound annual growth rates of 9.2% and 18.0%, respectively. For the 39 weeks ended May 2, 2010, our total revenues, Adjusted EBITDA and net income were $416.0 million, $56.5 million and $15.1 million, respectively, an increase of $12.3 million, $7.0 million and $17.9 million over the prior year comparable period. See “— Summary Historical Financial and Operating Data” for a discussion of Adjusted EBITDA, a presentation of the most directly comparable U.S. GAAP financial measure and a reconciliation of the differences between Adjusted EBITDA and the most directly comparable U.S. GAAP financial measure, net income.

Our Strengths

Our core strengths include the following:

Offering Great Steaks and Other High Quality Menu Items.  We are committed to serving fresh food, including specially seasoned, aged Black Angus beef, always-fresh, never-frozen chicken breast entrées, high quality seafood, hearty steak burgers and farm-fresh salads. We believe the freshness and distinctive flavor profiles of our signature dishes, coupled with the breadth of our menu, differentiates us from our competitors.

Abundance and Affordability.  Our entrée portions are generous and include a choice of two side items, all at affordable prices. Our roasted in-shell peanuts and made-from-scratch yeast rolls are both complimentary. During the 39 weeks ended May 2, 2010, our comparable restaurant average checks were $11.76 and $13.29 for lunch and dinner, respectively. We believe our average check is lower than that of substantially all of our primary competitors in the bar & grill and steakhouse segments.

Unique Customer Experience.  Our customers have come to expect a dining experience centered around our inviting roadhouse atmosphere and hospitable service. Our restaurants have a relaxed, come-as-you-are environment where we encourage our customers to throw their peanut shells on the floor. Our Real American Roadhouse theme is enhanced by the interaction of servers with our customers, combined with jukeboxes in our restaurants that continuously play an upbeat mix of toe tappin’ music. We are committed to providing friendly, roadside hospitality to our customers and creating a brand of service that is warm, welcoming, personalized and attentive.

Attractive Unit Level Economics.  Our restaurants generated average unit volumes of $3.0 million in fiscal year 2009. We reduced our restaurant prototype from 8,000 square feet to 6,500 square feet, which has improved new unit investment costs without sacrificing the number of tables, customer experience or sales potential. In addition, we enhanced our new unit selection process, which improved the performance and consistency of our recent new unit openings. Our revised site selection process incorporates internally identified site characteristics and a sales risk assessment model. We intend to continue to focus on new unit investment costs and improving our site selection process over time to maintain strong unit level returns.

Efficient Cost Structure.  Our efficient cost structure allows us to offer our customers compelling price points without compromising customer experience or profitability. Our restaurant operating margins improved from 13.4% in fiscal year 2008 to 16.4% during the 39 weeks ended May 2, 2010. This increase in restaurant-level profitability is a result of our focus on food and labor costs, operational improvements and reduced commodity costs. We also drive food cost control through our in-restaurant meat cutting process, cross utilization of products and efficient cooking methods. During the same period, we also streamlined our corporate overhead structure. Through these efforts, we reduced our general and administrative expenses as a percentage of total revenues from 5.0% in fiscal year 2008 to 4.1% during the 39 weeks ended May 2, 2010. We believe we can continue to leverage our cost structure as we pursue our growth strategy.

Proven Management Team.  Our senior management team has an average of eight years of experience with us and an average of 25 years of relevant industry experience with leading casual dining chains. Our management depth goes beyond the corporate office. Our regional and general managers have long tenures with us, and we have a track-record for promoting management personnel from within. We believe our management’s experience at all levels has allowed us to continue to grow our restaurant base while improving operations and driving efficiencies.

Our Growth Strategy

Our growth strategies include the following:

New Restaurant Development.  We believe differentiated, moderately-priced roadhouse concepts remain under-penetrated relative to the bar & grill and steakhouse segments. We are primarily focused on maintaining disciplined growth of our brand by strategically opening additional company-owned restaurants to backfill in existing states. We also believe the broad appeal of The Real American Roadhouse concept enhances the portability of our restaurants, which will also allow us to pursue company-owned restaurant openings in adjacent states and grow our footprint over time. The geographic portability of our concept is illustrated by the fact that our top quartile units by average unit volumes for the 39 weeks ended May 2, 2010, operated across 15 states. We plan to open 15 company-owned restaurants during fiscal year 2011 and believe we can achieve a long-term annual company-owned restaurant growth rate of approximately 10%.

Comparable Restaurant Sales Growth.  We believe we will be able to generate comparable restaurant sales growth through the following strategies:

•	Menu Innovation. The Real American Roadhouse concept provides a broad platform from which to expand our menu. We have successfully introduced new menu items such as our Roadies, our Health Nuts! menu (offering 12 items with under 550 calories), our Bleu Cheese Sirloin, our Cinnamon Roll Sundae and our Loaded Sweet Potato. We believe our customers appreciate the introduction of new items on an ongoing basis. Our goal is to add four to eight new menu items each year.

•	Increasing Our Average Check. Our relatively low average check versus our primary competitors in the bar & grill and steakhouse segments gives us the ability to selectively implement moderate pricing increases without impacting our value proposition. Additionally, we expect to grow sales by responsibly increasing alcoholic beverage sales. Our alcoholic beverage sales were 7.4% of total sales for the 39 weeks ended May 2, 2010 compared to approximately 9% before fiscal year 2008, which we believe corresponds to the onset of the economic downturn period.

•	Promoting Our Brand. We intend to focus our marketing efforts on driving repeat visits from frequent customers and attracting new customers. We use various marketing programs, including television, radio and print advertising as well as various local marketing efforts. We also promote our brand using a combination of in-restaurant sales initiatives, including specials and happy hours, table-top merchandising, outdoor banners, gift cards and our on-line loyalty club. We believe that our brand awareness will continue to increase as we backfill units in existing states and expand into adjacent states.

•	Emphasizing Excellent Operations and Customer Satisfaction. We intend to improve upon our strong customer satisfaction by continuing to focus on delivering a superior customer experience. Our servers are generally limited to serving no more than four tables at a time, allowing them to provide attentive service to our customers. We receive approximately 120,000 phone survey results from customers each year and these surveys have shown an 800 basis point improvement in the top rating of overall customer satisfaction scores since 2006. We will continue to invest in our in-restaurant execution through annual operational programs to improve our customer experience.

Our Restaurants

Overview

Our Real American Roadhouse design provides a come-as-you-are, upbeat experience for our customers. The restaurant décor includes neon signs, numerous gig posters and our prominent jukebox, which allows customers to select their own musical favorites. The primary aesthetic driver in our restaurant design is the rough-hewn cedar siding that typically covers the exterior and interior walls. Our restaurant design has a centrally located bar with alcoholic beverages on display and ready to serve. Our current restaurant prototype consists of a 6,500 square foot freestanding building constructed on sites of approximately 1.5 to 1.7 acres. With approximately 59 tables, seating capacity is 237, including 15 bar seats. To date, we have opened 20 restaurants based on this restaurant prototype. Our previous 8,000 square foot restaurant prototype was constructed on sites of approximately 1.7 to 2.0 acres, with approximately 60 tables and a seating capacity of 290 seats, including 20 bar seats.

Existing Restaurant Locations

As of May 2, 2010, we had 185 company-owned restaurants and 26 franchise restaurants in 23 states as shown in the chart below.

	Number of Restaurants
	Company-		Total
	Owned	Franchised	Restaurants in
	Restaurants	Restaurants	System

Alabama	19	—	19
Arizona	4	—	4
Arkansas	3	—	3
California	—	8	8
Florida	11	—	11
Georgia	10	1	11
Illinois	3	—	3
Indiana	12	—	12
Kansas	3	—	3
Kentucky	9	—	9
Louisiana	6	—	6
Michigan	15	—	15
Mississippi	7	—	7
Missouri	4	—	4
North Carolina	—	11	11
Ohio	6	—	6
Oklahoma	4	—	4
Pennsylvania	2	—	2
South Carolina	—	6	6
Tennessee	22	—	22
Texas	33	—	33
Virginia	8	—	8
West Virginia	4	—	4

Total	185	26	211

Site Selection

Our site selection process is critical to our growth strategy. We devote substantial time and resources to evaluate each potential restaurant site. Our site selection process incorporates a risk assessment model to evaluate a range of sales risks for proposed new site locations, including:

•	local market demographics and psychographic profiles;

•	population make-up and density;

•	household income levels;

•	proximity of existing or planned hotels, retail establishments, office space and other establishments that draw restaurant traffic;

•	vehicle traffic patterns;

•	daytime dining habits;

•	competitive presence and results;

•	available square footage, parking and lease economics;

•	visibility and access;

•	local investment and operating costs;

•	development and expansion constraints; and

•	management’s experience in the market and proximity to and performance of existing restaurants.

Restaurant Development and Economics

Our board has approved 25 sites that have opened since the Acquisition. Of these, 15 restaurants have been open for at least 52 weeks as of May 2, 2010. Our average capital investment for these 15 restaurants is broken down as follows:

Average Cost
(Dollars in millions)

Land (1)	$0.9
Building, site development and construction (2)	1.5
Furniture, fixtures, signage and equipment	0.5
Pre-opening costs	0.2

Total	$3.1

(1)	Represents average cost for two locations for which we own the land.

(2)	Represents average cost for 12 locations for which we own the building.

For the 52 weeks ended May 2, 2010, the 15 restaurants referenced above generated net sales of $43.2 million, cost of goods sold of $13.8 million, labor and other related expenses of $13.1 million, occupancy costs of $2.3 million (including $0.5 million of taxes, licenses and other fees) and other restaurant operating expenses of $5.9 million. This resulted in average unit volumes, restaurant operating profit and restaurant operating margin of $2.9 million, $8.1 million and 18.8%, respectively.

The actual performance of any new restaurant location will usually differ from its originally targeted performance due to a variety of factors, many of which are outside of our control, and such differences may be material. The performance of new restaurants can vary significantly depending on a number of factors, including but not limited to: site selection, average unit volumes, restaurant level profitability and associated investment costs.

Menu and Food Quality

Our restaurants are designed to appeal to a broad range of customers by offering a wide variety of high quality meals at affordable prices. Our menu features an assortment of fresh, aged Black Angus beef that is primarily hand-cut on premises, specially seasoned, and grilled to order over mesquite wood. Our chicken breast entrées are made from always-fresh, never-frozen poultry. Our made-from-scratch yeast rolls are freshly baked on the premises every 10 to 20 minutes and our salads are made from fresh lettuce cut daily. Our signature sirloin steaks include The Logan (our biggest sirloin steak) and the Onion Brewski Sirloin (our 8-ounce sirloin, stacked on top of beer-braised onions, smothered with garlic butter and topped with crispy onions). Our signature steak burgers are freshly ground on premises and made with a blend of sirloin, chuck, ribeye and filet. We also offer a wide variety of premium steak cuts, including ribeye, prime rib, filet, T-bone and porterhouse. Additionally, we offer a wide variety of seafood, ribs, chicken and vegetable dishes, including our signature Santa Fe Tilapia, Mesquite Wood-Grilled Chicken, Famous Baby Back Ribs, grilled vegetable skewers and baked sweet potatoes.

Our current dinner menu offers a selection of over 60 entrées and 13 appetizers. Most dinner entrées include a choice of two side items, which includes a dinner salad, sweet potato, baked potato, mashed potatoes, grilled vegetables, fries or other side items. We are also open for lunch seven days a week. We offer our lunch and dinner customers an all-you-can-eat supply of our yeast rolls and peanuts. For the 39 weeks ended May 2, 2010, dinner accounted for 64% of our total restaurant sales, lunch accounted for 36% of our total restaurant sales and the average dinner check and lunch check per customer were $13.29 and $11.76, respectively. Prices currently range from $5.99 to $25.99 for items on our menu, including appetizers ordered as entrées.

We regularly review our menu to consider enhancements to existing menu items or the introduction of new items. We typically revise our menu one to two times each year. As part of the menu changes, we generally introduce four to eight new menu items and consider price changes. We test all new menu items for customer acceptance and operational efficiency before adding them to our menu. Through the 39 weeks ended May 2, 2010, we introduced eight new items to our menu, including the Wing Sampler Trio, the Bacon and Cheddar Encrusted Sirloin and the Cinnamon Roll Sundae.

Most of our restaurants feature a full bar that offers an extensive selection of draft and bottled beer. Most of our restaurants also serve a selection of major brands of liquor and wine, as well as frozen margaritas and specialty drinks. During the 39 weeks ended May 2, 2010, 7.4% of our total sales from company-owned restaurants were from alcoholic beverages. In most of our restaurants, we offer a happy hour intended to increase alcohol sales and drive incremental customer traffic. We emphasize responsible alcohol consumption, which we reinforce with our employees through training and operational standards.

Food Safety

Providing a safe and clean dining experience for our customers is of the utmost importance to us. We have designed food safety and quality assurance programs to attempt to ensure that our restaurant team members and managers are properly trained on food safety and that our suppliers are providing our restaurants with safe and wholesome products. To help our restaurants meet our standards for clean and healthy restaurants, we retain an independent consultant to conduct a comprehensive health inspection of each restaurant at least three times per year.

Our philosophy is to proactively make food safety an integral part of the brand. Training is a key component of ensuring proper food handling for all managers and hourly employees. In addition, we include food safety standards and procedures and critical control points in every recipe for our cooks as part of the training process.

Food safety is also a key component in our supplier selection. Our suppliers are inspected by a reputable, qualified inspection service, which helps ensure they are compliant with U.S. Food and Drug Administration and U.S. Department of Agriculture guidelines.

Customer Satisfaction

We are committed to providing our customers prompt, friendly and efficient service, keeping table-to-server ratios low and staffing each restaurant with an experienced management team to maintain attentive customer service and consistent food quality. We receive valuable customer feedback through regular in-restaurant customer interaction with our restaurant managers and a telephone customer satisfaction survey program, Customers are invited to take the telephone survey through a random invitation printed on the customer’s receipt, and customers who participate in the telephone survey currently receive a discount of $3.00 off their next food purchase. Customers rate various attributes (ranging from “Taste of Food” and “Friendliness of Server” to “Overall Satisfaction”) of their experience on a scale of 1 to 5, with “5” described as “great”. For fiscal year 2009, we received a “5” from 73.0% of those customers that completed the telephone survey for the attribute of “Overall Satisfaction”. This survey program delivers 50-250 customer survey responses per restaurant each month for a total of approximately 120,000 survey responses annually. In addition, we also accept internet surveys that, together with our telephone surveys and in-restaurant feedback, allow us to identify and focus on key drivers of customer satisfaction and monitor long-term trends in customer satisfaction and perception.

Marketing

Our advertising and marketing strategy is designed to increase customer traffic and promote the Logan’s Roadhouse brand. Our goal is to attract new customers and increase the frequency with which existing customers visit our restaurants. We use a combination of broadcast advertising, print advertising and in-restaurant marketing. Our marketing budget also includes marketing support and related costs, including research costs, agency fees and costs to support local marketing efforts. We spent 1.7% of revenues on marketing in fiscal year 2009 and expect to spend 2.3% of revenues on marketing in fiscal year 2010.

Broadcast Advertising

We use local broadcast media, which include television and radio, to advertise new product offerings and promotions. We also use broadcast advertising to establish brand identity, demonstrate our distinctive and upbeat roadhouse atmosphere, and attract first-time customers in new markets.

Print Advertising

Our print media advertising includes free standing newspaper inserts that are die cut to increase their visibility. We also use inserts in coupon mailings to target price sensitive customers. Our print media advertising is designed to communicate new products, promotions and value.

In-Restaurant Marketing

Our in-restaurant marketing efforts include signs announcing specials and happy hours, table top materials, menu merchandising, outdoor banners and gift cards. We use our in-restaurant marketing to drive word of mouth advertising and repeat customers. These initiatives also promote beverage sales, entrée specials and new menu items.

Purchasing and Distribution

Our purchasing strategy is to develop long-term relationships with a core group of reputable and dependable supply sources. In general, we have adopted procurement strategies for all product categories that include contingency plans for key products, ingredients and supplies. These plans, in some instances, include the approval of secondary suppliers and alternative products.

We negotiate directly with food suppliers as to specifications, price, freight and other material terms of most food purchases in an attempt to ensure consistent quality, freshness and cost of our products. We invite our key suppliers to spend time in our kitchens and, conversely, our suppliers invite us to visit and develop products in their production facilities. As a result, we believe that our suppliers understand our brand, our direction, our systems, and our needs, and we are able to better understand our suppliers’ capabilities. Additionally, our management team is regularly kept abreast of commodity trends through commodity review meetings.

We purchase the majority of our food products, including beef, and restaurant supplies under negotiated contracts through a contracted national foodservice distributor on an annually negotiated fixed case-fee basis, with adjustments for changing fuel costs. The distributor is responsible for warehousing and delivering food products to our restaurants. Certain perishable food items are purchased locally by the management of our restaurants.

The food item accounting for the largest share of our product cost is beef. Most of our steaks are hand-cut on premises, in contrast to many in the restaurant industry that purchase pre-portioned steaks. We are under a fixed price contract through July 2011 to purchase substantially all of our beef needs from the largest beef supplier in the world. We have also contracted with a large chicken supplier for all of our fresh chicken, chicken wing and chicken tender requirements through December 2011. If any beef or chicken items from these suppliers become unavailable for any reason, we believe that these items could be obtained in sufficient quantities from other sources at competitive prices, but we could be more susceptible to market fluctuations.

Restaurant Management and Quality Controls

The complexity of operating our restaurants requires an effective management team at the restaurant level. Our restaurant level management generally consists of a general manager who oversees a kitchen manager and two assistant managers. In addition, we have regional managers to support individual restaurant managers along with two operational vice presidents who support individual regional managers. Each regional manager typically supports eight to ten individual restaurants. Each operational vice president typically supports 10 or 11 regional managers. Through regular visits to our company-owned restaurants, regional managers and operational vice presidents ensure that our standards of quality and operating procedures are being followed.

All new restaurant managers are required to complete four to seven weeks of training at a Logan’s Roadhouse restaurant. We also have a specialized training program required for restaurant managers and hourly service employees on responsible alcohol service. As motivation for restaurant managers to increase revenues and improve operational performance, we maintain an incentive bonus plan that rewards restaurant managers for achieving sales and profit targets, as well as key operating cost measures.

Information Systems and Restaurant Reporting

All of our company-owned restaurants are equipped with computerized point-of-sale and back-office systems. These systems are designed to make our restaurants operate more efficiently and give our team members real-time access to key operating data. We provide various operating reports to our restaurant managers, regional managers and certain members of our executive staff and we distribute ranking reports to these same individuals that compare weekly and period-to-date performance across restaurants.

Transaction information is uploaded to our corporate office on a nightly basis where we have business intelligence software programs that analyze information relating to key performance areas of all our restaurants, including daily sales and weekly restaurant operating results. Our back-office restaurant systems are integrated with our financial and human resources systems to support our financial reporting processes and controls. On a weekly basis, condensed operating statements provide management with a detailed analysis of sales, product, labor and other key costs.

We maintain a comprehensive security strategy including an incident recovery plan, which is in place and is reviewed and tested at an off-site facility annually. We also maintain PCI DSS Level I security compliance and have an annual assessment performed by a third party qualified security assessor.

Franchise Restaurants

We currently have two franchisees — CMAC, Inc. and L.G. Enterprises. As of May 2, 2010, CMAC, Inc. had 18 restaurants in North Carolina, South Carolina and Georgia, and L.G. Enterprises had eight restaurants in California. Both franchisees originally had development agreements that prohibited us from developing, owning, operating or granting a license to anyone else to operate a Logan’s Roadhouse restaurant in their respective territories. The development agreements with CMAC, Inc. and L.G. Enterprises (which prohibited us from developing new restaurants within franchisees’ respective territories) have expired. Therefore, we are no longer prohibited from developing new restaurants within our franchisee’s respective territories except that we are generally prohibited from developing new restaurants within five miles of existing CMAC, Inc. or L.G. Enterprises operated restaurants.

Our existing franchisees operate under a form of franchise agreement that has an initial term of 20 years and contains either one or two five-year renewal options, exercisable upon the satisfaction of certain conditions. Our franchise agreements with our existing franchisees require that they pay us a royalty fee ranging from 3.0% to 3.5% of restaurant sales, depending on when the agreements were executed, and to pay us annually up to 1.0% of restaurant sales into an advertising fund. We have the right to require our franchisees to make certain advertising expenditures in their local markets.

We do not offer financing, financial guarantees or other financial assistance to either of our franchisees and do not have an ownership interest in their properties or assets. We do not currently expect to establish any new franchises.

Properties

Our corporate headquarters are located in Nashville, Tennessee. We occupy our current facility, which is approximately 38,500 square feet, under a lease that expires in February 2015. We also occupy a 6,000 square feet culinary training center under a lease that expires in February 2015.

As of May 2, 2010, we own three restaurant locations and lease 182 restaurant locations. As of May 2, 2010, we have purchased one additional property and have an additional 13 properties subject to executed contracts for future restaurant sites. The following is a list of all of our properties as of May 2, 2010:

	Restaurant Properties
	Owned	Leased	Total

Alabama	1	18	19
Arizona	1	3	4
Arkansas	—	3	3
Florida	—	11	11
Georgia	—	10	10
Illinois	—	3	3
Indiana	—	12	12
Kansas	—	3	3
Kentucky	1	8	9
Louisiana	—	6	6
Michigan	—	15	15
Mississippi	—	7	7
Missouri	—	4	4
Ohio	—	6	6
Oklahoma	—	4	4
Pennsylvania	—	2	2
Tennessee	—	22	22
Texas	—	33	33
Virginia	—	8	8
West Virginia	—	4	4

Total	3	182	185

Of the 182 leased properties, 106 are land leases and 76 are land and building leases.

Employees

As of May 2, 2010, we employed approximately 15,000 people, of whom 117 were executive and administrative (including 21 regional managers), 725 were restaurant management and the remainder were hourly restaurant personnel. Many of our hourly restaurant employees work part-time. None of our employees are covered by a collective bargaining agreement. We believe that we have good relations with our employees.

Competition

The restaurant industry is fragmented and intensely competitive. We believe that competition in the restaurant industry is based upon a variety of factors, including taste of menu items, price, service, atmosphere, location and overall dining experience. Our competitors include a large and diverse group of restaurant operators ranging from independent local proprietors to well-capitalized national restaurant chains, which vary regionally in number, size, strength and sophistication. Our primary competitors in the bar & grill segment include Chili’s Grill and Bar, Applebee’s Neighborhood Grill and Bar, TGI Friday’s and O’Charley’s, and our primary competitors in the steakhouse segment include Longhorn Steakhouse, Outback Steakhouse and Texas Roadhouse. For information regarding the risks associated with competition, see “Risk Factors — Risks Related to Our Business — Our success depends on our ability to compete with many other restaurants”.

Trademarks and Service Marks

Our registered trademarks and service marks include the marks Logan’s Roadhouse® and the design, our stylized logos set forth on the cover and back pages of this prospectus, Logan’s® and the design, The Logan®, Onion Brewski®, Brewski Onions®, Peanut Shooter®, Roadies® and The Real American Roadhouse®, as well as the peanut man logo and the trade dress element consisting of the “bucket” used in connection with our restaurant services.

We have used or intend to use all the foregoing marks in connection with our restaurants or items offered through our restaurants. We believe that our trademarks and service marks have significant value and are important to our brand-building efforts and identity and the marketing of our restaurant concept.

Government Regulation

We and our franchisees are subject to a variety of federal, state and local laws. Each of our and our franchisees’ restaurants is subject to permits, licensing and regulation by a number of government authorities, relating to alcoholic beverage control, health, safety, sanitation, and building and fire codes, including compliance with the applicable zoning, land use and environmental laws and regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

Alcoholic beverage control regulations require each of our and our franchisees’ restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect many aspects of restaurant operations, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages.

We are subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our comprehensive general liability insurance policy, which includes a $250,000 self-insured retention and an excess umbrella coverage of up to $75.0 million.

Our restaurant operations are also subject to federal and state laws governing such matters as the minimum hourly wage, unemployment tax rates, sales tax and similar matters. Significant numbers of our employees are paid at rates related to the federal minimum wage, which currently is $7.25 per hour. Increases in the federal minimum wage or changes in the tip credit amount would increase our labor costs.

Our facilities must comply with the applicable requirements of the ADA and related state accessibility statutes. Under the ADA and related state laws, we must provide equivalent service to disabled persons and make reasonable accommodation for their employment, and when constructing or undertaking significant remodeling of our restaurants, we must make those facilities accessible.

We are subject to laws and regulations relating to nutritional content, nutritional labeling, product safety and menu labeling. Regulations relating to nutritional labeling may lead to increased operational complexity and expenses and may impact our sales.

Litigation

Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from “slip and fall” accidents, “dram shop” claims, construction-related disputes, employment-related claims, and claims from customers or employees alleging illness, injury or other food quality, health or operational concerns. As of the date of this prospectus, we are not a party to any litigation that we believe could have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

Set forth below are the name, age, position and description of the business experience of each of our executive officers, directors and other key employees as of May 2, 2010:

Name	Age	Position(s)

G. Thomas Vogel	46	President, Chief Executive Officer and Director
Amy L. Bertauski	40	Chief Financial Officer
Robert R. Effner	44	Senior Vice President of Development and Operations Innovation
Stephen R. Anderson	47	Senior Vice President of Marketing, Food & Beverage
James B. Kuehnhold	48	Divisional Vice President of Operations
Paul S. Pendleton	49	Divisional Vice President of Operations
Lynne D. Wildman	41	Vice President of Purchasing
Thomas D. Barber	36	Director
Edward P. Grace III	59	Director
Michael K. Hooks	47	Director
Michael P. O’Donnell	54	Director
Jacob A. Organek	32	Director
Harold O. Rosser	61	Director

Executive Officers

G. Thomas Vogel has served as our President and Chief Executive Officer since July 2006 and as a member of our board of directors since December 2006. Mr. Vogel joined Logan’s Roadhouse in August 2003 as President and Chief Operating Officer. Before joining Logan’s Roadhouse, he spent 12 years at Darden Restaurants, Inc., where he held positions in operations, concept development, food and beverage and marketing. While with Darden Restaurants, Mr. Vogel served as the Senior Vice President of Operations for the Southeast Division of Red Lobster. He has 24 years of experience in the restaurant industry and has earned awards for innovation and sales excellence. Mr. Vogel holds a B.B.A. in Hotel and Restaurant Management from the University of Central Florida and an M.B.A. from the University of Florida.

Mr. Vogel’s qualifications to serve on our board of directors include his knowledge of our Company and the restaurant industry and his years of leadership at our Company.

Amy L. Bertauski has served as our Chief Financial Officer since December 2006. Ms. Bertauski has responsibility for all aspects of finance, accounting, treasury, information technology, benefits and risk management. She joined Logan’s Roadhouse in May 2000 as the Director of Accounting. Ms. Bertauski was promoted to Vice President of Accounting in August 2004 and to Senior Vice President of Accounting & Finance and Principal Accounting Officer in August 2006. Prior to joining Logan’s Roadhouse, Ms. Bertauski worked for two years with Applebee’s International as the Manager of Corporate Accounting and for three years at Rio Bravo as an Accounting Manager. In addition to 15 years of restaurant industry experience, Ms. Bertauski also worked for four years with Arthur Andersen in their audit practice. Ms. Bertauski holds a B.S. in Accounting from the University of Illinois.

Robert R. Effner has served as our Senior Vice President of Development and Operations Innovation since August 2005. He is responsible for real estate, facilities, franchise relations, design and construction, training and other operational initiatives. He joined Logan’s Roadhouse in December 2003 as our Vice President of Concept Development. Prior to joining Logan’s Roadhouse, he spent 20 years at Darden Restaurants, Inc., where he held positions at Red Lobster in operations, training, strategic planning, operations development, concept development and prototype development. His work has received the Brand Reinvention Award from Chain Store Age and the Successful Settings Award from Nation’s Restaurant News.

Stephen R. Anderson has served as our Senior Vice President of Marketing, Food & Beverage since August 2008. Mr. Anderson joined Logan’s Roadhouse as Senior Director of Menu & Culinary Innovation in October 2003. Before joining Logan’s Roadhouse, Mr. Anderson worked in marketing for Red Lobster as the Director of Product Development and Corporate Executive Chef. He has also served as executive chef at several independent restaurants and worked for the Harvey Hotel Corporation in Dallas, Texas. He has spent over 31 years in the restaurant business and has won several industry awards, including the 1999 and 2005 MenuMasters Awards for Best Menu Revamp and the 2002 MenuMasters Award for Chef on the Rise/Innovator from Nation’s Restaurant News. He was also recognized by Restaurant Business magazine as the 2001 Menu Strategist of the Year and the 2001 Menu Strategist for casual dining chefs. Mr. Anderson holds a B.S. in Hotel Administration from Cornell University and an M.B.A. from the University of Florida.

James B. Kuehnhold is a Divisional Vice President of Operations and is responsible for all aspects of day to day operations for the markets and regional managers he oversees. Mr. Kuehnhold joined Logan’s Roadhouse in July 2001 and has over 30 years experience in the restaurant industry. Prior to joining Logan’s Roadhouse, Mr. Kuehnhold was with Romano’s Macaroni Grill as a Regional Manager. In addition, Mr. Kuehnhold was with Olive Garden for five years where he served as Regional Manager. He also worked with Chevy’s/Rio Bravo for five years as a Director of Operations, overseeing both concepts.

Paul S. Pendleton is a Divisional Vice President of Operations and is responsible for all aspects of day to day operations for the markets and regional managers he oversees. Mr. Pendleton joined Logan’s Roadhouse in April 1999. Mr. Pendleton has over 30 years experience in the restaurant industry with 20 years of multi-unit restaurant experience, including as Director of Operations for Cucina! Presto!. He was also a Regional Manager with The Cooker Bar and Grille and began his restaurant career with Houston’s. Mr. Pendleton holds a B.S. in Hotel Restaurant and Travel Administration with a concentration in Food and Natural Resources from the University of Massachusetts.

Lynne D. Wildman is Vice President of Purchasing and is responsible for all aspects of Logan’s supply chain management. Ms. Wildman joined Logan’s Roadhouse in November 2005. She has over 18 years of commodity, restaurant purchasing and distribution experience. Prior to joining Logan’s Roadhouse, Ms. Wildman was Vice President of Purchasing for ARCOP, where she was a key player in all aspects of purchasing for Arby’s Purchasing Cooperative. Before ARCOP, she served in key management and leadership roles with Darden Restaurants, Inc. for almost eight years. She has also held strategic purchasing and development positions with YUM! brands as well as Cargill. Ms. Wildman holds a B.A. and M.A. in Agricultural Economics from the University of Illinois.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified or their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Directors

We believe our board of directors should be comprised of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications or skills in the following areas are most important: restaurant and real estate; accounting, finance and capital structure; strategic planning and leadership of complex organizations; legal, regulatory and government affairs; people management; and board practices of other entities. We believe that all of our current board members possess the professional and personal qualifications necessary for board service and have highlighted particularly noteworthy attributes for each board member in the individual biographies below, or above in the case of Mr. Vogel.

Thomas D. Barber has served as a member of our board of directors since December 2006. Mr. Barber is a Principal at Black Canyon Capital LLC, where he has worked since 2005. He also serves as a Director of Archway Marketing Services, Grenax Broadcasting, Malibu Boats and Triton Media. Prior to joining Black Canyon, Mr. Barber served as Vice President at Credit Suisse First Boston in the investment banking division from 2001 to 2005. Prior to Credit Suisse First Boston, Mr. Barber was employed at JW Childs Associates, a private equity firm in Boston, and JUMP Investors, a venture capital firm based in Los Angeles. Mr. Barber began his career in the Los Angeles office of Donaldson, Lufkin & Jenrette’s Investment Banking Group. As a result of these and other professional experiences, Mr. Barber brings to the board, among other skills and qualifications, detailed knowledge of the financing markets, financing agreements and capital structure optimization based on 13 years of experience as an investment banker and investor. In addition, Mr. Barber is highly experienced in trend analysis and financial performance evaluation specifically as it relates to the restaurant industry based on his oversight of Black Canyon’s consumer related investing activities. Mr. Barber is also adept at evaluating and guiding business strategy based on his years of experience advising and investing in companies across a wide range of industries. Mr. Barber received his B.A. in Political Science from the University of California at Berkeley.

Edward P. Grace III has served as a member of our board of directors since December 2008. Mr. Grace also has served as a Director of Not Your Average Joe’s, Inc. since 2003, and is Chairman of the Executive Committee at Johnson & Wales University. Mr. Grace is President of Phelps Grace International Inc., a position he has held since January 1997. Mr. Grace is the founder and former CEO, President, and Chairman of The Capital Grille and Bugaboo Creek Steakhouse chains, which traded on NASDAQ. Mr. Grace also has served as former Vice Chairman of publicly traded RARE Hospitality International from 1997 to 1999 and as Chairman of publicly traded Homestyle Buffet Inc. Mr. Grace also served as a Director of Claim Jumper Restaurants, Inc. from October 2006 to December 2008 and as a Director of Boston Restaurant Associates, Inc. from April 2004 to December 2006. Mr. Grace has served as a Director of the National Restaurant Association in Washington, The National Restaurant Association’s Educational Foundation in Chicago, the National Cattlemen’s Beef Association, Boston Restaurant Associates and Longhorn Steaks, Inc. Mr. Grace brings over 40 years of restaurant industry experience to the Board, and among other skills and qualifications, his significant knowledge and understanding of the industry, specifically the steakhouse segment, and his experience serving as a Director and officer of a number of other publicly traded companies and associations in the restaurant industry. Mr. Grace graduated with a B.A. from the University of Vermont.

Michael K. Hooks has served as a member of our board of directors since December 2006. Mr. Hooks is the founder and Managing Director of Black Canyon Capital LLC, where he has worked since 2004. Mr. Hooks currently serves on the Board of Directors of Grenax Broadcasting, JDC Healthcare, Malibu Boats, Saunders & Associates, Switchcraft, and TASI Holdings, and has previously served on the Board of Pfeiffer Vacuum Technology. Prior to founding Black Canyon in 2004, Mr. Hooks was the Co-Head of the Los Angeles Investment Banking Department of Credit Suisse First Boston from 2000 to 2004. Prior to Credit Suisse, Mr. Hooks was a Managing Director in the Los Angeles office of Donaldson, Lufkin & Jenrette from 1990 to 2000. Mr. Hooks began his career in the Beverly Hills office of Drexel Burnham Lambert. As a result of these and other professional experiences, Mr. Hooks possesses particular knowledge and experience in finance and capital structure based on his more than 20 years of experience as an investment banker and an investor; strategic planning and leadership of complex organizations based on his management of Black Canyon’s investing activities and previous experience running an investment banking office at Credit Suisse; evaluating and hiring management talent; and implementing best board practices based on his current and previous board experiences. Mr. Hooks received his A.B. in Economics from Princeton University and his M.B.A. from the Wharton School at the University of Pennsylvania.

Michael P. O’Donnell has served as a member of our board of directors since June 2007. Mr. O’Donnell is currently President and CEO of Ruth’s Hospitality Group, a publicly traded restaurant group where he is responsible for the overall strategic and operational direction of the company. In addition to the board of Ruth’s Hospitality Group, Inc., Mr. O’Donnell is also a Director of Cosi, Inc. and Sbarro, Inc. Mr. O’Donnell has previously served as the Chief Executive Officer, President and Chairman of the Board of Champps Entertainment, Inc. from March 2005 to November 2007 and as Chief Executive Officer and Director of Sbarro, Inc. from September 2003 to March 2005. Prior to that, Mr. O’Donnell held the position of President and Chief Executive Officer of New Business at Outback Steakhouse, Inc. As a result of these and other professional experiences, Mr. O’Donnell brings to the board the knowledge, qualifications and leadership skills that come from 30 years of experience in the restaurant industry, including significant experience at the senior executive and board level in both the bar & grill and steakhouse segments. Mr. O’Donnell received his B.A. in English from Rollins College.

Jacob A. Organek has served as a member of our board of directors since September 2009. Mr. Organek is a Managing Director at Bruckmann, Rosser, Sherrill & Co., Management, L.P., where he has worked since 2003. Mr. Organek is also a Director of Il Fornaio (America) Corporation. Previously, he worked in the Investment Banking division of Lehman Brothers from 2000 to 2002. Mr. Organek has served in other private board capacities and has been involved in structuring and managing investments for over 10 years including several investments in the restaurant industry. As a result of these and other professional experiences, Mr. Organek possesses significant knowledge and experience in the restaurant industry as well as corporate finance, strategic planning and board practices. Mr. Organek received his B.B.A. from the University of Michigan.

Harold O. Rosser has served as a member of our board of directors since December 2006. Mr. Rosser is a Managing Director and founder of Bruckmann, Rosser, Sherrill and Co., Management, L.P., a New York based private equity firm where he has worked since 1995. From 1987 through 1995 Mr. Rosser was an officer at Citicorp Venture Capital. Prior to joining CVC, he spent 12 years with Citicorp/Citibank in various management and corporate finance positions. Mr. Rosser currently serves on the Board of Directors of Ruth’s Hospitality Group, Inc., Il Fornaio (America) Corporation, Bravo Brio Restaurant Group, Inc. and Wilson Farms, Inc. Mr. Rosser is also a member of the Boards of Trustees of the Culinary Institute of America and Wake Forest University. Mr. Rosser formerly served as a director of several private and public companies and has invested in and controlled more than 16 restaurant companies since 1989. As a result of these and other professional experiences, Mr. Rosser possesses in-depth knowledge and experience in the restaurant industry, corporate finance; strategic planning and leadership of complex organizations; and board practices of private and public companies and other entities that strengthen the board’s collective qualifications, skills and experience. Mr. Rosser earned his B.S. from Clarkson University and attended Management Development Programs at Carnegie-Mellon University and the Stanford University Business School.

Each of Messrs. Barber, Grace, Hooks, O’Donnell, Organek and Rosser was elected to our board of directors in accordance with the terms of our stockholders’ agreement.

Corporate Governance

Board Composition

Our board of directors currently consists of seven members, all of whom were elected as directors under the board composition provisions of our stockholders’ agreement. The stockholders’ agreement entitles BRS to nominate three members of our board, Black Canyon and Canyon Capital to each nominate one member of our board and jointly nominate one member of our board and provides that our Chief Executive Officer will be a member of the board. Messrs. O’Donnell, Organek and Rosser were nominated to our board by BRS. Mr. Hooks was nominated to our board by Black Canyon. Mr. Barber was nominated to our board by Canyon Capital and Mr. Grace was jointly nominated to our board by Black Canyon and Canyon Capital. The stockholders’ agreement will terminate upon the consummation of this offering.

Our amended and restated certificate of incorporation, which we will adopt prior to the completion of this offering, will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Any additional directorships resulting from an increase in the number of directors may be filled by the directors then in office. The term of office for each director will be until the earlier of the election and qualification of his or her successor, or his or her death, resignation or removal. Stockholders will elect directors each year at our annual meeting.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with each director serving a three-year term (except for the initial terms for the Class I and Class II directors as shown below), and one class of directors being elected at each year’s annual meeting of stockholders.          and          will serve as Class I directors with an initial term expiring in 2011.          and           will serve as Class II directors with an initial term expiring in 2012.          and           will serve as Class III directors with an initial term expiring in 2013. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Our board of directors has determined that Messrs.          ,          ,          , and          are “independent” as such term is defined by The NASDAQ Stock Market corporate governance standards and the federal securities laws.

Controlled Company

Upon completion of this offering, BRS, Black Canyon and Canyon Capital will, collectively, continue to control a majority of the voting power of our outstanding Class A common stock. As a result, we will be a “controlled company” under The NASDAQ Stock Market corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors”, as defined under the rules of The NASDAQ Stock Market;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of The NASDAQ Stock Market within the applicable time frame.

Board Committees

Upon completion of this offering, our board of directors will have a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the committees will report to the board of directors as they deem appropriate, and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our board may establish other committees as it deems appropriate to assist it with its responsibilities.

Audit Committee

Currently, Messrs. Barber and Organek are members of the Audit Committee. Following this offering, the Audit Committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related person transactions.

Upon completion of this offering, our Audit Committee will consist of          ,           and          . The SEC rules and The NASDAQ Stock Market rules require us to have one independent Audit Committee member upon the listing of our Class A common stock on The NASDAQ Global Select Market, a majority of independent directors within 90 days of the date of the completion of this offering and all independent Audit Committee members within one year of the date of the completion of this offering. Our board of directors has affirmatively determined that           and           meet the definition of

“independent directors” for purposes of serving on an Audit Committee under applicable SEC and The NASDAQ Stock Market rules, and we intend to comply with these independence requirements within the time periods specified. In addition,          will qualify as our “audit committee financial expert”, as such term is defined in Item 401(h) of Regulation S-K.

Our board of directors will adopt a written charter for the Audit Committee, which will be available on our corporate website at www.logansroadhouse.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation Committee

Currently, Messrs. Hooks and Rosser are members of our Compensation Committee. Following this offering, the Compensation Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

Upon completion of this offering, our Compensation Committee will consist of          ,           and          . Our board of directors has affirmatively determined that           and           meet the definition of “independent directors” for purposes of serving on a compensation committee under applicable NASDAQ Stock Market rules.

Our board of directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.logansroadhouse.com upon the completion of this offering. Our website is not part of this prospectus.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Upon completion of this offering, our Corporate Governance and Nominating Committee will consist of          ,          and          . Our board of directors has affirmatively determined that           and          meet the definition of “independent directors” for purposes of serving on a corporate governance and nominating committee under applicable The NASDAQ Stock Market rules.

Our board of directors will adopt a written charter for the Corporate Governance and Nominating Committee, which will be available on our corporate website at www.logansroadhouse.com upon the completion of this offering. Our website is not part of this prospectus.

Risk Oversight

Our board of directors is currently responsible for overseeing our risk management process. The board focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Following the completion of this offering, our board will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at www.logansroadhouse.com upon completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. Our website is not part of this prospectus.

Director Compensation

We currently compensate non-employee members of our board of directors who are not affiliated with BRS, Black Canyon or Canyon Capital through a combination of cash and equity-based compensation. Members of our board of directors who are also our employees or who are affiliated with BRS, Black Canyon or Canyon Capital do not receive cash or equity compensation for service on our board of directors. Upon election to our board of directors, each non-employee member of our board of directors who is not affiliated with BRS, Black Canyon or Canyon Capital is granted an option to purchase shares of our Class A common stock. Historically, the number of shares of our Class A common stock subject to the stock option granted to a new non-employee director has not been determined using a formula. Instead, the number of shares underlying the initial option grant varies depending on the board of directors’ assessment of the new director’s experience and the value of our Class A common stock at the time of the director’s commencement of service. The initial option grant will vest in equal annual installments over five years from the date of grant. In addition, each of our non-employee directors who are not affiliated with BRS, Black Canyon or Canyon Capital receives an annual retainer fee of $25,000. Each member of our board of directors is also entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

On December 6, 2008, our board of directors granted options to purchase 1,765 shares of our Class A common stock to Mr. Grace with a per share exercise price of $10.00. The performance-based stock options were granted under our 2007 Plan and have a 10-year term. The options vest at a rate of 20% per year over five years, subject to his continued service as a member of our board of directors. The performance-based stock options do not become exercisable unless and until each of BRS, Black Canyon and Canyon Capital (i) receive net proceeds equal to or in excess of a specified multiple of its internal investment and (ii) achieve a stipulated internal rate of return, or IRR, on its initial investment in connection with an approved sale or qualified public offering. See “—Elements of compensation – Long-Term Equity-Based Compensation”.

The following table sets forth information for fiscal year 2009 regarding the compensation awarded to, earned by or paid to, our directors.

	Fees Earned or	Option
	Paid in Cash	Awards	Total
Name	($)	($)(1)	($)

Thomas D. Barber	$—	$—	$—
Edward P. Grace III(1)	18,750	7,148	25,898
Michael K. Hooks	—	—	—
Michael P. O’Donnell	25,000	—	25,000
Jacob A. Organek	—	—	—
Harold O. Rosser	—	—	—
Richard R. Leonard	—	—	—

(1)	Mr. Grace received a pro rata portion of the annual retainer fee upon his election to our board of directors effective December 2008.

(2)	Amount reflects the aggregate grant date fair value of options granted during fiscal year 2009 computed in accordance with applicable accounting guidance. The valuation assumptions used in determining such amounts are described in Note 18 to our consolidated financial statements included elsewhere in this prospectus. At August 2, 2009, Messrs. Grace and O’Donnell each had 1,765 stock options outstanding with an exercise price of $10.00 per share.

We are currently in the process of determining the compensation packages of the directors who will comprise our board of directors following consummation of this offering. Because this is an ongoing process, it is not currently possible to include meaningful disclosure on this subject. Accordingly, we have not included a section discussing the details of our anticipated director compensation program. As the process progresses, we will include the relevant disclosure in subsequent amendments to the registration statement, of which this prospectus forms a part. We anticipate that only those directors who are not affiliated with BRS, Black Canyon or Canyon Capital and are considered independent directors under the rules of The NASDAQ Stock Market will receive compensation from us for their service on our board of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our “named executive officers”, who consist of our principal executive officer, principal financial officer and our three other most highly compensated executive officers. For fiscal year 2009, our named executive officers, were:

•	G. Thomas Vogel, President and Chief Executive Officer;

•	Amy L. Bertauski, Chief Financial Officer;

•	Robert R. Effner, Senior Vice President of Development and Operations Innovation;

•	Stephen R. Anderson, Senior Vice President of Marketing, Food & Beverage; and

•	Lynne D. Wildman, Vice President of Purchasing.

The role of our compensation committee is to assist our board of directors in the discharge of its responsibilities relating to our executive compensation program. Our compensation committee is responsible for establishing and administering our policies governing the compensation for our executive officers, including determining base salaries, cash bonuses and equity incentive compensation. Our compensation committee also considers the recommendations of our President and Chief Executive Officer when determining the appropriate levels of compensation for each of our executive officers, including our named executive officers. However, our President and Chief Executive Officer does not make recommendations on his own compensation. The members of our compensation committee are Messrs. Hooks and Rosser.

We expect that, upon completion of this offering, our compensation committee will undertake a substantial review of our existing compensation programs, objectives and philosophy and determine whether such programs, objectives, and philosophy are appropriate for a public company. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. For example, over time we may reduce our reliance upon subjective determinations made by our President and Chief Executive Officer, and compensation committee and/or board of directors in favor of a more empirically-based approach that may involve benchmarking against peer companies. Accordingly, the compensation paid to our named executive officers for fiscal year 2009 is not necessarily indicative of how we will compensate our named executive officers after this offering. We also expect that, after completion of this offering, our compensation committee will consist of          ,          and          .

Compensation Philosophy and Objectives

We have designed our executive compensation program to help attract talented individuals to manage and operate all aspects of our business, to reward those individuals based on corporate results, and to retain those individuals who continue to meet our expectations. We also intend for our executive compensation program to make us competitive within the restaurant and foodservice industry, where there is significant competition for talented leaders who possess the skills and experience to build and deliver on long-term value creation. We believe that the compensation of our executive officers should incentivize them to focus on the achievement of both short- and long-term business objectives and strategies. In that regard, we have strived to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity-based awards and fixed versus contingent payments and awards in ways that we believe are most appropriate to motivate our executive officers. Our executive compensation program is designed to:

•	attract and retain talented and experienced executives in our industry;

•	reward executives whose knowledge, skills and performance are critical to our success;

•	align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•	motivate the executive management team by recognizing the contributions each executive makes to our success;

•	foster a shared commitment among executives by aligning their individual objectives with the interests of the executive management team and our company; and

•	compensate our executives in a manner that incentivizes them to manage our business to meet our long-range objectives.

A significant portion of the compensation of our named executive officers has historically consisted of cash incentive compensation and equity-based compensation contingent upon the achievement of financial and operational performance metrics. These two elements of executive compensation are aligned with the interests of our stockholders because the amount of compensation ultimately received will vary with our financial performance. Equity-based compensation derives its value from our equity value, which is likely to fluctuate based on our financial performance. Payment of cash incentives is dependent on our achievement of pre-determined financial objectives.

We seek to apply a consistent philosophy to compensation for all executive officers. The compensation components described below simultaneously fulfill one or more of the above principles and objectives.

Competitive Analysis

For fiscal year 2009, the head of our human resources department compiled executive compensation data from the Chain Restaurant Compensation Association Compensation Survey to assist with the assessment of our compensation programs. This survey included data from approximately 125 restaurant concepts. The compensation committee and/or board of directors reviewed the data compiled by our human resources department from this survey regarding executive compensation paid by companies against which we believe we compete for executive talent to gain a general understanding of current compensation practices.

The compensation of each of the named executive officers was compared to competitive market ranges derived from the compensation programs of companies participating in the surveys for executives with comparable positions and job responsibilities. The compensation components reviewed for each position were base salary, annual cash bonus and long-term incentives, both individually and in the aggregate. Although the survey data was used as an important measure for assessing competitive levels of compensation for our named executive officers, we did not benchmark the compensation of our named executive officers against the companies participating in the survey. Rather, the survey data was used as a guide to gain a general understanding of current compensation practices. The compensation committee and/or board of directors exercised their discretion in setting both the individual compensation components and the total pay of each of our named executive officers at levels that were commensurate with their specific positions and job responsibilities, taking into account the need to retain and motivate our named executive officers to achieve superior levels of performance.

Compensation Decision-Making Process

Prior to this offering, we were a privately-held company with a relatively small number of stockholders, including our principal stockholders, BRS, Black Canyon and Canyon Capital. As a result, we have not been subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of the various board committees. In March 2007, our board of directors formed a compensation committee.

Compensation of our named executive officers has historically been highly individualized, resulting from independent negotiations between us and such individuals and based on a variety of informal factors considered at the time of the applicable compensation decisions, including our financial condition and available resources, the need for a particular position to be filled, the length of service of the named executive officer and comparisons to the compensation levels of our other executives. We entered into an employment agreement with our President and Chief Executive Officer in December 2006, which sets forth many of the terms of his compensation. We do not currently have employment agreements with any other named executive officer.

In addition, we informally consider the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development operating in the restaurant and foodservice industry. This informal consideration was based on the general knowledge possessed by our President and Chief Executive Officer regarding the compensation provided to certain executive officers of other companies in our industry through informal discussions with recruiting firms, general research and survey data and informal benchmarking against his personal knowledge of the competitive market. Historically, our President and Chief Executive Officer and our compensation committee, and, in the case of our President and Chief Executive Officer, our board of directors, has typically reviewed the performance of each of our named executive officers on an annual basis, though we do not set a predetermined time for such review. Our President and Chief Executive Officer, based on his experience and the performance reviews of our executives, recommends compensation levels for our named executive officers, other than himself, to our compensation committee for approval. Our compensation committee, based in part on the President and Chief Executive Officer’s recommendations, then presents compensation levels to the board of directors for approval.

We anticipate that our compensation committee will more formally benchmark executive compensation against a peer group of comparable companies in the future. We also anticipate that our compensation committee may make adjustments in executive compensation levels in the future as a result of this more formal benchmarking process.

We have not retained a compensation consultant to assist in determining or recommending the amount or form of executive compensation, although the compensation committee may elect in the future to retain a compensation consultant if it determines that doing so would assist it in implementing and maintaining compensation plans.

Elements of Compensation

Our current executive compensation program, which was set by our board of directors, in consultation with our compensation committee and our President and Chief Executive Officer, consists of the following components:

•	base salary;

•	annual cash incentive awards linked to corporate performance;

•	periodic grants of long-term equity-based compensation, such as performance-based stock options;

•	other executive benefits;

•	retirement benefits; and

•	employment agreements, which contain termination and change of control benefits.

Executive compensation includes both fixed components (base salary and benefits) and variable components (annual bonus/incentive and performance-based stock option grants). Each component is linked to one or more of the strategic objectives listed above. The fixed components of compensation are designed to be competitive in order to induce talented executives to join our company. Revisions to the fixed components of compensation occur infrequently aside from our annual salary review, which generally results in salary increases that range from 5% to 10%. Salary increases are, in part, designed to reward executives for their management activities during the year and to maintain their level of income with respect to cost of living increases.

The variable compensation related to the annual bonus program is tied to the achievement of our annual financial objectives and is designed so that above average performance is rewarded with above average rewards. Target bonus levels, as a percentage of base salary, are set once the executive is hired and generally relate to his or her scope of responsibility, with revisions typically occurring upon promotions or substantial increases to the executive’s scope of responsibility. Although target bonus levels, as a percentage of base salary, generally do not change, the opportunity to earn bonus payments above the target amount for any one year does exist for an executive based upon our overall financial performance. Our bonus policy is designed to align each executive’s annual objectives for their respective area of responsibility with the financial goals of the entire business as set by our board of directors.

The other material element to variable compensation is performance-based stock option grants awarded pursuant to the 2007 Plan. Our board of directors and/or compensation committee has not typically made annual grants of stock options. The grants awarded under the 2007 Plan have had no public market and no opportunity for liquidity, making them inherently long-term compensation. The awards have been used to motivate executives and employees to individually and collectively build long-term stockholder value that might in the future create a liquid market opportunity.

Base Salary

A primary component of compensation of our executive officers has historically been base salary. Base salary is designed to provide our executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance. The base salary established for each of our executive officers is intended to reflect each individual’s responsibilities, the skills and experience required for the job, their individual performance, our business performance, labor market conditions and competitive market salary levels. The compensation committee and/or board of directors determine market level compensation for base salaries based on our executives’ experience in the industry with reference to the base salaries of similarly situated executives in other companies of similar size and stage of development operating in the restaurant and foodservice industry. This determination is informal and based primarily on the general knowledge of members of our compensation committee, based upon input from our President and Chief Executive Officer, and/or board of directors of the compensation practices within our industry and any relevant informal competitive market data made available to them during the preceding year, through informal discussions with recruiting firms, research and informal benchmarking against their personal knowledge of the competitive market.

Base salaries are reviewed each fiscal year by our compensation committee and our President and Chief Executive Officer, and salary increases typically take effect at the beginning of each fiscal year, unless business circumstances require otherwise. In past years, our compensation committee and/or board of directors reviewed the performance of all executive officers, and based on this review and any relevant informal competitive market data made available to them during the preceding year, through informal discussions with recruiting firms, research and informal benchmarking against our compensation committee’s and/or board of directors’ personal knowledge of the competitive market, set the salary level for each executive officer for the coming year.

Mr. Vogel’s employment agreement sets forth his initial annual salary of $400,000 in 2006 and provides for salary increases from time to time at the sole discretion of our board of directors. As part of our annual review process, in July 2008, our board of directors determined to increase Mr. Vogel’s base salary, effective July 2008, to $462,000 for fiscal year 2009 from $420,000 based upon his leadership during the prior fiscal year, which drove continued sales that outperformed industry peers, growth in new restaurants and improved customer satisfaction.

As part of our annual review process, in July 2008, our President and Chief Executive Officer recommended and our compensation committee approved annual merit salary increases for each of our named executive officers, except our President and Chief Executive Officer, which was approved by our board of directors. These merit increases for our named executive officers for fiscal year 2009 ranged from 5% to 10% and took into account accomplishments of each individual; for example, Ms. Bertauski’s contributions to financial management and controls; Mr. Effner’s management of our new restaurant growth and training developing programs; Mr. Anderson’s contributions to menu development and marketing initiatives; and Ms. Wildman’s contributions to supply chain management and efficiencies. Ms. Bertauski’s salary increased from $215,000 to $236,500; Mr. Effner’s salary increased from $205,000 to $225,500; Mr. Anderson’s salary increased from $185,000 to $194,250; and Ms. Wildman’s salary increased from $190,000 to $199,500.

In light of the uncertain and challenging macroeconomic environment in early 2009, our President and Chief Executive Officer decided as part of the annual review process in July 2009 not to recommend merit increases to the base salaries of our named executive officers and other salaried employees for fiscal year 2010 until economic conditions clarified.

Cash Bonus

Our compensation committee and/or board of directors have authority to award annual cash bonuses to our executive officers. The annual cash bonuses are intended to offer incentive compensation by rewarding the achievement of corporate objectives linked to our overall financial results. We believe that establishing cash bonus opportunities helps us attract and retain qualified and highly skilled executives. These annual bonuses are intended to reward executive officers who have a positive impact on corporate results.

On an annual basis, or at the commencement of an executive officer’s employment with us, the compensation committee and/or board of directors typically set a target level of bonus compensation that is structured as a percentage of such executive officer’s annual base salary. An executive officer’s target level of bonus is set between 0% to 100% of his or her base salary. For fiscal year 2009, Mr. Vogel’s target bonus amount was set in accordance with his employment agreement at 100% of base salary. For fiscal year 2009, Ms. Bertauski and Messrs. Effner and Anderson’s target bonus amount was each set by the compensation committee at 60% of base salary based upon each executive’s scope of responsibility and impact upon our financial performance. For fiscal year 2009, Ms. Wildman’s target bonus amount was set by the compensation committee at 45% of base salary based upon her scope of responsibility and impact upon our financial performance.

The actual bonuses awarded in any year, if any, may be more or less than the target bonus amount, depending on the achievement of corporate objectives, as discussed below. In addition, the compensation committee and/or board of directors may adjust bonuses up or down due to extraordinary or nonrecurring events, such as significant financings, equity offerings or acquisitions, as well as unforeseen economic conditions.

Each year we establish our corporate financial performance objective and target amounts with reference to achieving pre-set levels of desired financial performance, and with consideration given to our annual and long-term financial plan, as well as to macroeconomic conditions. For fiscal year 2009, the annual cash bonus was linked to achievement of Adjusted EBITDA (as defined in footnote 2 to the table in the Prospectus Summary — Summary Historical Consolidated Financial and Operating Data section), within a range of $53.0 million to $57.0 million. We believe this corporate performance objective reflected our overall company goals for fiscal year 2009, which balanced the achievement of revenue growth and improving our operating efficiency. The compensation committee and/or board of directors believe that this definition of Adjusted EBITDA provides a meaningful understanding of our core operating performance. For fiscal year 2009, our actual Adjusted EBITDA was $65.1 million.

The corporate performance objective is based upon the achievement of Adjusted EBITDA targets that are set at a threshold amount and a target amount for the fiscal year by the compensation committee and/or board of directors. No maximum amount is set. As in prior years, the threshold target amount was set at an amount equal to the prior year actual Adjusted EBITDA. The following table sets forth the Adjusted EBITDA targets for the fiscal year 2009.

Fiscal Year 2009
Level of Payout	Adjusted EBITDA Targets

Threshold	$53.0 million
Target	$57.0 million

No annual cash incentive would be payable to our named executive officers unless the threshold amount is exceeded. Upon achievement of performance between threshold and target amounts, bonus amounts will be based upon straight-line interpolation. Upon achievement of performance in excess of the target amount, 25% of the amount that actual Adjusted EBITDA exceeds the target amount funds a bonus pool that is allocated to certain executive officers, including our named executive officers. We refer to this amount as the “Additional Bonus Pool”. The Additional Bonus Pool is allocated to each executive officer based upon the amount, as a percentage, such executive officer received in relation to the total bonus amount paid to all executive officers for achieving the target amount, excluding any amounts paid from the Additional Bonus Pool. Accordingly, in fiscal year 2009, each named executive officer received approximately 160% of his or her target bonus as a cash incentive award.

Based upon our achievement of Adjusted EBITDA above the target amount, each of our named executive officers received their respective target bonus amount plus their respective portion of the Additional Bonus Pool. For fiscal year 2009, the Additional Bonus Pool was approximately $2.0 million. The total amounts awarded to our named executive officers as a cash bonus for fiscal year 2009 are set forth below.

	Target Bonus	Additional Bonus	Total Bonus
	Amount	Pool Amount	Amount
Name	($)	($)	($)

G. Thomas Vogel	462,000	739,855	1,201,855
Amy L. Bertauski	141,900	227,241	369,141
Robert R. Effner	135,300	216,672	351,972
Stephen R. Anderson	116,550	186,645	303,195
Lynne D. Wildman	89,775	143,767	233,542

We have not adopted a policy regarding the recovery of awards or payments in the event the performance measures upon which the awards or payments are based are restated or otherwise adjusted in a manner that would have reduced the size of the awards or payments.

Long-Term Equity-Based Compensation

The compensation committee and/or board of directors believe that equity-based compensation is an important component of our executive compensation program and that providing a significant portion of our executive officers’ total compensation package in equity-based compensation aligns the incentives of our executives with the interests of our stockholders and with our long-term corporate success. Additionally, the compensation committee and/or board of directors believe that equity-based compensation awards enable us to attract, motivate, retain and adequately compensate executive talent. To that end, we have awarded equity-based compensation in the form of stock options with performance-based goals required to be met before the options may be exercised. The compensation committee and/or board of directors believe stock options provide executives with a significant long-term interest in our success by motivating our named executive officers to achieve our long-term goals and by rewarding the creation of stockholder value over time. We have allocated approximately 15.0% of our outstanding Class A common stock on a fully-diluted basis for option grants.

Generally, each executive officer is provided with a stock option grant when they join our company based upon his or her position with us and his or her relevant prior experience. These inducement grants generally vest ratably over the course of five years to encourage executive longevity and to compensate our executive officers for their contribution to our success over a period of time. In addition to stock options granted upon commencement of employment with us, our compensation committee may grant additional stock options to retain our executives and to recognize the achievement of corporate and individual goals and/or strong individual performance.

Stock options are granted with an exercise price equal to or greater than the fair market value of our stock on the applicable date of grant. To date, because there has not been a public market for our shares, fair market value has been determined based on the good-faith determination of our board of directors. Upon completion of this offering, we expect to determine fair market value for purposes of stock option pricing based on the closing price of our Class A common stock on The NASDAQ Global Select Market on the date of grant.

In general, stock option grants to our executive officers are determined at the discretion of the compensation committee and/or board of directors in consultation with our President and Chief Executive Officer. In addition, the compensation committee and/or board of directors also consider the executive officer’s current position with our company, the size of his or her total compensation package and the amount of existing vested and unvested stock options, if any, then held by the executive officer. No formal benchmarking efforts are made by the compensation committee and/or board of directors with respect to the size of option grants made to executive officers and, in general, the determination process is very informal. Historically, the compensation committee and/or board of directors has made all stock option grant decisions with respect to our executive officers, and we anticipate that, upon completion of this offering, our compensation committee will, subject to approval by our board of directors as deemed necessary by the compensation committee, determine the size and terms and conditions of option grants to our executive officers in accordance with the terms of the applicable plan and will approve them on an individual basis.

We typically provide our named executive officers with performance-based stock options that vest ratably over a five-year period from the date of grant, subject to continued employment on the vesting date. A greater number of stock options are granted to our more senior executives who have more strategic responsibilities and a more direct impact on corporate results. The performance-based stock options generally do not have any value to the recipient or become exercisable unless and until each of BRS, Black Canyon and Canyon Capital, our principal stockholders, (i) receive net proceeds equal to or in excess of a specified multiple of its internal investment and (ii) achieve a stipulated internal rate of return, or IRR, on its initial investment in connection with an approved sale or qualified public offering. Pursuant to each option grant, 33.3% of the options become exercisable if the net proceeds multiple is equal to or greater than 2 and the IRR target equals or exceeds 15%; 66.6% of the options become exercisable if the net proceeds multiple is equal to or greater than 2 and the IRR target equals or exceeds 25%; 100% of the options become exercisable if the net proceeds multiple is equal to or greater than 3 and the IRR target equals or exceeds 35%. In connection with this offering, the portion of the vested options that do not become exercisable based upon the above net proceeds multiple and IRR targets will remain outstanding in accordance with terms of the applicable option grant.

In connection with this offering, the portion of the vested options that do become exercisable based upon the above net proceeds multiple and IRR targets shall become immediately exercisable upon the completion of this offering, subject only to any lock-up restrictions as described in “Shares Available For Future Sale — Lock-Up Agreements”. We do not intend to make any additional equity grants in connection with the completion of this offering.

In December 2008, our compensation committee granted performance-based stock options under our 2007 Plan to certain executive officers and employees, as set forth in the table below for the named executive officers. Our President and Chief Executive Officer recommended the size of the grant to each recipient in connection with the realignment and increased level of responsibilities assigned to certain employees, including our named executive officers, during the fiscal year, as well as their respective level of impact on our overall financial performance. During informal discussions with our compensation committee our President and Chief Executive Officer proposed that he be excluded from the grant in light of his existing stock options. Each stock option has a 10-year term, vests ratably over five years and is subject to the performance conditions described above before the option becomes exercisable. The per share exercise price for each of these options was $10.00.

Number of
Name	Stock Options

G. Thomas Vogel	—
Amy L. Bertauski	2,059
Robert R. Effner	2,941
Stephen R. Anderson	1,000
Lynne D. Wildman	1,000

2010 Omnibus Incentive Plan

Effective upon the completion of this offering, we will implement the LRI Holdings, Inc. 2010 Omnibus Incentive Plan, or 2010 Plan. For more information relating to our 2010 Plan, see “— LRI Holdings, Inc. 2010 Omnibus Incentive Plan”.

Our 2010 Plan will allow for the grant of other forms of equity incentives in addition to stock options, such as grants of restricted stock, restricted stock units and stock appreciation rights. In the future, our compensation committee may consider awarding such additional or alternative forms of awards to our executive officers, although no decision to use such other forms of award has yet been made.

Benefits

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance;

•	short-term and long-term disability; and

•	a 401(k) plan with matching contributions.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Retirement Benefits and Nonqualified Deferred Compensation

We maintain the Logan’s Roadhouse, Inc. Non-Qualified Savings Plan, which we refer to as the “Savings Plan”, which is intended to be an unfunded nonqualified deferred compensation plan maintained for a select group of management or highly compensated employees not subject to Parts 2, 3 and 4 of the Employee Retirement Income Security Act of 1974, as amended, which we refer to as ERISA. The Savings Plan allows eligible employees, including our named executive officers, to defer receipt of a portion of their base compensation (currently between 1% and 50%) and/or all or a portion of their bonus for a calendar year until termination of employment or upon the occurrence of other specific events. We currently match 25% of the first 3% of the eligible employee’s base compensation contributed to the Savings Plan. The Savings Plan also allows us to match a percentage, as determined by us, of the participant’s bonus that is contributed to the Savings Plan. We did not elect to match a participant’s bonus that was contributed for fiscal year 2009. The participants elect among certain designated deemed investments. A bookkeeping account has been established to record each participant’s deferrals and any contributions by us, and such accounts are credited with the amount of gain or loss that such account earned or lost based on the investment alternatives chosen by the participant and any withdrawals or distributions. The Savings Plan is unfunded, but we have established a grantor trust to hold assets to assist us in paying the benefits. See “— Nonqualified Deferred Compensation Table”.

Employment Agreements and Severance and Change of Control Benefits

We have entered into an employment agreement that contains severance benefits and change of control provisions with Mr. Vogel, our President and Chief Executive Officer, the terms of which are described under the headings “— Potential Payments Upon Termination or Change of Control”. We believe these severance and change in control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals. In addition, we intend to enter into an employment agreement with certain other executive officers.

Section 162(m) Compliance

Section 162(m) of the Internal Revenue Code limits us to a deduction for federal income tax purposes of no more than $1.0 million of compensation paid to certain executive officers in a taxable year. Compensation above $1.0 million may be deducted if it is “performance-based compensation” within the meaning of the Internal Revenue Code.

Our board of directors has determined that stock options granted under our 2007 Plan have been granted with an exercise price at least equal to the fair market value of our Class A common stock on the date of grant and are treated as “performance-based compensation”. Our board of directors believes that we should be able to continue to manage our executive compensation program for our named executive officers so as to preserve the related federal income tax deductions, although individual exceptions may occur.

2009 Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended August 2, 2009 earned by, awarded to or paid to our named executive officers.

				Non-Equity
			Option	Incentive Plan	All Other
		Salary	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)(3)	($)

G. Thomas Vogel	2009	462,000	—	1,201,855	5,707	1,669,562
President and Chief Executive Officer
Amy L. Bertauski	2009	236,500	8,338	369,141	2,248	616,227
Chief Financial Officer
Robert R. Effner	2009	225,500	11,912	351,972	461	589,845
Senior Vice President of Development and Operations Innovation
Stephen R. Anderson	2009	194,250	4,050	303,195	2,479	503,974
Senior Vice President of Marketing, Food & Beverage
Lynne D. Wildman	2009	199,500	4,050	233,542	1,893	438,985
Vice President of Purchasing

(1)	The amounts set forth in the “Option Awards” columns reflect the aggregate grant date fair value calculated in accordance with applicable accounting guidance. See Note 18 of our consolidated financial statements for additional information, including valuation assumptions used in calculating the fair value of the award. These amounts may not correspond to the actual value eventually realized by each named executive officer because the value depends on the extent to which performance conditions are ultimately met and the market value of our Class A common stock in future periods. The grant date fair value for the performance-based stock option grants reported in the “Option Awards” column above were calculated based on the probable outcome of such performance conditions.

(2)	Represents amounts earned for fiscal year 2009 under our annual cash incentive program. The material terms of these annual incentive awards are described in this section under “Compensation Discussion and Analysis — Elements of Compensation — Cash Bonus”.

(3)	The amounts included in that column include the following:

		Non-
		Qualified
	401(k)	Savings	Term Life	Disability
	Match(a)	Plan(a)	Insurance	Insurance(b)
Name	($)	($)	($)	($)

G. Thomas Vogel	—	—	1,082	4,625
Amy L. Bertauski	536	1,228	484	—
Robert R. Effner	—	—	461	—
Stephen R. Anderson	—	1,870	609	—
Lynne D. Wildman	—	1,493	400	—

(a)	Reflects amounts of our contributions to the 401(k) profit-sharing plan and our allocations to the non-qualified savings plan for eligible employees.

(b)	Represents premiums paid by us for applicable insurance policies.

2009 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the fiscal year ended August 2, 2009 with respect to our named executive officers.

		Estimated Future Payouts Under			Estimated Future Payouts			Exercise or	Grant Date
		Non-Equity Incentive Plan			Under Equity Incentive Plan			Base Price	Fair Value
		Awards(1)			Awards(2)			of Option	of Stock
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Awards	and Option
Name	Date	($)	($)	($)	(#)	(#)	(#)	($/sh)(3)	Awards(4)

G. Thomas Vogel		—	462,000	—	—	—	—	—	—
Amy L. Bertauski		—	141,900	—
	12/06/08				—	2,059	—	10.00	8,338
Robert R. Effner		—	135,300	—
	12/06/08				—	2,941	—	10.00	11,912
Stephen R. Anderson		—	116,550	—
	12/06/08				—	1,000	—	10.00	4,050
Lynne D. Wildman		—	89,775	—
	12/06/08				—	1,000	—	10.00	4,050

(1)	These amounts reflect the target cash bonus amounts under our fiscal year 2009 annual cash incentive program. The target cash bonus amount for Mr. Vogel represented 100% base salary, and the target cash bonus amounts for each of Ms. Bertauski, Messrs. Effner and Anderson represented 60% of base salary and the target cash bonus amount for Ms. Wildman represented 45% of base salary. There are no maximum cash incentive amounts under our fiscal year 2009 annual cash incentive program. The amounts actually paid to our named executive officers under the fiscal year 2009 annual cash incentive program are shown above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation”.

(2)	Each performance-based stock option was granted under our 2007 Plan and has a 10-year term. Options vest ratably at a rate of 20% per year over five years, subject to continued employment with us. The performance-based stock options generally do not have any value to the recipient or become exercisable unless and until each of BRS, Black Canyon and Canyon Capital (i) receive net proceeds equal to or in excess of a specified multiple of its internal investment and (ii) achieve a stipulated internal rate of return, or IRR, on its initial investment in connection with an approved sale or qualified public offering. See “— Elements of Compensation — Long-Term Equity-Based Compensation”.

(3)	For a discussion of our methodology for determining the fair value of our Class A common stock, see Note 18 to our consolidated financial statements.

(4)	Represents the fair value of stock options grants in fiscal year 2009, calculated in accordance with applicable accounting guidance. See Note 18 of our consolidated financial statements for additional information, including valuation assumptions used in calculating the fair value of the award. With respect to performance-based awards, this amount is based upon the probable outcome of the performance conditions for such awards as of their respective grant date.

Outstanding Equity Awards at Fiscal Year End 2009

The following table sets forth certain information with respect to outstanding equity awards of our named executive officers as of August 2, 2009.

	Option Awards
		Equity Incentive
		Plan Awards:
		Number of
		Securities
		Underlying
		Unexercised	Option	Option
		Unearned	Exercise	Expiration
Name	Grant Date	Options (#)(1)	Price ($)	Date

G. Thomas Vogel	07/01/07	41,176	10.00	07/01/17
Amy L. Bertauski	07/01/07	13,529	10.00	07/01/17
	12/06/08	2,059	10.00	12/06/18
Robert R. Effner	07/01/07	8,824	10.00	07/01/17
	12/06/08	2,941	10.00	12/06/18
Stephen R. Anderson	07/01/07	8,824	10.00	07/01/17
	12/06/08	1,000	10.00	12/06/18
Lynne D. Wildman	07/01/07	8,824	10.00	07/01/17
	12/06/08	1,000	10.00	12/06/18

(1)	Options vest ratably at a rate of 20% per year over five years, subject to continued employment with us. The performance-based stock options generally do not have any value to the recipient or become exercisable unless and until each of BRS, Black Canyon and Canyon Capital (i) receive net proceeds equal to or in excess of a specified multiple of its internal investment and (ii) achieve a stipulated internal rate of return, or IRR, on its initial investment in connection with an approved sale or qualified public offering. See “— Elements of Compensation — Long-Term Equity-Based Compensation”.

Options Exercised and Stock Vested

None of our named executive officers exercised their outstanding stock options during fiscal year 2009. None of our named executive officers held any stock awards.

Pension Benefits

Our named executive officers did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

The following table sets forth certain information with respect to non-qualified deferred compensation for the year ended August 2, 2009 with respect to our named executive officers.

			Aggregate		Aggregate
	Executive	Company	Earnings in	Aggregate	Balance at
	Contributions in	Contributions in	Last Fiscal	Withdrawals/	Last Fiscal
	Last Fiscal Year	Last Fiscal Year	Year	Distributions	Year End
Name	($)(1)	($)(2)	($)(3)	($)	($)

G. Thomas Vogel	—	—	—	—	—
Amy L. Bertauski	4,912	1,228	(1,409)	—	52,147
Robert R. Effner	—	—	(1,112)	—	49,333
Stephen R. Anderson	7,482	1,870	(5,127)	—	51,529
Lynne D. Wildman	19,913	1,493	(452)	—	85,129

(1)	Amounts in this column are included in the “Salary” and/or “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table.

(2)	This amount represents our allocation in fiscal year 2009 under the Savings Plan. Amounts in this column are included in the “All Other Compensation” column in the Summary Compensation Table. See “Elements of Compensation — Retirement Benefits and Nonqualified Deferred Compensation” for a description of the Savings Plan.

(3)	The aggregate earnings represent the market value change of the Savings Plan during fiscal year 2009. None of the earnings are included in the Summary Compensation Table above.

Employment Agreements

We are party to an employment agreement with Mr. Vogel, our President and Chief Executive Officer. Under the terms of his agreement, effective December 15, 2006, Mr. Vogel is entitled to an annual base salary, subject to annual review by our board of directors for potential increase. Currently, Mr. Vogel’s annual base salary under this agreement is $462,000. In addition, Mr. Vogel’s employment agreement provides that his target bonus is equal to 100% of his base salary. The term of Mr. Vogel’s employment agreement continues until termination by us for cause or without cause, upon his death or disability or upon Mr. Vogel’s election for good reason or no reason.

If we terminate Mr. Vogel’s employment without cause or Mr. Vogel terminates his employment for good reason, Mr. Vogel is entitled to receive severance equal to (i) his base salary earned through the date of termination, (ii) a pro rata portion of his annual cash incentive bonus compensation through the date of termination, (iii) any accrued expenses and vacation, (iv) any previously deferred compensation, (v) an amount equal to 150% of his base salary in effect as of the date of termination payable over 18 months or in lump sum and (vi) participation in the life, medical and disability insurance programs in effect for a period of 18 months from the date of termination. Mr. Vogel’s receipt of severance is contingent upon execution of a general release of any and all claims arising out of or related to his employment with us and the termination of his employment.

If Mr. Vogel terminates his employment without good reason, Mr. Vogel is entitled to receive severance equal to (i) his base salary earned through the date of termination, (ii) a pro rata portion of his annual cash incentive bonus compensation through the date of termination, (iii) any accrued expenses and vacation and (iv) any previously deferred compensation. Mr. Vogel’s receipt of severance is contingent upon execution of a general release of any and all claims arising out of or related to his employment with us and the termination of his employment.

If we terminate Mr. Vogel’s employment for cause, Mr. Vogel is only entitled to receive his base salary and benefits earned through the date of termination.

If Mr. Vogel’s employment is terminated upon his death or disability, Mr. Vogel is entitled to receive severance equal to (i) his base salary earned through the date of termination, (ii) a pro rata portion of his annual cash incentive bonus compensation through the date of termination, (iii) any accrued expenses and vacation, (iv) any previously deferred compensation and (v) any applicable death or disability benefits, for a period of 18 months in the case of disability benefits, pursuant to Company plans, programs or policies on the date of his death or disability. All unvested and vested but unexercisable options will be forfeited and all vested and exercisable options will remain outstanding until exercised, forfeited, repurchased by us, BRS, Black Canyon or Canyon Capital or their expiration, as applicable.

Mr. Vogel has also agreed to customary restrictions with respect to the use of our confidential information, and has agreed that all intellectual property developed or conceived by him while he is employed by us that relates to our business is our property. During the term of Mr. Vogel’s employment with us and during the 18 month period immediately thereafter, Mr. Vogel has agreed not to solicit or hire any of our employees or to violate any confidentiality, non-competition, employment or other agreement with us or any policy of the Company. Pursuant to his employment agreement, Mr. Vogel may not compete with us during the term of his respective employment for 18 months following his date of termination. During any period in which Mr. Vogel has breached the above restrictions, we have no obligations to pay Mr. Vogel any severance described above.

Under his employment agreement, “cause” means: (i) any act by executive involving fraud against the Company or in the conduct of executive’s duties; (ii) attendance at work in a state of intoxication or being found in possession at his place of work of any prohibited drug or substance, possession of which would amount to a criminal offense or other repeated conduct causing the Company substantial public disgrace or disrepute or substantial economic harm; (iii) executive’s personal dishonesty or willful misconduct in connection with his duties to the Company; (iv) breach by executive of his fiduciary duty to the Company; (v) commission by executive of a felony or crime involving moral turpitude or other act; (vi) material breach by the executive of any provision of his employment agreement or of any Company policy adopted by the board of directors which has not been cured within 30 days to the reasonable satisfaction of the Company; (vii) willful neglect or misconduct in the management of the Company’s business, or violation of the Company’s race or gender anti-harassment policies or (viii) substantial and repeated failure to perform duties as reasonably directed by the board of directors.

Under his employment agreement, “good reason” means: (i) other than the executive’s removal for cause, without the written consent of executive, the assignment to executive of any duties inconsistent in any material respect with executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as in effect on the effective date, or any other action by the Company which results in a material and demonstrable diminution in such position, authority, duties or responsibilities; (ii) a reduction by the Company in executive’s base salary other than in connection with across-the-board salary reductions applicable to peer executives; (iii) the Company’s requiring executive, without his consent, to be based at any office or location more than 50 miles from the Company’s current headquarters in Nashville, Tennessee; (iv) the material breach by the Company of any provision of his employment agreement which is not cured by the Company within thirty days written notice by executive; or (v) the failure of any successor to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform under the employment agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

Potential Payments Upon Termination or Change in Control

The information below describes and quantifies certain compensation that would become payable under Mr. Vogel’s employment agreement if, as of August 2, 2009, his employment with us had been terminated under various scenarios or there was a change in control of our company on such date. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event and whether each of BRS, Black Canyon and Canyon Capital, our principal stockholders, have (i) received net proceeds equal to or in excess of a specified multiple of its internal investment and (ii) achieve a stipulated IRR on its initial investment in connection with an approved sale of qualified public offering.

						Termination
			Termination			Without
		Termination	Without	Death or	Change in	Cause or for
Name	Benefit	for Cause	Good Reason(1)	Disability(2)	Control	Good Reason(3)

G. Thomas Vogel	Base salary	$—	$—	$—	$—	$693,000
	Bonus	—	1,201,855	1,201,855	—	1,201,855
	Value of accelerated options(4)	—	—	—	—	—
	Health benefits continuation	—	—	9,000	—	9,000

	Total	$—	$1,201,855	$1,210,855	$—	$1,903,855

(1)	Represents the annual cash bonus for fiscal year 2009, which is the pro rata portion of his annual cash incentive bonus compensation through the date of termination. A retirement would be treated as a termination without good reason.

(2)	Represents the annual cash bonus for fiscal year 2009, which is the pro rata portion of his annual cash incentive bonus compensation through the date of termination.

(3)	Represents (i) an amount equal to 150% of his base salary in effect as of the date of termination ($462,000), (ii) the annual cash bonus for fiscal year 2009, which is the pro rata portion of his annual cash incentive bonus compensation through the date of termination, and (iii) the estimated cost to the Company of his participation in the life, medical and disability insurance programs for 18 months from the date of termination.

(4)	In order for the performance-based stock options held by Mr. Vogel to have value or become exercisable, each of BRS, Black Canyon and Canyon Capital, our principal stockholders, must (i) receive net proceeds equal to or in excess of a specified multiple of its internal investment and (ii) achieve a stipulated IRR on its initial investment in connection with an approved sale or qualified public offering. Assuming a change in control as of August 2, 2009, it was not probable that the performance conditions would have been achieved. Therefore, no options became exercisable on such date.

We did not have employment agreements with any of the other named executive officers as of August 2, 2009, and no severance amounts would have been payable to these individuals if their employment had been terminated on such date. In addition, in order for the performance-based stock options held by the named executive officers to have value or become exercisable, each of BRS, Black Canyon and Canyon Capital, our principal stockholders, must (i) receive net proceeds equal to or in excess of a specified multiple of its internal investment and (ii) achieve a stipulated IRR on its initial investment in connection with an approved sale or qualified public offering. Assuming a change in control as of August 2, 2009, it was not probable that the performance conditions would have been achieved.

LRI Holdings, Inc. Option Plan

Our board of directors adopted our 2007 Plan effective March 1, 2007. Under the 2007 Plan, we are authorized to issue options for up to 176,471 shares of Class A common stock. As of May 2, 2010, 168,376 shares were subject to options granted and unexercised under the 2007 Plan. Prior to completion of this offering, the 2007 Plan will be terminated and no further option grants will be made under the 2007 Plan and any shares then remaining available for future grant, plus any shares underlying outstanding options that expire or are forfeited, will be allocated to our 2010 Plan.

Administration

The 2007 Plan is administered by the compensation committee. The compensation committee has the authority to determine the exercise price of the awards, the recipients of awards granted under the 2007 Plan and the terms, conditions and restrictions applicable to all awards granted under the 2007 Plan. The compensation committee approves the form of award agreement and has authority to accelerate, continue, extend or defer the exercisability of any award issued under the 2007 Plan. Our board of directors may amend, alter or discontinue the 2007 Plan at any time, provided that, subject to certain exceptions, no such amendment may adversely affect any then outstanding award without the consent of the applicable recipient.

Eligibility

The 2007 Plan permits us to grant awards to our officers, employees or non-employee directors.

Awards

The 2007 Plan provides only for the grant of stock options. A stock option may be an incentive stock option within the meaning of Section 422 of the U.S. Internal Revenue Service Code of 1986, or the Code, or a nonstatutory stock option.

The 2007 Plan also provides that the ownership of shares by a recipient is subject to the terms of the stockholders’ agreement, as amended and in effect from time to time. See “Certain Relationships and Related Party Transactions — Stockholders’ Agreement”.

Option Agreements

Options granted under the 2007 Plan are evidenced by option agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, a repurchase option by us, BRS, Black Canyon or Canyon Capital, and additional terms related to the exercisability and vesting of awards in the event of certain conditions regarding the participant’s employment, as determined by the board of directors. Incentive and nonstatutory stock options may be granted pursuant to incentive and nonstatutory stock option agreements adopted by the compensation committee.

The compensation committee determines the number of shares of our Class A common stock subject to each option, the term of each option, which may not exceed ten years, the exercise price, the vesting schedule, if any, and the other material terms of each option. No stock option may have an exercise price less than the fair market value of a share of our Class A common stock at the time of grant. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the compensation committee at grant and the exercisability of such options may be accelerated by the compensation committee.

LRI Holdings, Inc. 2010 Omnibus Incentive Plan

We intend to adopt the 2010 Plan, in connection with our initial public offering. The 2010 Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2010 Plan. The purpose of the 2010 Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2010 Plan, but does not include all of the provisions of the 2010 Plan. For further information about the 2010 Plan, we refer you to the complete copy of the 2010 Plan, which we will file as an exhibit to the registration statement, of which this prospectus is a part.

Administration

The 2010 Plan is administered by a committee designated by our board of directors. Among the committee’s powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2010 Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the 2010 Plan as it deems necessary or proper. All actions, interpretations and determinations by the committee or by our board of directors are final and binding.

The committee has full authority to administer and interpret the 2010 Plan, to grant discretionary awards under the 2010 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of Class A common stock to be covered by each award and to make all other determinations in connection with the 2010 Plan and the awards thereunder as the committee, in its sole discretion, deems necessary or desirable.

Available Shares

The aggregate number of shares of Class A common stock which may be issued or used for reference purposes under the 2010 Plan or with respect to which awards may be granted may not exceed           shares, which may be either authorized and unissued shares of our Class A common stock or shares of Class A common stock held in or acquired for our treasury. In general, if awards under the 2010 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2010 Plan.

Eligibility for Participation

Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2010 Plan. The selection of participants is within the sole discretion of the committee.

Award Agreement

Awards granted under the 2010 Plan shall be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the committee in its sole discretion.

Stock Options

The committee may grant nonqualified stock options and incentive stock options to purchase shares of our Class A common stock only to eligible employees. The committee will determine the number of shares of our Class A common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10.0% stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our Class A common stock at the time of grant or, in the case of an incentive stock option granted to a 10.0% stockholder, 110.0% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the committee in its sole discretion.

Stock Appreciation Rights

The committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our Class A common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our Class A common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our Class A common stock on the date of grant in the case of a Non-Tandem SAR. The committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2010 Plan, or such other event as the committee may, in its sole discretion, designate at the time of grant or thereafter.

Restricted Stock

The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2010 Plan and are discussed in general below.

Other Stock-Based Awards

The committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock units and deferred stock units under the 2010 Plan that are payable in cash or denominated or payable in or valued by shares of our Class A common stock or factors that influence the value of such shares. The committee shall determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2010 Plan and discussed in general below.

Other Cash-Based Awards

The committee may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the committee may accelerate the vesting of such award in its discretion.

Performance Awards

The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as performance- based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the committee, in its sole discretion. Based on service, performance and/or such other factors or criteria, if any, as the committee may determine, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals

The committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals will be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following criteria selected by the committee: (i) earnings per share; (ii) operating income; (iii) gross income; (iv) net income (before or after taxes); (v) cash flow; (vi) gross profit; (vii) gross profit return on investment; (viii) gross margin return on investment; (ix) gross margin; (x) operating margin; (xi) working capital; (xii) earnings before interest and taxes; (xiii) earnings before interest, tax, depreciation and amortization; (xiv) return on equity; (xv) return on assets; (xvi) return on capital; (xvii) return on invested capital; (xviii) net revenues; (xix) gross revenues; (xx) revenue growth; (xxi) annual recurring revenues; (xxii) recurring revenues; (xxiii) license revenues; (xxiv) sales or market share; (xxv) total stockholder return; (xxvi) economic value added; (xxvii) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the committee in its sole discretion; (xxviii) the fair market value of the a share of Class A common stock; (xxix) the growth in the value of an investment in the Class A common stock assuming the reinvestment of dividends; or (xxx) reduction in operating expenses.

To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, including: (i) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (ii) an event either not directly related to our operations or not within the reasonable control of management; or (iii) a change in accounting standards required by U.S. GAAP.

Performance goals may also be based on an individual participant’s performance goals, as determined by the committee, in its sole discretion.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control

In connection with a change in control, as defined in the 2010 Plan, the committee may accelerate vesting of outstanding awards under the 2010 Plan. In addition, such awards will be, in the discretion of the committee, (i) assumed and continued or substituted in accordance with applicable law, (ii) purchased by us for an amount equal to the excess of the price of a share of our Class A common stock paid in a change in control over the exercise price of the award(s), or (iii) cancelled if the price of a share of our Class A common stock paid in a change in control is less than the exercise price of the award. The committee may also, in its sole discretion, provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a stockholder with respect to shares of our Class A common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

Notwithstanding any other provision of the 2010 Plan, our board of directors may at any time amend any or all of the provisions of the 2010 Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2010 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability

Awards granted under the 2010 Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Effective Date

The 2010 Plan will be adopted in connection with this offering.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. Upon completion of this offering, we intend to have in place directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of          , 2010 regarding the beneficial ownership of our Class A common stock (1) immediately prior to this offering and (2) as adjusted to give effect to this offering by:

•	each person known by us to beneficially own 5% or more of our outstanding Class A common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions”.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Class A common stock subject to options that are currently exercisable or exercisable within 60 days of          , 2010 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership before the offering is based on           shares of Class A common stock outstanding. Percentage of beneficial ownership after the offering is based on        shares of Class A common stock outstanding. The following table assumes no exercise of the underwriters’ option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of Class A common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Logan’s Roadhouse, Inc., 3011 Armory Drive, Suite 300, Nashville, Tennessee 37204.

	Shares Beneficially Owned		Number of	Shares Beneficially Owned after
	Prior to This Offering(1)		Shares	This Offering(2)
Name	Number	Percent	Offered	Number	Percent

5% Stockholders:
Entities affiliated with Bruckmann, Rosser, Sherrill & Co., Management, L.P.(3) 126 East 56th Street 29th Floor New York, New York 10022
Funds affiliated with Black Canyon Capital LLC(4) 2000 Avenue of the Stars, 11th Floor Los Angeles, California 90067
Funds affiliated with Canyon Capital Advisors LLC(5) 2000 Avenue of the Stars, 11th Floor Los Angeles, California 90067
Performance Direct Investments II, L.P.(6) c/o Performance Equity Management, LLC Two Pickwick Plaza Suite 310 Greenwich, Connecticut 06830

	Shares Beneficially Owned		Number of	Shares Beneficially Owned after
	Prior to This Offering(1)		Shares	This Offering(2)
Name	Number	Percent	Offered	Number	Percent

Named Executive Officers and Directors:
G. Thomas Vogel(7)
Amy L. Bertauski(8)
Robert R. Effner(9)
Stephen R. Anderson(10)
Lynne D. Wildman(11)
Thomas D. Barber(4)
Edward P. Grace III
Michael K. Hooks(4)
Michael P. O’Donnell(12)
Jacob A. Organek(3)
Harold O. Rosser(3)
All executive officers and directors as a group (13 persons)

*	Represents beneficial ownership of less than one percent (1%) of our outstanding Class A common stock.

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Beneficial ownership does not include any shares that may be purchased in this offering. See “Underwriting”.

(3)	Includes shares held by LRI Acquisition, LLC (“LRI Acquisition”) and shares held by Performance Direct Investments II, L.P. (“PDI”). Bruckmann, Rosser, Sherrill & Co. II, L.P. (“BRS II”) is the managing member of LRI Acquisition and as such may be deemed to have indirect beneficial ownership of the shares held by LRI Acquisition. BRSE, L.L.C. is the general partner of BRS II and as such may be deemed to have indirect beneficial ownership of the shares held by LRI Acquisition. Each of Messrs. Organek and Rosser, members of our board of directors, is a manager of BRSE, L.L.C. and a partner of BRS II and as such may be deemed to have indirect beneficial ownership of the shares held by LRI Acquisition, and each of them disclaims beneficial ownership of the shares held by LRI Acquisition except to the extent of his pecuniary interests in such shares. BRS II has an irrevocable proxy to vote approximately 63.5% of the shares held by PDI and as such may be deemed to have indirect beneficial ownership of the such shares held by PDI. BRS II disclaims beneficial ownership of such shares held by PDI except to the extent of their pecuniary interests in such shares. The irrevocable proxy will be terminated upon consummation of this offering.

(4)	Includes shares held by Black Canyon Direct Investment Fund, L.P. (“Black Canyon Direct”) and shares held by Canyon Value and Canyon Cayman. Black Canyon Management, LLC is the managing manager of Black Canyon Direct and as such may be deemed to have indirect beneficial ownership of the shares held by Black Canyon Direct. Black Canyon Capital LLC (“Black Canyon Capital”) and Canyon Capital Advisors LLC (“Canyon Capital”) are co-managers of Black Canyon Management, LLC and as such may be deemed to have indirect beneficial ownership of the shares held by Black Canyon Direct. Black Canyon Capital also has voting and/or investment power over shares held by Canyon Value and Canyon Cayman and as such may be deemed to have indirect beneficial ownership of the shares held by Canyon Value and Canyon Cayman, and disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interests in such shares. Messrs. Hooks and Barber, members of our board of directors, are a managing director and principal, respectively, of Black Canyon Capital, and as such may be deemed to have indirect beneficial ownership of the shares held by Black Canyon Direct and certain shares held by Canyon Value and Canyon Cayman, and each of them disclaims beneficial ownership of the shares held by Black Canyon Direct except to the extent of their respective pecuniary interests in such shares.

(5)	Includes shares held by Canyon Value Realization Fund, L.P. (“Canyon Value”), shares held by The Canyon Value Realization Fund (Cayman), Ltd. (“Canyon Cayman”) and shares held by Black Canyon Direct. Canyon Capital and Black Canyon Capital are co-managers of Black Canyon Management, LLC, the managing member of Black Canyon Direct, and as such may be deemed to have indirect beneficial ownership of the shares held by Black Canyon Direct. Canyon Capital is also the investment advisor of Canyon Cayman and as such, may be deemed to have indirect beneficial ownership of the shares held by Canyon Cayman. Canpartners Investments III, LLC (“Canpartners”) is the general partner of Canyon Value. Canyon Capital is the managing member of Canpartners and is the investment advisor of Canyon Value and as such, each of Canpartners and Canyon Capital may be deemed to have indirect beneficial ownership of the shares held by Canyon Value.

(6)	Includes shares held by PDI. Performance Equity Management, LLC is the general partner of PDI and as such may be deemed to have beneficial ownership of the shares held by PDI. See footnote 4 above for a description of the relationship between BRS and PDI.

(7)	Includes options for shares of our Class A common stock that are exercisable within 60 days of , 2010.

(8)	Includes options for shares of our Class A common stock that are exercisable within 60 days of , 2010.

(9)	Includes options for shares of our Class A common stock that are exercisable within 60 days of , 2010.

(10)	Includes options for shares of our Class A common stock that are exercisable within 60 days of , 2010.

(11)	Includes options for shares of our Class A common stock that are exercisable within 60 days of , 2010.

(12)	Includes options for shares of our Class A common stock that are exercisable within 60 days of , 2010.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our board of directors is currently primarily responsible for developing and implementing processes and controls to obtain information from our directors, executive officers and significant stockholders regarding related-person transactions and then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in these transactions. Following this offering, we expect that our audit committee will be responsible for review, approval and ratification of “related-person transactions” between us and any related person. Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. In the course of its review and approval or ratification of a related-person transaction, the audit committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance of the transaction to the related person and to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our stockholders; and

•	any other matters the audit committee deems appropriate.

Any member of the audit committee who is a related person with respect to a transaction under review will not be able to participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Other than compensation agreements and other arrangements which are described under “Executive Compensation”, and the transactions described below, since July 30, 2006, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Stockholders’ Agreement

On December 6, 2006, we entered into a stockholders’ agreement, which we refer to as the stockholders’ agreement, with LRI Acquisition, LLC, The Canyon Value Realization Fund (Cayman), Ltd., Canyon Value Realization Fund, LP, Black Canyon Direct Investment Fund, L.P., Performance Direct Investments II, L.P. and certain members of management signatory thereto. The stockholders’ agreement entitles BRS to nominate three members of our board, Black Canyon and Canyon Capital to each nominate one member of our board and jointly to nominate one member of our board and provides that our Chief Executive Officer will be a member of the board. The stockholders’ agreement also places certain restrictions on the sale or transfer of shares of our Class A common stock to third parties until December 6, 2012. After December 6, 2012, the stockholders’ agreement provides first offer rights to us and then to BRS, Black Canyon and Canyon Capital and provides tag-along rights in the event of a sale by a stockholder. In addition, subject to certain exceptions, including issuances pursuant to this offering, the stockholders’ agreement grants holders of our Class A common stock preemptive rights with respect to issuances of additional common stock. The stockholders’ agreement will terminate upon consummation of this offering.

Management and Consulting Services Agreement

On December 6, 2006, Logan’s Roadhouse, Inc., our subsidiary entered into a management and consulting services agreement, as amended and restated on June 7, 2007, with Bruckmann, Rosser, Sherrill & Co., Inc., Canyon Capital Advisors, LLC, and Black Canyon Management LLC, relating to business and organizational strategy and financial advisory services performed by BRS, Black Canyon and Canyon Capital to us from time to time. Under the management and consulting services agreement, we have agreed to pay to BRS, Black Canyon and Canyon Capital an aggregate annual management fee equal to 2% of our Adjusted

EBITDA for such fiscal year and a transaction fee in an aggregate amount equal to 2% of our enterprise value. The annual management fee is paid 66 2/3% to BRS and pursuant to a letter agreement between Black Canyon and Canyon Capital, dated March 9, 2010, 33 1/3% to Black Canyon. The management and consulting services agreement also provides that we reimburse BRS, Black Canyon and Canyon Capital for all reasonable out-of-pocket expenses incurred in connection with the management and consulting services agreement. In addition, the management and consulting services agreement provides for customary indemnification provisions. The management and consulting services agreement will be terminated in connection with this offering and BRS and Black Canyon will be paid a termination fee, inclusive of the transaction fee, of $      million and $      million, respectively, based on the midpoint of the price range set forth on the cover of this prospectus.

Registration Rights Agreement

On December 6, 2006, we entered into a registration rights agreement with LRI Acquisition, LLC, The Canyon Value Realization Fund (Cayman), Ltd., Canyon Value Realization Fund, LP, Black Canyon Direct Investment Fund, L.P., Performance Direct Investments II, L.P. (“PDI”) and certain members of management signatory thereto, pursuant to which we agreed to register for sale under the Securities Act shares of any class of our common stock in the circumstances described below. The shares of common stock held at any time by the parties to the registration rights agreement are referred to as “Registrable Securities”. We refer to the right to require us to register shares as a “demand right” and the resulting registration as a “demand registration”.

Subject to the terms and conditions of the registration rights agreement, at any time following the six month anniversary of this offering, (i) BRS, Black Canyon and Canyon Capital may each make up to four demands for registration under the Securities Act of the resale of all or any portion of their respective Registrable Securities and, if available to us, an unlimited number of demands for registration on Form S-3, and (ii) PDI may request up to two long-form registrations. The holders of a majority of Other Registrable Securities (as defined in the Registration Rights Agreement) are entitled to request two short-form registrations.

Subject to certain exceptions, including in the case of a demand registration, each holder of Registrable Securities may request to participate in, or “piggyback” on, registrations of any of our securities for sale by us or by a third party. We refer to this right as a “piggyback right” and the resulting registration as a “piggyback registration”.

These registration rights are subject to conditions and limitations, including the right of underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances. For instance, we are not required to effect any demand registration within 180 days after the effective date of a previous demand registration. In addition, holders of Registrable Securities may not make any public sale of our equity securities during the 7-day period before and 180-day period after the effectiveness of an underwritten demand registration or an underwritten piggyback registration (except as part of such underwritten registration) in which Registrable Securities are included, unless the underwriters managing the registered public offering otherwise agree.

Any underwriters in a demand registration will be selected by the holders initiating such demand registration, and the underwriters selected by us in any piggyback registration that is underwritten must be approved by the holders of a majority of the Registrable Securities that are requested to be included in the piggyback registration. Other than underwriting discounts and commissions on Registrable Securities, we will pay all registration expenses in connection with a registration, as well as reasonable fees for one legal counsel to the stockholders participating in such registration. In connection with registrations pursuant to the registration rights agreement, we have agreed to indemnify the holders of Registrable Securities with respect to certain liabilities under the securities laws.

Management Subscription Agreement

Certain of our executive officers were granted cash retention awards that were scheduled to be paid by us in accordance with a vesting schedule for each executive, as long as the executive remained employed by us on the vesting date. On the date of the Acquisition, we accelerated the payment of the cash awards to enable the executives to make equity investments in our Class A common stock and Series A preferred stock. The accelerated amounts were treated as loans to be forgiven in accordance with a schedule corresponding to the original vesting schedule for the cash awards. In the event that an executive was no longer employed by us, the executive was required to repay any outstanding loan amount that had not yet been forgiven. The executives’ obligations to repay any amounts were secured by a pledge by each of the executives of the Class A common stock and Series A preferred stock purchased with the accelerated payment amount. The amounts forgiven in each period following the Acquisition are summarized in the table below.

	Period from
	December 6, 2006	Fiscal Year Ended	Fiscal Year Ended
	through July 29, 2007	August 3, 2008	August 2, 2009

G. Thomas Vogel	$264,871	$161,872	$168,100
Amy L. Bertauski	162,000	11,797	14,272
Robert R. Effner	—	—	94,900
Stephen R. Anderson	54,220	10,496	92,961
James B. Kuehnhold	72,000	9,577	8,623
Paul S. Pendleton	72,000	8,773	8,504
Lynne D. Wildman	77,000	—	11,071

The amounts forgiven subsequent to the end of fiscal year 2009 for Messrs. Vogel, Effner and Anderson were scheduled to be forgiven on August 2, 2010, subject to such executive’s continued employment with us. On June 3, 2010, our board of directors accelerated the reduction of the remaining outstanding accelerated payment amounts, and no amounts remain outstanding for any of our executives.

After Fiscal Year 2009

G. Thomas Vogel	$356,891
Robert R. Effner	71,767
Stephen R. Anderson	59,714

Board Compensation

Upon completion of this offering, directors who are our employees or employees of our subsidiaries or affiliated with BRS, Black Canyon or Canyon Capital will not receive any compensation for their service as members of either our board of directors or board committees. All non-employee members of our board of directors not affiliated with BRS, Black Canyon or Canyon Capital will be compensated as set forth under “Management — Corporate Governance — Director Compensation”.

Employment Agreements

We have entered into an employment agreement with Mr. Vogel, our President and Chief Executive Officer. For more information regarding this agreement, see “Executive Compensation — Employment Agreements”. In addition, we currently intend to enter into employment agreements with certain of our other executive officers.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facility

In December 2006, we entered into a $168.0 million senior secured credit facility among Logan’s Roadhouse, Inc., as borrower, LRI Holdings, Inc., as parent guarantor, certain of our subsidiaries as guarantors, the lenders, the swing line bank and issuing banks named therein, Wells Fargo Bank, N.A., as syndication agent, Fifth Third Bank, as documentation agent, and Wachovia Bank, National Association, as administration agent and collateral agent, consisting of a (i) six year $138.0 million term loan facility and (ii) five year revolving credit facility of up to $30.0 million in revolving credit loans and letters of credit. The term loan commitment is scheduled to expire on December 6, 2012 and the revolver commitment is scheduled to expire on December 6, 2011. We entered into the senior secured credit facility to provide financing for a portion of the Acquisition and for working capital and general corporate purposes, including permitted investments and acquisitions and the repayment of our prior debt. The senior secured credit facility also contains (i) a $5.0 million sublimit for swingline loans and (ii) a $12.0 million sublimit for letters of credit. As of May 2, 2010, we had approximately $133.2 million of outstanding borrowings under our senior secured credit facility, which amount includes the mandatory prepayments we have made as described below.

Interest Rate, Facility Fee and Other Fees

Borrowings under the senior secured credit facility bear interest either at (i) a rate equal to LIBOR (increased by a ratio based on the Federal Reserve’s applicable Eurocurrency liabilities reserve requirements) plus an applicable margin rate or (ii) the base rate, which is defined as the higher of (A) Wachovia Bank, National Associations’ prime lending rate and (B) 0.50% per annum above the federal funds rate, plus an applicable margin rate; provided that swingline loans are available as base rate borrowings only. For the initial extension of credit under the senior secured credit facility for both the term credit advances and revolving credit advances, the applicable margin rate was 3.0% for LIBOR-based advances and 2.0% for base rate advances. The applicable margin rate for current advances under the revolving credit facility is determined based on the consolidated total leverage ratio. The applicable margin rate for LIBOR-based advances is 2.50% per annum if the consolidated total leverage ratio is greater than 3.75:1; 2.25% per annum if the consolidated total leverage ratio is between 3.75:1 and 2.75:1; and 2.0% per annum if the consolidated total leverage ratio is less than or equal to 2.75:1. The applicable margin rate for base rate-based advances is 1.50% per annum if the consolidated total leverage ratio is greater than 3.75:1; 1.25% per annum if the consolidated total leverage ratio is less than 3.75:1 and greater than 2.75:1; and 1.0% per annum if the consolidated total leverage ratio is less than or equal to 2.75:1.

Annual commitment fees payable under the senior secured credit facility are based on 0.50% of the average daily unused revolving commitment during each fiscal quarter. Additionally, annual fees for outstanding letter of credit balances are payable at the applicable margin rate for LIBOR-based advances based on the average daily aggregate amount during the fiscal quarter of all letters of credit outstanding. There is also an annual fronting fee of 0.125% based on the average daily aggregate available amount of all letters of credit outstanding during the fiscal quarter.

Payments

Voluntary prepayments are permitted in whole or in part, without premium or penalty, upon three business days notice to the agent in the case of LIBOR-based loans and one business day notice to the agent in the case of base rate-based loans, subject to certain minimum prepayment requirements and payment of costs and expenses incurred by the lenders in connection with prepayment of LIBOR-based borrowings prior to the end of the applicable interest period for such borrowings.

Mandatory prepayments under the senior secured credit facility are required upon (i) asset sales, in the amount equal to the net sale proceeds, provided that we have an option to reinvest such proceeds within 180 days of receipt thereof in long-term productive assets of the general type used in our business; (ii) receipt of insurance or condemnation proceeds, in the amount equal to the net proceeds thereof, provided that we have an option to reinvest such proceeds within 12 months of receipt thereof in fixed or capital assets of the general type used in our business (including repair, restoration and replacement), to the extent that such proceeds do not exceed $2.0 million in the aggregate; (iii) issuance of equity securities (with certain exceptions), in the amount equal to 50% of proceeds of such issuance; (iv) issuance of debt, in the amount equal to 100% of such proceeds; and (v) delivery of annual financial statements, in the amount equal to 50% of consolidated excess cash flow (minus voluntary prepayments) if the consolidated total leverage ratio is greater than 2.75:1, or 25% of consolidated excess cash flow (minus voluntary prepayments) if the consolidated total leverage ratio is 2.75:1 or less.

Guarantees

All obligations under the senior secured credit facility are guaranteed by LRI Holdings, Inc. and certain of our subsidiaries and secured by a first-priority lien on substantially all of the assets of LRI Holdings, Inc. and our subsidiaries. All guarantees are guarantees of payment and performance and not of collection.

Covenants

Our senior secured credit facility contains a number of affirmative and restrictive covenants including limitations on the ability to place liens on our or our direct or indirect subsidiaries’ assets; make investments other than permitted investments; incur additional indebtedness, subject to certain exceptions; prepay or redeem certain indebtedness; merge, consolidate and dissolve; sell assets; engage in transactions with affiliates; change the nature of our business; change our or our direct or indirect subsidiaries’ fiscal year or organizational documents; and make restricted payments (including certain equity issuances and payment of dividends in a form other than in common stock).

Financial Covenants

The senior secured credit facility requires us to maintain a certain consolidated total leverage ratio as of the last day of certain periods as indicated in the credit agreement. The consolidated total leverage ratio is calculated by dividing (i) the sum of (A) the difference between (x) indebtedness for money borrowed and (y) unrestricted cash and cash equivalents (up to $5 million) plus (B) equity contributions (not to exceed the sum of reduction in indebtedness, reductions in advances under the revolving credit facility and the amount described in clause (y) above) by (ii) Consolidated EBITDA (as defined in the senior secured credit facility, which is the same as Adjusted EBITDA, as used in this prospectus). For the period beginning August 2, 2009 and ending May 2, 2010, the consolidated total leverage ratio may not be more than 5.50:1; for the period ending August 1, 2010 and through May 1, 2011, the consolidated total leverage ratio may not be more than 5.25:1; for the periods ending July 31, 2011 and ending April 29, 2010, the consolidated total leverage ratio may not be more than 5.05:1; and for the periods ending July 29, 2012 and thereafter, the consolidated total leverage ratio may not be more than 4.85:1.

The senior secured credit facility also requires us to maintain a certain fixed charge coverage ratio as of the last day of each fiscal quarter. The fixed charge coverage ratio is calculated by subtracting certain capital expenditures from the sum of Consolidated EBITDA and cash rent expense and dividing the difference by the sum of (i) cash rent expense, (ii) regularly scheduled principal payments of indebtedness, (iii) cash taxes and (iv) Consolidated Interest Expense (as defined in the senior secured credit facility). For the period beginning August 3, 2008 and thereafter, our fixed charge coverage ratio may not be less than 1.20:1. Finally, the senior secured credit facility limits the amount of consolidated capital expenditures we may incur in any fiscal year to $40.0 million; provided that we may carry over 100% of the unused amount of consolidated capital expenditures for any fiscal year into the next fiscal year.

As of May 2, 2010, our consolidated total leverage ratio and fixed charge coverage ratio, calculated in accordance with our senior secured credit facility, were 2.97:1 and 1.78:1, respectively.

Events of Default

Our senior secured credit facility contains events of default that are usual and customary in credit facilities of this type, including:

•	non-payment of principal, interest, fees or other amounts (with cure periods applicable to non-payment of interest, fees or other amounts);

•	violation of covenants (with cure periods, as applicable);

•	material inaccuracy of representations and warranties;

•	cross default to other indebtedness in an outstanding aggregate principal amount of at least $3.5 million;

•	bankruptcy and other insolvency events;

•	judgments involving an aggregate liability of at least $2.5 million or that have, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•	certain ERISA matters;

•	failure of any loan documentation (including any guarantee) to be in full force and effect;

•	change in control;

•	cessation of business;

•	loss to a material portion of the collateral;

•	failure to make payments when due in respect of any material contract;

•	legal proceedings against us or any subsidiary in respect of a felony; and

•	the termination of the subordination provisions of the governing documents of any subordinated indebtedness.

Amendment

In connection with this offering, we intend to either refinance the senior secured credit facility or obtain an amendment to the senior secured credit facility and the security documentation entered into in connection therewith to permit this offering, to allow us to use the proceeds of this offering in the manner described in “Use of Proceeds” and for certain related matters.

Senior Subordinated Unsecured Mezzanine Term Notes

We issued $80.0 million aggregate principal amount of 13.25% senior subordinated unsecured mezzanine term notes pursuant to a credit agreement, dated as of December 6, 2006, among Logan’s Roadhouse, Inc., as the borrower, us and certain of our subsidiaries, as guarantors, and certain lenders party thereto, the proceeds of which were used to finance a portion of the Acquisition and to repay certain indebtedness.

All obligations under the notes are guaranteed by us and our subsidiaries (other than the borrower). The notes are due June 6, 2014 and bear interest at the rate of 13.25% per annum. We have the option to pay up to 3.25% of the interest per annum in kind. We added $1.4 million and $2.8 million in paid-in-kind interest to the principal balances during fiscal years 2009 and 2008, respectively. As of May 2, 2010, $85.9 million aggregate principal amount of the notes were outstanding. We have the option to prepay the notes, in whole or in part, at a redemption price equal to the outstanding principal amount of the notes, plus accrued and unpaid interest thereon, plus a redemption premium.

We expect to prepay the notes with the proceeds from this offering at a total cost, including a prepayment premium and accrued and unpaid interest, of $87.7 million.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock currently consists of 1,900,000 shares of Class A common stock, par value $0.01 per share, and 100,000 shares of preferred stock, par value $0.01 per share, of which 75,000 shares have been designated as Series A preferred stock. On May 2, 2010, there were 64,508 shares of our Series A preferred stock outstanding, held of record by 16 stockholders, and 992,427 shares of our Class A common stock outstanding, held of record by 16 stockholders.

Prior to the completion of this offering, we will amend and restate our certificate of incorporation to (1) give effect to a          -for-1 stock split, (2) redeem the current class of Series A preferred stock upon closing of the offering and (3) authorize shares of a new class of undesignated preferred stock. After the completion of this offering, our authorized capital stock will consist of           shares of Class A common stock and           shares of unclassified preferred stock.

After giving effect to this offering, the application of the proceeds from this offering as described in “Use of Proceeds”, the stock split and the amendment of our certificate of incorporation, there will be outstanding           shares of Class A common stock and no shares of preferred stock.

As of May 2, 2010, there were 168,376 shares of our Class A common stock subject to outstanding options at an exercise price of $10.00.

Class A Common Stock

Voting Rights

Each share of Class A common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock are entitled to vote. Our Class A common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our Class A common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of Class A common stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Class A common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness” and “Dividend Policy”.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our Class A common stock.

Other Rights

Except as provided in the stockholders’ agreement, which will terminate upon the consummation of this offering, our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. See “Certain Relationships and Related Party Transactions”. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We intend to apply to have our Class A common stock approved for listing on The NASDAQ Global Select Market under the symbol “LGNS”.

Undesignated Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to provide for the issuance of up to           shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference, and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our Class A common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Class A common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Class A common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Registration Rights

For a description of the registration rights agreement we have entered into with certain of our stockholders, see “Certain Relationships and Related Party Transactions — Registration Rights Agreement”.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply against BRS, Black Canyon, Canyon Capital, or any of our directors who are employees of, or affiliated with, BRS, Black Canyon or Canyon Capital, in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers.

Antitakeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with each class serving three-year staggered terms. In addition, our amended and restated certificate of incorporation will provide that directors may only be removed from the board of directors with cause and by an affirmative vote of 66 2/3% of our Class A common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board or upon the request of the chief executive officer. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by all directors then in office.

Business Combinations with Interested Stockholders

We will elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as certain portions of Section 203 that relate to acquisition transactions, except that they will provide that any persons to whom BRS, Black Canyon or Canyon Capital sell their Class A common stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in Section 203.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be          .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have           shares of Class A common stock outstanding. Of these shares of Class A common stock, the           shares of Class A common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining           shares of Class A common stock held by our existing stockholders upon completion of this offering will be “restricted securities”, as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. These remaining shares of Class A common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting”, only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

Rule 144

In general, under Rule 144 as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our Class A common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of Class A common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering, based on the number of shares of our Class A common stock outstanding as of ; or

•	the average weekly trading volume of our Class A common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general and subject to the expiration of the lock-up restrictions, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Registration Rights

As more fully described above in “Certain Relationships and Related Party Transactions — Registration Rights Agreement”, following the completion of this offering, at any time following the six month anniversary of the consummation of this offering, certain of our existing stockholders will be entitled, subject to certain exceptions, to demand that the we register under the Securities Act all or any portion of their shares. Following this offering, holders of an aggregate of           shares will be entitled to demand that we register the resale of the shares of Class A common stock held by them. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the Class A common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under our 2007 Plan and the new 2010 Plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We and each of our directors, officers and substantially all of the holders of our Class A common stock have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. See “Underwriting”.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

Overview

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common stock to a non-U.S. holder that purchases shares of our Class A common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or an entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our Class A common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our Class A common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our Class A common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax laws or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying any dividends in the foreseeable future. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our Class A common stock (or certain redemptions that are treated as distributions with respect to Class A common stock), any such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. and, in cases in which certain tax treaties apply, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our Class A common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of Class A common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of Class A common stock that is taxed to you as described below under the heading “Gain on Disposition of Class A common stock”. Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Class A Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our Class A common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the U.S., and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment;

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the U.S.; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met. See the discussion under “— Status as a U.S. Real Property Holding Corporation”.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30.0% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30.0% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.) but may not be offset by any capital loss carryovers.

Status as a U.S. Real Property Holding Corporation

It is possible that we are now, or in the future may become, a U.S. real property holding corporation within the meaning of the Code. If we are considered a U.S. real property holding corporation at any time during the shorter of the period that you owned our common stock or the five-year period immediately preceding the disposition of our common stock, you may be subject to a tax on any gain realized on the disposition of shares of our common stock if our common stock is not regularly traded on an established securities market during the calendar year in which the disposition occurs. In that case, you also may be subject to a withholding tax on the proceeds from the disposition of the shares of our common stock. We expect that upon the consummation of this offering, our common stock will be regularly traded on an established securities market and, therefore, the tax and the withholding tax described above would not apply to a disposition of shares, except as provided below. The tax described above would apply to the disposition by you of shares of our common stock even though our common stock is regularly traded on an established securities market if you are a non-U.S. person who, actually or constructively, beneficially owns more than 5% of the total fair market value of all outstanding shares of our common stock at any time during the shorter of the period that you owned our common stock or the five-year period immediately preceding the disposition. The withholding tax described above, however, generally would not apply to the disposition.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our Class A common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our Class A common stock are as follows:

•	if the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•	if the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

•	if the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

New Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally will impose a withholding tax of 30.0% on dividend income from our Class A common stock and the gross proceeds of a disposition of our Class A common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30.0% on dividend income from our Class A common stock and the gross proceeds of a disposition of our Class A common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent either with (i) a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10.0% of the entity (or more than zero percent in the case of some entities) or (ii) a certification that the entity does not have any substantial U.S. owners. Under certain circumstances, a non-U.S. holder of our Class A common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. This legislation generally is effective for payments made after December 31, 2012. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our Class A common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2010, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of Class A common stock.

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$
Expenses payable by selling stockholders	$	$	$	$

The representative has informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5.0% of the shares of Class A common stock being offered.

Subject to certain exceptions, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our directors, officers and substantially all of the holders of our Class A common stock have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of Class A common stock on The NASDAQ Global Select Market under the symbol “LGNS”.

Prior to this offering, there has been no public market for the Class A common stock. The initial public offering price will be determined by negotiations between the underwriters, our board of directors and certain of the selling stockholders. The principal factors expected to be considered in determining the initial public offering price include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We cannot assure you that the initial public offering price will correspond to the price at which the Class A common stock will trade in the public market subsequent to this offering or that an active trading market for the Class A common stock will develop and continue after this offering.

The underwriters and their affiliates have performed, and may in the future perform, certain commercial banking, financial advisory and investment banking services to us in the ordinary course of business, for which they would receive customary fees.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The shares are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares directly or indirectly, or distribute this prospectus or any other offering material relating to the shares, in or from any jurisdiction except under circumstances that will result in compliance with applicable laws and regulations thereof and that will not impose obligations on us except as set forth in the underwriting agreement.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Class A common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that

Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Class A common stock to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the common stock to the public” in relation to any of the common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe any of the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to the Company; and

(b) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Class A common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York will pass upon the validity of the Class A common stock offered hereby on our behalf. Kirkland & Ellis LLP represents entities affiliated with BRS and their affiliates in connection with certain legal matters. The underwriters are represented by King & Spalding LLP, Atlanta, Georgia.

EXPERTS

The consolidated balance sheets of LRI Holdings, Inc. and subsidiaries as of August 2, 2009 and August 3, 2008, and the related consolidated statements of income (loss), changes in stockholders’ equity, and cash flows of LRI Holdings, Inc. and subsidiaries for the years ended August 2, 2009 and August 3, 2008 and for the period from December 6, 2006 to July 29, 2007, and of the predecessor, Logan’s Roadhouse, Inc., for the period from July 29, 2006 to December 5, 2006, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the acquisition of Logan’s Roadhouse, Inc. on December 6, 2006 and the fact that the financial statements during the period from July 29, 2006 to December 5, 2006 were prepared from separate records maintained by Logan’s Roadhouse, Inc., and an explanatory paragraph that effective July 30, 2007, the Company adopted the accounting provisions of Accounting Standards Codification Topic 740, Income Taxes (formerly Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (“FIN No. 48”)) and the accounting provisions of Accounting Standards Codification Topic 480, Distinguishing Liabilities from Equity (formerly Emerging Issues Task Force Topic D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”)). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments, under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed herewith. For further information with respect to us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC also maintains an Internet website that contains the registration statement, periodic and current reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. Such periodic and current reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms, on the SEC’s website and free of charge through our website at www.logansroadhouse.com.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
LRI Holdings, Inc.
Nashville, Tennessee

We have audited the accompanying consolidated balance sheets of LRI Holdings, Inc. and subsidiaries (the “Company” or the “Successor Company”) as of August 2, 2009 and August 3, 2008, and the related consolidated statements of income (loss), changes in stockholders’ equity, and cash flows for the years then ended, and the period from December 6, 2006 to July 29, 2007 (the “Successor Company Consolidated Financial Statements”). We have also audited the accompanying consolidated statement of income, changes in stockholders’ equity, and cash flows of Logan’s Roadhouse, Inc. (the “Predecessor”) for the period from July 29, 2006 to December 5, 2006 (the “Predecessor Company Consolidated Financial Statements”). These financial statements are the responsibility of the Company’s and the Predecessor’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company and the Predecessor are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Company Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at August 2, 2009, and August 3, 2008, and the results of its operations and its cash flows for the years then ended, and the period from December 6, 2006 to July 29, 2007, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company Consolidated Financial Statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the period from July 29, 2006 to December 5, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on December 6, 2006, the Company acquired the Predecessor. The accompanying Predecessor Company Consolidated Financial Statements have been prepared from separate records maintained by the Predecessor and CBRL Group, Inc. and may not necessarily be indicative of the conditions that would have existed or the results of its operations if the Predecessor had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from corporate-office items applicable to the parent company, CBRL Group, Inc., as a whole.

As discussed in Notes 2 and 12 to the consolidated financial statements, effective July 30, 2007, the Company adopted the accounting provisions of Accounting Standards Codification Topic 740, Income Taxes (formerly Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (“FIN No. 48”)) and the accounting provisions of Accounting Standards Codification Topic 480, Distinguishing Liabilities from Equity (formerly Emerging Issues Task Force Topic D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”)).

/s/ Deloitte & Touche

Nashville, Tennessee
October 13, 2009, except for Note 2 paragraphs thirty-three and thirty-six, Note 12 paragraph eight, and Note 19, as to which the date is June 4, 2010.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Consolidated Statements of Income (Loss)
(In thousands of dollars, except the per share data)

				Predecessor
			For the Period	For the Period
	Fiscal Year	Fiscal Year	December 6, 2006 to	July 29, 2006 to
	2009	2008	July 29, 2007	December 5, 2006

Revenues:
Net sales	$533,248	$529,424	$321,421	$153,663
Franchise fees and royalties	2,248	2,574	1,697	851

Total Revenues	535,496	531,998	323,118	154,514

Costs and Expenses:
Restaurant operating costs —
Cost of goods sold	172,836	176,010	104,881	49,527
Labor and other related expenses	161,173	164,074	97,641	48,580
Occupancy costs	39,923	37,952	22,365	5,768
Other restaurant operating expenses	79,263	80,255	47,335	26,116
Depreciation and amortization	17,206	16,146	9,351	5,631
Pre-opening expenses	2,137	3,170	3,008	699
General and administrative	25,126	26,538	19,209	11,996
Impairment and store closing charges	23,187	6,622	—	—

Total Costs and Expenses	520,851	510,767	303,790	148,317

Income From Operations	14,645	21,231	19,328	6,197
Other Income (Expense):
Interest expense, net	(20,557)	(22,618)	(15,101)	(5,533)
Other expense, net	(1,543)	(2,631)	(313)	—

Total Other Income (Expense)	(22,100)	(25,249)	(15,414)	(5,533)

Income (Loss) Before Income Taxes	(7,455)	(4,018)	3,914	664
Provision for (Benefit from) Income Taxes	(5,484)	(3,392)	566	(422)

Net Income (Loss)	(1,971)	(626)	3,348	1,086
Undeclared Preferred Dividend	(10,568)	(9,605)	(5,552)	—

Net Income (Loss) Attributable to
Common Stockholders	$(12,539)	$(10,231)	$(2,204)	$1,086

Net Income (Loss) Per Share — Basic & Diluted	$(12.95)	$(10.57)	$(2.28)	$1,086.00

Weighted Average Shares Outstanding — Basic & Diluted	968,000	968,000	968,000	1,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

LRI Holdings, Inc.

Consolidated Balance Sheets
(In thousands of dollars, except share data)

	August 2, 2009	August 3, 2008

Assets
Current Assets:
Cash and cash equivalents	$13,069	$6,188
Receivables	6,465	6,512
Inventories	9,637	9,705
Prepaid expenses and other current assets	6,957	6,298
Income taxes receivable	2,930	1,907
Deferred income taxes	802	1,028
Assets held for sale	1,200	—

Total Current Assets	41,060	31,638

Property and Equipment, net	195,854	192,540
Other Assets	8,521	10,126
Goodwill	81,207	81,207
Tradename	56,971	73,752
Other Intangible Assets, net	24,643	26,531

Total Assets	$408,256	$415,794

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$12,648	$13,469
Current maturities of long-term debt	1,380	1,380
Income taxes payable	—	335
Other current liabilities and accrued expenses	33,196	33,749

Total Current Liabilities	47,224	48,933

Long-Term Debt	218,683	218,670
Deferred Income Taxes	37,730	45,292
Other Long-Term Obligations	30,901	27,164

Total Liabilities	334,538	340,059

Commitments and Contingencies (Note 14)

Preferred stock (par value $0.01 per share; liquidation preference $64,508 and $64,859, respectively; 100,000 and 200,000 shares authorized, respectively; 64,508 and 64,859 shares issued and outstanding, respectively)	60,170	60,170

Stockholders’ Equity:
Common stock (par value $0.01 per share, 1,900,000 and 15,000,000 shares authorized, respectively; 992,427 and 997,827 shares issued and outstanding, respectively)	10	10
Additional paid-in capital	12,831	13,031
Accumulated other comprehensive loss	(44)	(198)
Retained earnings	751	2,722

Total Stockholders’ Equity	13,548	15,565

Total Liabilities and Stockholders’ Equity	$408,256	$415,794

The accompanying notes to consolidated financial statements are an integral part of these statements.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Consolidated Statements of Cash Flows
(In thousands of dollars)

				Predecessor
			For the Period	For the Period
	Fiscal Year	Fiscal Year	December 6, 2006 to	July 29, 2006 to
	2009	2008	July 29, 2007	December 5, 2006

Cash Flows From Operating Activities:
Net income (loss)	$(1,971)	$(626)	$3,348	$1,086
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities —
Depreciation and amortization	17,206	16,146	9,351	5,631
Other amortization	1,217	1,138	2,599	—
In-kind interest on debt added to principal	1,394	2,771	1,694	—
Unrealized loss on interest rate swap	151	1,998	359	—
Loss on sale/disposal of property and equipment	880	2,183	554	3,005
Amortization of deferred gain on sale-leaseback	(68)	(55)	—	(70)
Impairment charges for long-lived assets	6,252	6,623	—	—
Tradename impairment	16,781
Share-based compensation	—	—	—	163
Excess tax benefit realized upon exercise of stock options	—	—	—	(241)
Changes in operating assets and liabilities —
Receivables	47	297	420	(4,538)
Inventories	68	(1,021)	(90)	(105)
Prepaid expenses and other current assets	(661)	(2,624)	751	(1,243)
Other non-current assets and intangibles	206	(840)	(608)	(1,387)
Accounts payable	(1,299)	(2,713)	5,449	(2,126)
Income taxes payable / receivable	(1,358)	(2)	(6,153)	3,704
Other current liabilities and accrued expenses	40	2,145	1,016	4,080
Deferred income taxes	(7,425)	(4,594)	(375)	(38,807)
Other long-term obligations	4,040	7,375	3,602	1,865

Net cash provided by (used in) operating activities	35,500	28,201	21,917	(28,983)

Cash Flows From Investing Activities:
Purchase of property and equipment	(27,039)	(37,372)	(31,864)	(15,637)
Proceeds from sale of property and equipment	—	15	16	1,606
Proceeds from sale-leaseback transactions, net of expenses	—	18,013	—	198,811
Acquisition of Logan’s Roadhouse, Inc., net of cash acquired	—	—	(272,553)	—
Proceeds from insurance settlement	—	606	—	—

Net cash provided by (used in) investing activities	(27,039)	(18,738)	(304,401)	184,780

The accompanying notes to consolidated financial statements are an integral part of these statements.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Consolidated Statements of Cash Flows — (Continued)
(In thousands of dollars)

				Predecessor
			For the Period	For the Period
	Fiscal Year	Fiscal Year	December 6, 2006 to	July 29, 2006 to
	2009	2008	July 29, 2007	December 5, 2006

Cash Flows From Financing Activities:
Borrowings on term loan facility	—	—	138,000	—
Payments on term loan facility	(1,380)	(1,380)	(1,035)	—
Borrowings on mezzanine facility	—	—	80,000	—
Net proceeds from (payments on) revolving credit facility	—	(4,765)	4,765	—
Proceeds from debt to parent	—	—	—	56,959
Payments on debt to parent	—	—	—	(208,098)
Payments for debt issuance fees	—	—	(9,587)	—
Proceeds from issuance of shares	—	—	73,281	—
Repurchase of shares	(200)	(70)	—	—
Excess tax benefit realized upon exercise of stock options	—	—	—	241

Net cash provided by (used in) financing activities	(1,580)	(6,215)	285,424	(150,898)

Increase in cash and cash equivalents	6,881	3,248	2,940	4,899
Cash and cash equivalents, beginning of period	6,188	2,940	—	1,732

Cash and cash equivalents, end of period	$13,069	$6,188	$2,940	$6,631

Supplemental disclosures of non-cash investing and financing activities:
Property accrued in accounts payable and accrued expenses	$3,056	$2,953	$3,451	$6,343

Asset retirement obligation additions	$4	$64	$58	$1,123

Deferred gain on sale-leaseback transactions	$—	$1,944	$—	$83,630

Dividend of 3 restaurant locations to Parent	$—	$—	$—	$(5,690)

Capital contribution from Parent	$—	$—	$—	$40,859

Interest rate derivative instrument	$(245)	$315	$—	$—

Cash paid during the year for:
Interest, excluding amounts capitalized	$17,982	$18,480	$11,028	$6,088

Income taxes	$4,622	$1,574	$7,129	$308

The accompanying notes to consolidated financial statements are an integral part of these statements.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Consolidated Statements of Changes in Stockholders’ Equity
(In thousands of dollars, except share data)

						Total
			Additional	Accumulated Other		Stockholders’	Shares of
	Shares of		Paid-in	Comprehensive	Retained	Equity	Preferred	Preferred
	Common	Common	Capital	Income/(Loss)	Earnings	(Permanent)	(Temporary)	(Temporary)

Predecessor
Balances at July 28, 2006	1,000	$—	$83,078	$—	$56,410	$139,488	—	$—
Net income	—	—	—	—	1,086	1,086	—	—
Dividend of 3 restaurant locations	—	—	—	—	(5,690)	(5,690)	—	—
Capital contribution	—	—	40,859	—	—	40,859	—	—
Excess tax benefit realized upon exercise of stock options	—	—	241	—	—	241	—	—

Balances at December 5, 2006	1,000	$—	$124,178	$—	$51,806	$175,984	—	$—

Successor
Balances at December 6, 2006 (date of Acquisition)	—	$—	$—	$—	$—	$—	—	$—
Issuance of shares of preferred	—	—	564	—	—	564	64,992	60,170
Issuance of shares of common	999,867	10	12,537	—	—	12,547	—	—
Net income	—	—	—	—	3,348	3,348	—	—

Balances at July 29, 2007	999,867	10	13,101	—	3,348	16,459	64,992	60,170
Net loss	—	—	—	—	(626)	(626)	—	—
Change in fair value of interest rate swap, net of tax benefit of $118	—	—	—	(198)	—	(198)	—	—

Total comprehensive loss						(824)
Repurchase of shares from management	(2,040)	—	(70)	—	—	(70)	(133)	—

Balances at August 3, 2008	997,827	10	13,031	(198)	2,722	15,565	64,859	60,170
Net loss	—	—	—	—	(1,971)	(1,971)	—	—
Change in fair value of interest rate swap, net of tax provision of $91	—	—	—	154	—	154	—	—

Total comprehensive loss						(1,817)
Repurchase of shares from management	(5,400)	—	(200)	—	—	(200)	(351)	—

Balances at August 2, 2009	992,427	$10	$12,831	$(44)	$751	$13,548	64,508	$60,170

The accompanying notes to consolidated financial statements are an integral part of these statements.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements
(In thousands of dollars, except share data)

1.	Basis of Presentation and Description of the Business

LRI Holdings, Inc. and subsidiaries (collectively, with its subsidiaries, the “Company”) is engaged in the operation and development of a full-service restaurant chain. As of August 2, 2009 and August 3, 2008, the Company operated 177 and 170, respectively, company-operated restaurants and 26 franchisee-operated restaurants, at both period ends, in 20 states (23 states, including franchised locations).

LRI Holdings, Inc. was formed with the purpose and intent of acquiring 100% of the issued and outstanding shares of Logan’s Roadhouse, Inc. from CBRL Group, Inc. (collectively, with its subsidiaries, “CBRL”) (the “Acquisition”). Immediately following the Acquisition, Logan’s Roadhouse, Inc. became a wholly-owned subsidiary of LRI Holdings, Inc. LRI Holdings, Inc. had no assets, liabilities or operations prior to December 6, 2006. The consolidated financial statements for the periods after December 5, 2006 are those of LRI Holdings, Inc. (the “Successor”). The financial statements for all periods prior to December 6, 2006 are those of Logan’s Roadhouse, Inc. (the “Predecessor”), which was a wholly-owned subsidiary of CBRL. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and all intercompany balances and transactions have been eliminated during consolidation. As a result of the Acquisition, the consolidated financial statements after December 5, 2006 are not comparable to those prior to that date as the consolidated financial statements for the periods subsequent to the Acquisition are presented on a different cost basis than the periods prior to the Acquisition.

The Predecessor consolidated financial statements include an allocation of certain overhead costs incurred by CBRL on the Predecessor’s behalf. These costs are classified as general and administrative expenses and include corporate personnel, finance, legal, insurance, internal audit, travel, expenses related to being a public company (such as audit expenses, stock transfer agent, board of directors and listing fees) and other general and administrative costs. These costs were allocated based on the percent of the Predecessor’s revenues relative to the total consolidated revenues of CBRL. Management believes this is a reasonable method of allocating such costs; however, the historical financial information presented herein does not necessarily reflect what the operating results and cash flows would have been had the Predecessor been a separate stand-alone entity for the periods presented. The amount allocated was $1,464 for the period July 29, 2006 to December 5, 2006.

The Company operates on a 52 or 53 week fiscal year ending on the Sunday nearest to July 31. The Predecessor operated on a 52 or 53 week fiscal year ending on the Friday nearest to July 31. Due to the Acquisition, the periods of July 29, 2006 to December 5, 2006 (Predecessor) and December 6, 2006 to July 29, 2007 (Successor) presented in the consolidated financial statements represent 52-weeks plus 2 days. The fiscal year period ended August 3, 2008 (“fiscal year 2008”) consists of 53 weeks. The fiscal year period ended August 2, 2009 (“fiscal year 2009”) consists of 52 weeks. Approximately every six years a 53-week fiscal year occurs.

2.	Summary of Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Receivables

Receivables consist primarily of bank credit card receivables, which are short in duration and considered collectible. The Company, therefore, does not provide for an allowance for doubtful accounts.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Inventories

Inventories consist of food, beverages and supplies and are valued at the lower of cost (first-in, first-out method) or market. Supplies, consisting mainly of dishes, utensils and small equipment, represented $6,392 and $6,081 of the total inventory balance at August 2, 2009 and August 3, 2008, respectively.

Property and equipment

Property and equipment is recorded at cost. Expenditures for improvements and major remodels are capitalized and minor replacement, maintenance and repairs are charged to expense. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives or the terms of the underlying leases of the related assets.

Useful lives for property and equipment is established for each asset class as follows:

Predecessor

Land	Indefinite	Indefinite
Buildings	35 years	18 - 30 years
Restaurant equipment	3 - 15 years	2 - 10 years
Leasehold improvements	7 - 35 years	9 - 30 years

Other assets

Other assets consist primarily of unamortized debt issuance costs, deposits and assets related to the Company’s non-qualified employee deferred compensation plan. Debt issuance costs are amortized to interest expense over the term of the related debt.

Goodwill and tradename

Goodwill represents the excess of cost over the fair value of net assets acquired in a purchase business combination. Goodwill is not amortized, but is subject to annual impairment tests in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS 142 requires a two-step process for testing impairment. First, the estimated fair value of the Company is compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the implied fair value of the Company’s goodwill is determined by allocating the estimated fair value to the Company’s assets and liabilities (including any unrecognized intangible assets) as if the Company had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its implied fair value.

The Company’s tradename has an indefinite life and, in accordance with SFAS 142, is not amortized but is subject to impairment testing at least annually. The amount of impairment is measured as the excess of its carrying value over its implied fair value.

The Company performs both annual impairment tests as of the end of the second quarter (see Note 6).

Other intangible assets

Acquired intangible assets are initially valued at fair value using generally accepted valuation methods appropriate for the type of intangible asset. If determined to have a definite life, intangible assets are recorded at cost and amortized over their estimated useful lives.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Useful lives for other intangible assets are as follows:

Useful Lives

Franchise agreements	23 years
Liquor licenses	Life of lease/building or indefinite
Favorable leases	Life of lease
Menu	5 years

Impairment and store closing charges

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets such as property, equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or group of assets to the estimated undiscounted future identifiable cash flows expected to be generated by those assets. Identifiable cash flows are measured at the lowest level where they are essentially independent of cash flows of other groups of assets and liabilities, generally at the restaurant level. If the carrying amount of an asset or group of assets exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset (see Note 8).

Insurance reserves

The Company self-insures a significant portion of expected losses under the Company’s workers’ compensation, employee health, general liability and property insurance programs. The Company has purchased insurance for individual claims for certain coverages that exceed certain deductible limits, as well as aggregate limits above certain risk thresholds. The Company records a liability for the estimated exposure for aggregate incurred but unpaid losses below those limits.

Summarized activity for the insurance reserves includes:

				Predecessor
			For the Period	For the Period
	Fiscal Year	Fiscal Year	December 6, 2006 to	July 29, 2006 to
	2009	2008	July 29, 2007	December 5, 2006

Reserve balance- beginning of year	$4,645	$3,795	$4,231	$3,280
Add: provision	8,367	10,618	4,961	3,936
Less: payments	(8,360)	(9,768)	(5,397)	(2,985)

Reserve balance- end of year	$4,652	$4,645	$3,795	$4,231

Revenue recognition

The Company records revenue from the sale of food and beverage products as they are sold, net of sales tax. Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as income when the gift card is redeemed by the holder or the likelihood of redemption, based upon our historical redemption patterns, becomes remote.

Franchise fees received are recognized as income when the Company has performed all required obligations to assist the franchisee in opening a new franchise restaurant. Franchise royalties are a percentage of net sales of franchised restaurants and are recognized as income when earned.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Cost of goods sold

Cost of goods sold is primarily food and beverage costs for inventory and related purchasing and distribution costs. Vendor allowances received in connection with the purchase of a vendor’s products are recognized as a reduction of the related food and beverage costs as earned.

Pre-opening expenses

Pre-opening expenses incurred with the opening of a new restaurant are expensed when incurred. These costs primarily include manager salaries, employee payroll, rent and supplies.

Advertising

The Company expenses most advertising costs as they are incurred. The Company receives 0.5% of franchisee net sales as a marketing contribution, which is recorded as an offset to the Company’s advertising costs. Net advertising expense was $9,203, $5,937, and $4,217 for fiscal years 2009, 2008 and the period from December 6, 2006 to July 29, 2007, respectively, and $1,348 for the Predecessor period from July 29, 2006 to December 5, 2006.

Leases

The Company has ground leases, ground plus building leases and office space leases that are recorded as operating leases, most of which contain rent escalation clauses and rent holiday periods. In accordance with FASB Technical Bulletin No. 85-3 (“FTB 85-3”), Accounting for Operating Leases with Scheduled Rent Increases, rent expense under these leases is recognized on a straight-line basis over the shorter of the useful life, or the related lease life, including probable renewal periods. The difference in the straight-line expense in any year and amounts payable under the leases during that year is recorded as deferred rent liability. The Company uses a lease life that begins on the date that the Company becomes legally obligated under the lease, including the pre-opening period during construction, when in many cases the Company is not making rent payments (“rent holiday”), and extends through certain of the renewal periods that can be exercised at the Company’s option, for which, at the inception of the lease, it is probable that the Company will exercise those renewal options.

Certain leases provide for contingent rent, which is determined as a percentage of sales in excess of specified minimum sales levels. The Company recognizes contingent rent expense prior to the achievement of the specified sales target that triggers the contingent rent, provided achievement of the sales target is considered probable.

Occasionally, the Company is responsible for the construction of leased restaurant locations and for paying project costs that may be in excess of an agreed upon amount with the lessor landlord. The Company applies Emerging Issues Task Force Issue No. 97-10 (“EITF 97-10”), The Effect of Lessee Involvement in Asset Construction, in these situations, which requires the Company to be considered the owner, for accounting purposes, of these types of projects during the construction period. At August 2, 2009 and August 3, 2008, costs of $4,462 and $110, respectively, are included within “Property and Equipment, net” as “Construction in progress”.

Sale-leaseback transactions

The Company accounts for the sale-leaseback of real estate assets in accordance with Statement of Financial Accounting Standards No. 98, Accounting For Leases, (“SFAS 98”). Losses on sale-leaseback transactions are recognized at the time of sale if the fair value of the property sold is less than the undepreciated cost of the property. Gains on sale-leaseback transactions are deferred and amortized over the related lease term.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Share-based compensation

All Predecessor stock options and share-based compensation represent awards of CBRL shares to certain of the Predecessor’s employees. No equity-based awards on the Predecessor’s stock were made in the Predecessor periods presented herein. Effective July 30, 2005, CBRL adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS 123R”), using the modified prospective method (no restatement). Under this method, compensation cost in fiscal year 2006 includes the portion vesting in the period for (a) all share-based payments granted prior to, but not vested as of, July 29, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) all share-based payments granted subsequent to July 29, 2005, based on the grant date fair value estimated using a binomial lattice-based option valuation model. Subsequent to the Acquisition, the Company adopted the LRI Holdings, Inc. Option Plan (the “Option Plan”). The Company applied the fair value recognition provisions of SFAS 123R to options issued under the Option Plan. The grant date fair value of those options was estimated using a simulation analysis in an option pricing framework, incorporating Geometric Brownian Motion in the equity value calculation.

Income taxes

Income taxes are accounted for pursuant to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”), which requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the tax affected differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by valuation allowances, which represents the estimated amount of deferred tax assets that may not be realized based upon estimated future taxable income. Future taxable income, reversals of temporary differences, available carry back periods and changes in tax laws could affect these estimates. Employer tax credits for FICA taxes paid on employee tip income are accounted for by the flow-through method.

The Company recognizes a tax position in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities that have full knowledge of all relevant information. A recognized tax position is then measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement.

Comprehensive income (loss)

Comprehensive income (loss) consists of the net income and other gains and losses affecting stockholders’ equity that, under GAAP, are excluded from net income. Other comprehensive income (loss) as presented in the consolidated statements of changes in stockholders’ equity for fiscal years 2009 and 2008 consisted of the unrealized gain (loss), net of tax, of the Company’s cash flow hedges.

Net income (loss) per share

Basic earnings per share amounts are computed by dividing consolidated net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted per share amounts reflect the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock. At August 2, 2009, August 3, 2008 and July 29, 2007, there were 25,911, 31,614 and 31,919, respectively, of management shares and 165,200, 156,492 and 168,635 of stock options which were not considered dilutive due to performance conditions not being met. There were no dilutive securities, options or contracts in the Predecessor period from July 29, 2006 to December 5, 2006.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Derivative instruments

The Company’s policy is to account for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires that all derivative instruments be recorded at fair value in the consolidated financial statements. The Company does not hold or use derivative financial instruments for trading or speculative purposes (see Note 10).

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment reporting

The Company aggregates its operations into a single reportable segment within the casual dining industry, providing similar products to similar customers, exclusively in the United States. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Accordingly, no further segment reporting beyond the consolidated financial statements is presented.

Recently adopted accounting standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measures (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. In February 2008, the FASB issued FSP No. 157-2, Effective Date of FASB Statement No. 157. This staff position delays the effective date of FASB Statement No. 157 for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008 (fiscal year 2010 for the Company). For those financial assets and liabilities the Company records or discloses at fair value, the Company adopted SFAS 157 at the beginning of fiscal year 2009. The Company is currently evaluating the impact the deferred provisions of this statement will have on its consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation was effective for fiscal years beginning after December 15, 2006. In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (“FSP FIN 48-1”). FSP FIN 48-1 provides guidance about how a company should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Under FSP FIN 48-1, a tax position could be effectively settled on completion of examination by a taxing authority if the company does not intend to appeal or litigate the result and it is remote that the taxing authority would examine or re-examine the tax position. The adoption of FIN 48 as of July 30, 2007 did not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

date. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” which sets forth the period for which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events after the balance sheet date in its financial statements and the disclosures required of events occurring after the balance sheet date. The Company adopted this statement in fiscal year 2009 and it did not have a material effect on the Company’s consolidated financial statements.

The Company has adopted the accounting provisions of Emerging Issues Task Force Topic D-98, Classification and Measurement of Redeemable Securities. Accordingly, the Company has presented the Series A preferred stock as temporary equity in the consolidated balance sheets. This classification is required as the Series A preferred stock has a redemption provision that is callable by the preferred stockholders through their representation on the Company’s board of directors.

Application of new accounting standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes the principles and requirements of how an acquirer in a business combination: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In addition, under SFAS 141R, changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS 141R is to be applied prospectively to business combinations consummated on or after the beginning of the first annual reporting period on or after December 15, 2008 (fiscal year 2010 for the Company). The Company does not anticipate the adoption of SFAS 141R to have a significant impact on its consolidated financial statements; however, the application of SFAS 141R will significantly change how the Company accounts for any future business combinations.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 requires companies to provide enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on a company’s financial position, results of operations and cash flows. These requirements include the disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 is effective for fiscal years beginning after November 15, 2008 (fiscal year 2010 for the Company). The Company is currently evaluating the impact SFAS 161 will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles” which will become the authoritative U.S. generally accepted accounting principles. SFAS 168 is effective for interim and annual periods ending after September 15, 2009 (fiscal year 2010 for the Company). The Company does not expect the adoption of SFAS 168 to have a material impact on the Company’s consolidated financial statements.

3.	Acquisition of Logan’s Roadhouse, Inc.

The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”). As a result, the total purchase price was allocated to the acquired identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the Acquisition date.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

The aggregate purchase price was $279,229 (including cash acquired of $6,676). The purchase price included transaction costs of $7,692 that were incurred and the assumption of $110,783 of liabilities.

The Acquisition was financed with $218,000 of debt, $72,600 of capital from investors and $2,390 of capital from management (including $1,709 of equity awards for certain members of management which has been treated pursuant to SFAS 123R). The proceeds of the financing were used to purchase the existing equity of Logan’s Roadhouse, Inc. for $271,537 (net of $1,400 of purchase price adjustments) from CBRL, pay Acquisition transaction expenses of $7,692, pay debt issuance costs of $9,006, and pre-pay fees and expense of $982 (including related party management fees of $679). Proceeds of $664 from the financing were used in operations. The Acquisition was considered “tax-free” under IRS regulations. As such, there is no goodwill for tax purposes. Between the opening balance sheet date and July 29, 2007, costs of $412 were incurred related to the Acquisition and have also been considered in goodwill.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values:

Cash and cash equivalents	$6,676
Receivables	7,229
Inventories	8,594
Prepaid expenses and other current assets	4,426
Property and equipment, net	175,473
Other assets	1,529
Goodwill	80,829
Tradename	73,752
Other intangible assets	31,504

Total assets acquired	390,012

Accounts payable	14,150
Income taxes payable	4,583
Other current liabilities and accrued expenses	27,888
Deferred income taxes	49,350
Other long-term obligations	14,812

Total liabilities assumed	110,783

Net assets acquired	279,229

Net assets acquired, exclusive of cash acquired	$272,553

The nature and useful lives of the acquired intangible assets are as follows:

Tradename (indefinite life)	$73,752
Franchise agreements (23 years)	10,950
Favorable leases (11 to 34 years)	9,112
Unfavorable leases (14 to 34 years)	(12,323)
Liquor licenses (lease/building life or indefinite life)	3,719
Menu (5 years)	5,774
Favorable beef contract (8 months)	1,949

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

4.	Property and Equipment

Property and equipment, as of August 2, 2009 and August 3, 2008, consists of the following:

	August 2,	August 3,
	2009	2008

Land	$2,661	$3,698
Buildings	3,310	3,382
Restaurant equipment	56,083	52,715
Leasehold improvements	158,337	148,482

	220,391	208,277
Accumulated depreciation and amortization	(35,777)	(21,801)

	184,614	186,476
Construction in progress	11,240	6,064

Property and equipment, net	$195,854	$192,540

Depreciation and amortization expense, for property and equipment, was as follows:

Fiscal year 2009	$15,661

Fiscal year 2008	$14,783

December 6, 2006 to July 29, 2007	$8,251

Predecessor Period — July 29, 2006 to December 5, 2006	$5,631

Interest capitalized into the cost of property and equipment was $329, $509 and $508 for fiscal years 2009, 2008 and the period from December 6, 2006 to July 29, 2007, respectively, and $269 for the Predecessor period from July 29, 2006 to December 5, 2006. The Company had property and equipment purchases accrued in “Accounts payable” and “Other current liabilities and accrued expenses” in the accompanying consolidated balance sheets of $3,056 and $2,953 at August 2, 2009 and August 3, 2008, respectively.

5.	Other Assets

Other assets, as of August 2, 2009 and August 3, 2008, consist of the following:

	August 2,	August 3,
	2009	2008

Debt issuance costs, net	$6,179	$7,548
Deposits	994	1,043
Non-qualified savings plan assets	806	947
Deferred sale-leaseback transaction costs, net	542	588

Total	$8,521	$10,126

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

6.	Goodwill and Intangible Assets

Goodwill and intangible assets, as of August 2, 2009 and August 3, 2008, consist of the following:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

August 2, 2009
Goodwill	$81,207	$—	$81,207

Tradename	$56,971	$—	$56,971

Indefinite lived intangible assets:
Liquor licenses	$1,790	$—	$1,790
Definite lived intangible assets:
Franchise agreements	10,950	(729)	10,221
Favorable leases	9,112	(904)	8,208
Liquor licenses	1,929	(230)	1,699
Menu	5,774	(3,049)	2,725

Total	$29,555	$(4,912)	$24,643

August 3, 2008
Goodwill	$81,207	$—	$81,207

Tradename	$73,752	$—	$73,752

Indefinite lived intangible assets:
Liquor licenses	$1,790	$—	$1,790
Definite lived intangible assets:
Franchise agreements	10,950	(426)	10,524
Favorable leases	9,112	(561)	8,551
Liquor licenses	1,929	(143)	1,786
Menu	5,774	(1,894)	3,880

Total	$29,555	$(3,024)	$26,531

Total amortization of intangibles was $1,888, $1,706 and $3,267 for fiscal years 2009, 2008 and the period December 6, 2006 to July 29, 2007, respectively, ($1,545, $1,363 and $1,100, respectively, is included in “Depreciation and amortization”; $343, $343 and $218, respectively, is included in “Occupancy costs”; and $0, $0 and $1,949, respectively, is included in “Cost of goods sold”). There was no amortization expense for the Predecessor period from July 29, 2006 to December 5, 2006.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Estimated amortization of intangibles to amortization expense and favorable leases to rent expense over the next five fiscal years, and thereafter, is as follows:

	Amortization	Rent
Year	Expense	Expense

Fiscal year 2010	$1,574	$342
Fiscal year 2011	1,604	342
Fiscal year 2012	896	342
Fiscal year 2013	466	342
Fiscal year 2014	468	342
Thereafter	9,637	6,498

Total	$14,645	$8,208

The Company performed its annual assessment of goodwill as of the end of the second quarter of fiscal year 2009 and concluded there was no indication of impairment. The Company plans to continue its annual assessment of goodwill as of the end of the second quarter of each fiscal year. The Company also performed its annual assessment of the indefinite-lived tradename intangible asset as of the end of the second quarter of fiscal year 2009 and recorded a non-cash impairment charge of $16,781, representing the excess of the carrying cost of the tradename over its calculated fair value. The fair value calculation is dependent on a number of factors, including estimates of future growth and trends, discount rates and other variables. The impairment primarily arises from the increase in the discount rate used in estimating fair value and the effect of recent declines in revenues.

7.	Other Current Liabilities and Accrued Expenses and Other Long-Term Obligations

Other current liabilities and accrued expenses, as of August 2, 2009 and August 3, 2008, consist of the following:

	August 2,	August 3,
	2009	2008

Accrued expenses	$849	$1,880
Accrued interest	391	1,046
Bonus and incentive awards	5,444	2,553
Accrued vacation	818	936
Deferred revenue	3,641	3,451
Derivative liability	171	—
Insurance reserves	4,652	4,644
Payroll related accruals	10,387	10,727
Taxes payable	6,843	8,512

Total	$33,196	$33,749

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Other long-term obligations, as of August 2, 2009 and August 3, 2008, consist of the following:

	August 2,	August 3,
	2009	2008

Deferred rent liability	$11,101	$6,292
Asset retirement obligation	1,756	1,618
Non-qualified savings plan liability	806	947
Deferred management compensation	1,350	1,453
Unfavorable leases	11,016	11,511
Derivative liability	2,672	3,037
Deferred gain on sale-leaseback transaction	1,766	1,863
Other	434	443

Total	$30,901	$27,164

8.	Impairment and Store Closing Charges

Impairment charges

The Company performed a long-lived asset impairment analysis during fiscal year 2009 and determined that eight restaurants had carrying amounts in excess of their fair value. The same analysis performed during fiscal 2008 determined three restaurants had carrying amounts in excess of their fair value. The assessments compared the carrying amounts of each restaurant to the estimated future undiscounted net cash flows of that restaurant and an impairment charge was recorded based on the amount by which the carrying amount of the assets exceeded their fair value. Fair value was determined based on an assessment of individual site characteristics and local real estate market conditions along with estimates of future cash flows. Due to declining market conditions at both period ends, impairment charges of $6,452 and $6,622 were recorded in fiscal years 2009 and 2008, respectively.

Store closing charges

During fiscal year 2009, the Company closed one restaurant which had been impaired in fiscal year 2008. Additional store closing costs of $153 were recorded, offset by an adjustment to the estimated fair value of ($200). The store closing costs primarily include inventory writeoffs, employee termination benefits and other incidental store closing charges. As of August 2, 2009, $1,200 is included in assets held for sale related to this property.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

9.	Credit Arrangements and Long-Term Obligations

Credit arrangements and long-term obligations at August 2, 2009 and August 3, 2008 consist of the following:

	August 2,	August 3,
	2009	2008

$138 million Term Loan Facility, bearing interest at Eurodollar Rate plus 2.25% and 2.50%, respectively (2.59% and 5.22% at August 2, 2009 and August 3, 2008, respectively)	$134,205	$135,585
$30 million Revolving Credit Facility	—	—
$80 million Senior Subordinated Unsecured Mezzanine Term Notes, bearing interest at 13.25%	85,858	84,465

	220,063	220,050
Less: current maturities	(1,380)	(1,380)

Long-term obligations, less current maturities	$218,683	$218,670

Credit agreement

In connection with the Acquisition on December 6, 2006, the Company entered into a senior secured credit facility, as amended, with a financial institution (the “Senior Secured Credit Facility”) for aggregate borrowings of up to $168,000 consisting of the following:

•	A six-year term loan facility (the “Term Loan Facility”) of $138,000, maturing on December 6, 2012, and requiring quarterly principal payments of $345 from January 28, 2007 through July 29, 2012, a principal payment of $65,033 on September 6, 2012 and the remaining unpaid principal balance due on December 6, 2012.

•	A five-year revolving credit facility (the “Revolving Credit Facility”) of up to $30,000 in revolving credit loans and letters of credit (with sub-limits on swing line borrowings equal to $5,000 and letters of credit equal to $12,000) which is available until December 6, 2011.

Obligations under the Senior Secured Credit Facility and the guarantees are collateralized by a security agreement, which includes all of the Company’s tangible and intangible assets.

The Company may, without premium penalty, terminate in whole or reduce in part the unused portions of the Term Loan Facility and the Revolving Credit Facility. Any terminations or reductions of the unused Revolving Credit Facility become permanent.

The Company’s availability on the Revolving Credit Facility was $25,776 and $25,876 at August 2, 2009 and August 3, 2008, respectively, net of outstanding letters of credit to secure coverage for the Company’s workers’ compensation and surety bond insurance programs.

In addition, on an annual basis, the Company is required to prepay, on the 125th day following the end of each fiscal year, excess cash, as defined in the Senior Secured Credit Facility. The Company made an excess cash prepayment during fiscal year 2009 of $3,966 which was used to repay outstanding borrowings under the Revolving Credit Facility. No payment was due during fiscal year 2008.

The fair value of the Term Loan Facility was $112,732 and $115,247 at August 2, 2009 and August 3, 2008, respectively, based on trading activity between lenders of the debt. There were no amounts borrowed under the Revolving Credit Facility at August 2, 2009 or August 3, 2008.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Senior subordinated unsecured mezzanine term notes

Also in connection with the Acquisition, the Company issued $80,000 aggregate principal amount of Senior Subordinated Unsecured Mezzanine Term Notes (the “Mezzanine Notes”) due June 6, 2014 to private investors. Interest on the notes accrues at 13.25% per annum, with 3.25% of that amount payable, at the Company’s option, in-kind as an addition to the outstanding principal amount. The Company added $1,394 and $2,771 paid-in-kind interest to the principal balances during fiscal year 2009 and 2008, respectively.

The Company has the option to prepay the notes, in whole or part, at a redemption price equal to the outstanding principal amount of the notes, plus accrued and unpaid interest thereon, plus a redemption premium.

At August 2, 2009 and August 3, 2008, there were no quoted market prices or recent trading activity for the Company’s Mezzanine Notes, and a reasonable estimate of the fair value could not be made without incurring excessive cost.

Additional disclosures

Required principal payments on long-term debt at August 2, 2009 are as follows:

Fiscal year 2010	$1,380
Fiscal year 2011	1,380
Fiscal year 2012	1,380
Fiscal year 2013	130,065
Fiscal year 2014	85,858

$220,063

Both the Senior Secured Credit Facility and the Mezzanine Notes contain, among other things, restrictive covenants that may limit the Company’s ability to finance future operations, capital needs or to engage in other business activities.

Additionally, both the Senior Secured Credit Facility and the Mezzanine Notes contain non-financial and financial debt covenants, including a minimum fixed charge coverage ratio, a maximum consolidated total leverage ratio and a maximum capital expenditure limit. These ratios and tests, if not met, could have an adverse effect on the Company’s business by limiting the Company’s ability to take advantage of financing, other corporate opportunities and to fund the Company’s operations. At August 2, 2009, the Company was in compliance with the financial covenants as described in both the Senior Secured Credit Facility and the Mezzanine Notes.

Debt issuance costs

Amortization of debt issuance costs was $1,369, $1,290 and $749 for fiscal years 2009, 2008 and the period from December 6, 2006 to July 29, 2007, respectively. The Predecessor did not have any debt issuance costs.

10.	Derivative Instruments

The Company uses interest rate-related derivative instruments to manage the Company’s exposure on debt instruments. The Company had the following derivative instruments during the presented periods.

Interest rate swaps

Effective March 6, 2007, the Company entered into the $75M Swap, a three-year interest rate swap agreement, with a notional amount of $75,000, which the Company uses to convert variable rates on the Company’s long-term debt to fixed rates, effectively capping $75,000 of debt at a base rate of 5.20% plus

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

spread. The $75M Swap was not a designated hedge under SFAS 133. Effective March 31, 2009, this swap was converted to a new agreement with an expiration date of June 6, 2011, capping the $75,000 at a base rate of 3.13% plus spread. The new swap was a designated cash flow hedge. At August 2, 2009 and August 3, 2008, the net fair value of the $75M Swap was a liability of $2,672 and $2,667, respectively. For fiscal years 2009 and 2008 and the period December 6, 2006 to July 29, 2007, the Company recorded losses in earnings related to this swap of $1,543, $2,631 and $313, respectively.

Effective September 6, 2007, the Company entered into the $15M Swap, a two-year interest rate swap agreement, with a notional amount of $15,000, which the Company uses to convert variable rates on the Company’s long-term debt to fixed rates, effectively capping $15,000 of the Company’s outstanding debt at a base rate of 4.94% plus spread. The $15M Swap is a designated cash flow hedge. At August 2, 2009 and August 3, 2008, the net fair value of the $15M Swap was a liability of $171 and $370, respectively. For fiscal years 2009 and 2008, the Company recorded unrealized losses, net of tax, for the change in the fair value of $44 and $198 in “Accumulated other comprehensive income”. For fiscal years 2009 and 2008, no material ineffectiveness was required to be recognized in current earnings.

11.	Fair Value Measurements

Effective fiscal year 2009, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157), for financial assets and liabilities. Fair value is defined under SFAS 157 as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. SFAS also establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of inputs to the valuation methodology are:

Level 1 — Unadjusted quoted prices for an identical asset or liability in an active market.

Level 2 — Quoted prices for a similar asset or liability in an active market; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable or can be corroborated by observable market data.

Level 3 — Valuations based on models where significant inputs are not observable and significant to the fair value measurement of the asset or liability.

The Company’s assets and liabilities measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 as of August 2, 2009 were as follows:

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable	Fair Value
	Identical Assets	Inputs	Inputs	as of
	(Level 1)	(Level 2)	(Level 3)	August 2, 2009

Deferred compensation plan assets*	$806			$806

Total assets at fair value	$806	$—	$—	$806

Interest rate swap liability**		$2,843		$2,843

Total liabilities at fair value	$—	$2,843	$—	$2,843

*	Represents plan assets established under a Rabbi Trust for the Company’s non-qualified savings plan. The assets of the Rabbi Trust are invested in mutual funds and are reported at fair value based on active market quotes.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

**	Fair value for the interest rate swap liability is determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration and considers counterparty risk.

12.	Income Taxes

Significant components of the Company’s net deferred tax liability consisted of the following:

	August 2,	August 3,
	2009	2008

Deferred tax assets:
Financial accruals not currently deductible for tax	$2,988	$3,044
Deferred rent	4,174	2,346
Difference in basis of unfavorable leases	4,142	4,291
General business and other tax credits	3,873	2,079
Other	208	248

Deferred tax assets	15,385	12,008

Deferred tax liabilities:
Difference in basis of intangibles	30,258	36,956
Excess tax depreciation over book	18,315	16,060
Supplies inventory	2,403	2,267
Other	1,337	989

Deferred tax liabilities	52,313	56,272

Net deferred tax liability	$36,928	$44,264

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the Company’s assessment at August 2, 2009 and August 3, 2008, it was determined that it is more likely than not that the net deferred tax assets will be realized, through the reversal of deferred tax liabilities and the generation of future taxable income. Therefore, the Company did not provide for a valuation allowance against the deferred tax assets. The general business and other tax credits mentioned above are subject to expiration beginning in fiscal year 2027.

The Company has decreased the current deferred income taxes and the income taxes payable balances by $744 within the August 2, 2009 consolidated balance sheet for the correction of an immaterial misclassification.

The components of the provision for (benefit from) income taxes were as follows:

				Predecessor
			For the Period	For the Period
	Fiscal Year	Fiscal Year	December 6, 2006 to	July 29, 2006 to
	2009	2008	July 29, 2007	December 5, 2006

Current:
Federal	$864	$435	$746	$33,621
State and local	1,682	754	194	4,764
Deferred:
Federal	(7,362)	(3,727)	(456)	(33,965)
State and local	(668)	(854)	82	(4,842)

Total provision for (benefit from) income taxes	$(5,484)	$(3,392)	$566	$(422)

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

The Predecessor income tax provisions were prepared as if the Predecessor filed a federal tax return on a stand-alone entity basis.

A reconciliation of the provision for (benefit from) income taxes and the amount computed by multiplying the income before the provision for (benefit from) income taxes by the U.S. federal statutory rate of 34% for fiscal years 2009 and 2008 and the period December 6, 2006 to July 29, 2007 and 35% for the Predecessor period is as follows:

				Predecessor
			For the Period	For the Period
	Fiscal Year	Fiscal Year	December 6, 2006 to	July 29, 2006 to
	2009	2008	July 29, 2007	December 5, 2006

Provision (benefit) computed at federal statutory income tax rate	34.0%	34.0%	34.0%	35.0%
State and local income taxes, net of federal benefit	(8.1)%	9.5%	4.7%	7.1%
General business and other tax credits	54.1%	42.3%	(25.4)%	(72.1)%
Reversals of income tax reserves	0.0%	0.0%	0.0%	(36.2)%
Effect of rate change and Other, net	(6.4)%	(1.4)%	1.2%	2.6%

Total provision for (benefit from) income taxes	73.6%	84.4%	14.5%	(63.6)%

The fiscal year 2009 rate was affected by the generation of general business tax credits related to fiscal year 2008 and the period December 6, 2006 to July 29, 2007.

As of August 2, 2009 and August 3, 2008, the Company did not have material unrecognized tax benefits, but did record liabilities for uncertain tax positions of $182 and $131, respectively. The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. For the presented periods, no interest or penalties have been recorded in the consolidated financial statements.

Under the terms of the Acquisition, the Successor is only responsible for tax liabilities subsequent to December 6, 2006; therefore, there were no obligations or contingencies assumed by the Successor.

13.	Leases

As of August 2, 2009, the Company leased 174 restaurant facilities, as well as office facilities and equipment under non-cancelable operating lease agreements. These leases have all been classified as operating leases. A majority of the Company’s lease agreements provide for renewal options and contain escalation clauses. Additionally, certain restaurant leases provide for contingent rent payments based upon sales volume in excess of specified minimum levels.

The following is a schedule by year of the future minimum rental payments required under operating leases as of August 2, 2009. Included in the amounts below are optional renewal periods associated with such leases that the Company is not currently legally obligated to exercise; however, it is probable that the Company will exercise these options.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Year	Total

Fiscal year 2010	$30,992
Fiscal year 2011	31,416
Fiscal year 2012	31,770
Fiscal year 2013	32,110
Fiscal year 2014	32,387
Thereafter	559,774

Total	$718,449

Rent expense for the periods presented was:

	Minimum	Contingent	Total

Fiscal year 2009	$34,401	$158	$34,559
Fiscal year 2008	$32,287	$199	$32,486
December 6, 2006 to July 29, 2007	$19,202	$148	$19,350
Predecessor — July 29, 2006 to December 5, 2006	$3,978	$46	$4,024

During fiscal year 2008, the Company sold the real estate assets associated with six restaurants for an aggregate purchase price of $18,415, which resulted in net cash proceeds of $18,013 after deduction of expenses and other prepaid items. The Company leased back the real estate assets associated with these restaurants pursuant to non-cancelable operating leases with initial terms of 20 years at initial lease rates of 7.50%. The Company accounted for the transaction in accordance with SFAS 98, resulting in a deferred gain of $1,944 and a realized loss of $1,206. The Company also deferred transaction costs of $614. The deferred gain and deferred transaction costs are amortized over the life of the related leases.

During the Predecessor period July 29, 2006 to December 5, 2006, the Company sold the real estate assets associated with 62 restaurants for an aggregate purchase price of $202,827, which resulted in net cash proceeds of $198,811 after deduction of expenses and other prepaid items. Also during the Predecessor period July 29, 2006 to December 5, 2006, the Company transferred the real estate assets associated with three restaurants to CBRL as a dividend totaling $5,690. The Company leased back the real estate assets associated with these restaurants pursuant to non-cancelable operating leases with initial terms of 20 years at initial lease rates of 7.80% to 8.55%. The transaction resulted in a deferred gain of $83,630 and a realized loss of $2,579. The Company also deferred transaction costs of $2,805. The deferred gain and deferred transaction costs were eliminated in connection with the Acquisition on December 6, 2006.

14.	Commitments and Contingencies

Litigation

Based upon information currently available, the Company is not a party to any litigation that management believes could have a material adverse effect on the Company’s business or the Company’s consolidated financial statements.

Guarantees

LRI Holdings, Inc. has fully and unconditionally guaranteed both the Senior Secured Credit Facility and the Mezzanine Notes on behalf of Logan’s Roadhouse, Inc.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Indemnifications

The Company is party to certain indemnifications to third parties in the ordinary course of business. The probability of incurring an actual liability under such indemnifications is sufficiently remote that no liability has been recorded.

15.	Related Party Transactions

Stockholders’ agreement

On December 6, 2006, the Company entered into a stockholders’ agreement (the “Stockholders Agreement”) with all of the Company’s stockholders, which include certain of the Company’s management. Under the terms of the Stockholders Agreement, the Company’s major stockholders are entitled to designate six members of the Company’s seven-member board of directors, with the seventh member being the Company’s Chief Executive Officer. The Stockholders Agreement also places certain restrictions on the sale or transfer of shares of the Company’s Class A common stock to third parties and requires first offer rights to the Company and then to the major stockholders. In addition, subject to certain exceptions, including issuances pursuant to an initial public offering, the Stockholders Agreement grants holders of the Company’s Class A common stock preemptive rights with respect to issuances of additional Class A common stock.

Management agreement and acquisition fees

On December 6, 2006, the Company entered into a management and consulting services agreement (“the Management Agreement”), as amended and restated on June 7, 2007, with Bruckmann, Rosser, Sherrill & Co., Inc. (“BRS”), Canyon Capital Advisors, LLC (“Canyon Capital”), and Black Canyon Management LLC (“Black Canyon”), owners of LRI Holdings, Inc. (collectively, “the Service Providers”). The Management Agreement has a 10-year initial term and automatically renews for one-year terms, unless cancelled by either party, by written notice, within 90 days before each expiration date. The Company can terminate the Management Agreement upon a consummation of an approved sale, as defined, or an initial public offering, subject to a buyout fee, as defined in the Management Agreement.

Under the terms of the Management Agreement, the Service Providers receive an aggregate annual fee equal to 2% of the Company’s fiscal year Adjusted EBITDA (“the Management Fee”) as defined in the Management Agreement, plus reasonable out-of-pocket expenses. The Management Agreement also entitles the Service Providers to transaction fees in an amount equal to 2% of the aggregate value of an occurring transaction, as defined, plus reasonable out-of-pocket fees and expenses. The Company has agreed to indemnify the Service Providers for any losses and liabilities arising out of the Management Agreement. The Company incurred $1,302, $1,100 and $794 in Management Fees for fiscal years 2009, 2008 and the period December 6, 2006 to July 29, 2007, respectively. At August 2, 2009 and August 3, 2008, the Company had prepaid Management Fees of $453 and $553.

16.	Employee Retirement Plans

Employee savings plan

The Logan’s Roadhouse, Inc. Employee Savings Plan, is a defined contribution plan that complies with Section 401(k) of the Internal Revenue Code of 1986, as amended, (the “IRC”). Employees may voluntarily contribute between 1% and 50% of their annual pay into the plan, subject to IRC limitations. The Company matches 25% of employee contributions to the plan, up to 6% of the employee’s compensation. The Company’s matching contributions are funded concurrent with each payroll, and the expense of the matching program was $172, $133 and $118 for fiscal years 2009, 2008 and the period from December 6, 2006 to July 29, 2007, respectively, and $55 for the Predecessor period from July 29, 2006 to December 5, 2006.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Non-qualified savings plan

The Company established the Logan’s Roadhouse, Inc. Non-Qualified Savings Plan for the benefit of a select group of management. Eligible employees can defer between 1% and 50% of their base compensation and/or between 1% and 100% of performance based compensation, as defined. The Company matches 25% of the first 3% of the eligible employee’s pay contributed to the plan. In accordance with EITF No. 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts are Held in a Rabbi Trust and Invested,” the accounts of the rabbi trust are included in the Company’s consolidated financial statements. The amount included in other assets and the offsetting liability for the plan was $806 and $947 at August 2, 2009 and August 3, 2008, respectively. The Company’s matching contributions are funded concurrent with each payroll, and the expense of the matching program was $23, $36 and $28 for fiscal years 2009, 2008 and the period from December 6, 2006 to July 29, 2007, respectively, and $17 for the Predecessor period from July 29, 2006 to December 5, 2006.

17.	Capitalization

Preferred stock

The Company’s board of directors is authorized to issue a maximum of 100,000 (one-hundred thousand) shares of preferred stock, with a $0.01 par value per share of which 75,000 shares are further designated as Series A preferred stock. The board of directors approved a reduction in the number of authorized shares in fiscal year 2009 from 200,000. The number of authorized shares of Series A preferred stock cannot be increased without the written consent of at least 66 2/3% of the aggregate liquidation value of the holders of the Series A preferred stock.

Each holder of Series A preferred stock is entitled to receive cash dividends, when declared or otherwise payable, on each share, calculated on a daily basis to equal a rate of 13.0% per annum (compounded semi-annually) of the $1,000 per share liquidation preference plus all accumulated and unpaid dividends whether or not declared (i.e. cumulative compounding preferred stock). The liquidation value and accumulated dividends are entitled to be paid, before any distribution or payment is made to any other junior securities. At August 2, 2009 and August 3, 2008, undeclared and unpaid dividends on the Series A preferred stock totaled $25,725 (or $398.79 per share) and $15,157 (or $233.69 per share), respectively.

In connection with the Acquisition, members of management were given the option of investing certain fixed cash awards assumed by the Company, as discussed in Note 18. The Company has accounted for the equity associated with the invested management awards pursuant to SFAS 123R. At August 2, 2009 and August 3, 2008, there were 1,231 and 1,409, respectively, shares of Series A preferred stock, related to invested management awards, issued and outstanding; however, due to certain restrictions and resale limitations, $1,119 and $1,204, respectively, related to these shares is excluded from the equity section and treated as deferred management compensation. Certain members of management also invested personal cash. At August 2, 2009 and August 3, 2008, there were 357 and 530, respectively, shares of Series A preferred stock issued and outstanding relating to these cash investments by management. The value associated with these shares, $340 and $507, respectively, is reflected within Additional paid-in capital.

The holders of Series A preferred stock are not entitled or permitted to vote on any matter except as required by law. At August 2, 2009 and August 3, 2008, 64,508 and 64,859, respectively, shares of Series A preferred stock issued in connection with the Acquisition, including all management shares discussed above, were issued and outstanding. The fair value of the Series A preferred stock on the date of issuance (December 6, 2006), including the shares issued to management, was $62,159.

During fiscal years 2009 and 2008, 351 and 133 shares of Series A preferred stock were repurchased from members of management at fair value for $439 and $156, respectively.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Common stock

The Company’s board of directors is authorized to issue a maximum of 1,900,000 (one million, nine-hundred thousand) shares of common stock, with a $0.01 par value per share. The board of directors approved a reduction in the number of authorized shares in fiscal year 2009 from 15,000,000 (fifteen million).

Subject to any preferences for preferred shares then outstanding, each share of the Company’s common stock is entitled to participate equally in dividends as and when declared by the Company’s board of directors as the Company’s funds are legally available therefore. The holders of the Company’s common stock do not have any preemptive or preferential rights to purchase or to subscribe for any additional shares of common stock or any other securities that may be issued by the Company. There is no provision for redemption or conversion of the Company’s common stock.

In the event of liquidation, dissolution or winding up of the Company’s business, whether voluntarily or involuntarily, the holders of the Company’s common stock (and the holders of any class or series of preferred stock entitled to participate with the Company’s common stock in the distribution of assets) will be entitled to share ratably in any of the net assets or funds which are available for distribution to stockholders, after the satisfaction of all liabilities or after adequate provision is made therefore and after distribution to holders of any class of stock having preference over the Company’s common stock in the case of liquidation.

As discussed above, members of management were given the option of investing certain fixed cash awards, which have been accounted for pursuant to SFAS 123R. At August 2, 2009 and August 3, 2008, there were 18,949 and 21,677, respectively, shares of common stock, related to invested management awards, issued and outstanding, and $231 and $249, respectively, related to these shares is excluded from the equity section and treated as deferred management compensation. At August 2, 2009 and August 3, 2008, there were 5,478 and 8,150, respectively, shares of common stock issued and outstanding relating to personal cash investments by management. The value associated with these shares at August 2, 2009 and August 3, 2008, $70 and $105, respectively, is reflected within Additional paid-in capital.

At August 2, 2009 and August 3, 2008, 992,427 and 997,827, respectively, shares of common stock issued in connection with the Acquisition, including all management shares discussed above, were issued and outstanding. The fair value of the common stock on the date of issuance (December 6, 2006), including the shares issued to management, was $12,841.

During fiscal years 2009 and 2008, 5,400 and 2,040 shares of common stock were repurchased from members of management at fair value for $56 and $53, respectively.

18.	Share-Based Awards and Compensation Plans

Predecessor awards and plans

Certain of the Predecessor’s employees participated in various plans of CBRL that provided options and restricted stock units to employees. No equity-based awards on Logan’s Roadhouse, Inc. stock had been made in the Predecessor periods presented herein. CBRL’s employee compensation plans were administered by the Compensation and Stock Option Committee (the “CBRL Committee”) of the CBRL Board of Directors (the “CBRL Board”).

The CBRL Group, Inc. 2002 Omnibus Incentive Compensation Plan (the “CBRL Omnibus Plan”) allowed the CBRL Committee to grant awards for an aggregate of 2,500,000 shares of CBRL’s common stock. The CBRL Omnibus Plan authorized the following types of awards to all eligible participants other than non-employee directors: stock options, stock appreciation rights, stock awards, restricted stock, performance shares, cash bonuses, qualified performance-based awards or any other type of award consistent with the CBRL Omnibus Plan’s purpose. If an option was granted, the option price per share was at least 100% of the fair market value of a share of CBRL’s common stock based on the closing price on the day preceding the day the

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

option was granted. Options granted under the CBRL Omnibus Plan became exercisable each year at a cumulative rate of 33% per year and expired ten years from the date of grant.

Effective July 30, 2005, CBRL adopted the fair value recognition provisions of SFAS 123R using the modified prospective method for stock options or awards of CBRL stock held by the Predecessor’s employees. Under this method, compensation cost in fiscal year 2006 includes the portion continuing to vest in the period for (1) all share-based payments granted prior to, but not vested as of July 29, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 of awards of CBRL shares to certain of the Predecessor’s employees and (2) all share-based payments granted subsequent to July 29, 2005, based on the grant date fair value estimated using a binomial lattice-based option valuation model of awards of CBRL shares to certain of the Predecessor’s employees. No option grants were made in the Predecessor period presented.

Partly in anticipation of the adoption of SFAS 123R, in fiscal years prior to 2006 CBRL adjusted the mix of employee long-term incentive compensation by reducing stock options awarded and increasing certain cash-based compensation and other equity-based awards. Compensation cost for share-based payment arrangements recognized in “General and administrative” in the accompanying consolidated statements of income (loss) for the Predecessor period July 29, 2006 to December 5, 2006 was $66 for stock options and $97 for restricted stock.

The fair value of each option award, beginning in fiscal year 2006, was estimated on the date of grant using a binomial lattice-based option valuation model, which incorporates ranges of assumptions for inputs as shown in the above table. The assumptions are as follows:

•	The expected volatility was a blend of implied volatility based on market-traded options on CBRL’s common stock and historical volatility of CBRL’s stock over the contractual life of the options.

•	CBRL used historical data to estimate option exercise and employee termination behavior within the valuation model. Assumptions for grants to the Predecessor’s employees were based on experience for CBRL. The expected life of options granted was derived from the output of the option valuation model and represented the period of time the options were expected to be outstanding. The impact of the divestiture, in December 2006, on forfeitures was not considered in the calculation of share-based compensation.

•	The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

•	The expected dividend yield was based on CBRL’s current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

A summary of the Predecessor’s stock option activity for CBRL shares held by the Predecessor’s employees and changes during the periods, is presented in the following tables:

	For the Period
	July 29, 2006 to
	December 5, 2006
		Weighted-
		Average
Fixed Options	Shares	Price

Outstanding at beginning of period	279,512	$35.22
Granted	—	$—
Exercised	(131,847)	$35.09
Forfeited or canceled	(118,911)	$35.42

Outstanding at end of period	28,754	$35.05

Exercisable	28,754	$35.05

CBRL recognized a tax deduction, subject to certain limitations imposed by the IRC, upon exercise of non-qualified stock options in an amount equal to the difference between the option price and the fair market value of the common stock on the date the option is exercised. These tax benefits, when realized, were credited to additional paid-in capital. The Company has recognized the tax benefit associated with the exercise of non-qualified stock options for the Predecessor’s employees as a credit to additional paid-in capital.

The CBRL Committee established the FY2005 Mid-Term Incentive and Retention Plan (“2005 MTIRP”) pursuant to the CBRL Omnibus Plan, for the purpose of rewarding certain officers. The 2005 MTIRP award became valued during fiscal year 2005 based on achievement of qualified financial performance measures, but was restricted until vesting occurred on the last day of fiscal year 2007 with a payout date on the first day of fiscal year 2008. The 2005 MTIRP reward was being expensed over the vesting period with one-third of the earned reward to be expensed in each of the 2005, 2006 and 2007 fiscal years. The award was designed to be paid in the form of either 50% restricted CBRL stock and 50% cash or 100% restricted CBRL stock, based upon the election of each officer at the beginning of fiscal year 2005 or upon their hiring or promotion. The restricted stock and cash earned by certain officers under the 2005 MTIRP was 3,193 shares and $47, respectively. Additionally, cash dividends on the restricted stock earned were accruing from July 29, 2005 and were payable, along with the remainder of the award, to participants on the payout date in fiscal year 2008. The 2005 MTIRP awards were modified in October 2006 as further discussed below.

The CBRL Committee established the FY2006 Mid-Term Incentive and Retention Plan (“2006 MTIRP”) pursuant to the CBRL Omnibus Plan, for the purpose of rewarding certain officers. The 2006 MTIRP award became valued during fiscal year 2006 based on achievement of qualified financial performance measures, but was restricted until vesting occurs on the last day of fiscal year 2008 with a payout date on the first day of fiscal year 2009. The 2006 MTIRP reward was being expensed over the vesting period with one-third of the earned reward to be expensed in each of the 2006, 2007 and 2008 fiscal years. The award was designed to be paid in the form of either 50% restricted CBRL stock and 50% cash or 100% restricted CBRL stock, based upon the election of each officer at the beginning of fiscal year 2006 or upon their hiring or promotion. The restricted stock and cash earned by certain officers under the 2006 MTIRP was 6,839 shares and $69, respectively. Additionally, cash dividends on the restricted stock earned were accruing from July 29, 2007 and were payable, along with the remainder of the award, to participants on the payout date in fiscal year 2009. The 2006 MTIRP awards were modified in October 2006 as further discussed below.

Pursuant to the CBRL Omnibus Plan, CBRL granted 7,500 shares of restricted stock, also known as unvested shares, during fiscal year 2004 to the Predecessor’s President when he was hired. CBRL also granted 5,000 shares of restricted stock during fiscal year 2006 to the Predecessor’s Senior Vice President of

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

Operations when he was hired, (collectively the “CBRL RSU’s”). The CBRL RSU awards were modified in October 2006 as discussed further below.

As of July 28, 2006, there was $1,900 of total unrecognized compensation cost related to unvested share-based compensation arrangements that was scheduled to be recognized over a weighted-average period of 1.99 years. No CBRL RSU’s vested during fiscal year 2006, and 2,500 CBRL RSU’s vested during the Predecessor period July 29, 2006 to December 5, 2006. The remaining CBRL RSU awards were modified in October 2006 as further discussed below.

The CBRL Committee established the Targeted Retention Plan (the “TRP”) pursuant to the CBRL Omnibus Plan, for the purpose of providing additional financial incentive to certain key officers to remain in their positions and achieve results that are aligned with stockholder interests. The retention award was determined at the end of fiscal year 2006 and provided for a grant of CBRL stock. At the end of fiscal year 2006, the TRP awards were valued in the amount of $1,033 and were to vest and be distributed according to vesting schedules determined with each award. The TRP awards were modified in October 2006 as discussed further below.

During October 2006, the CBRL Committee modified the 2005 MTIRP, 2006 MTIRP, CBRL RSU’s, and TRP by converting them into fixed cash awards. The Company accounted for the modification by adjusting the awards to their fair values on the date of modification and reflecting the awards at their present value.

CBRL adopted a success plan to reward certain of the Predecessor’s officers for undertaking and implementing the divestiture from CBRL. The Predecessor also granted retention awards to help retain the services of certain key employees through the divestiture. The amount expensed pursuant to these plans was $495 for the Predecessor’s period July 29, 2006 to December 5, 2006.

Successor awards and plans

In fiscal year 2007, the Company adopted the Option Plan, as discussed in Note 2. Under the Option Plan, the Company is authorized to issue options for up to 176,471 shares of common stock, to certain employees and directors of the Company. The Company awarded 31,439 options to purchase common stock at a price of $10.00 per share during fiscal year 2009 and none in fiscal year 2008. During the period December 6, 2006 to July 29, 2007, the Company awarded 168,635 options to purchase common stock at a price of $10.00 per share. The fair value of the Company’s common stock was $9.61 per share on the date of grant. The options vest over a five-year period and expire 10 years subsequent to the date of grant.

Options, to the extent vested, become exercisable only upon the Company’s achieving certain milestones for two of the Company’s majority stockholders.

As of August 2, 2009, August 3, 2008 and July 29, 2007, the likelihood of the Company’s meeting either of the milestone objectives above was not probable. As such, the Company has not recorded any compensation expense pursuant to SFAS 123R during fiscal years 2009, 2008 or the period from December 6, 2006 to July 29, 2007.

LRI Holdings, Inc. and Logan’s Roadhouse, Inc. (as Predecessor)

Notes to Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

The following table summarizes information about stock options outstanding at August 2, 2009, August 3, 2008 and July 29, 2007:

					For the Period
	Fiscal Year		Fiscal Year		December 6, 2006 to
	2009		2008		July 29, 2007
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
Fixed Options	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of period	156,492	$10.00	168,635	$10.00	—	$—
Granted	31,439	$10.00	—	$—	168,635	$10.00
Exercised	—	$—	—	$—	—	$—
Forfeited or canceled	(22,731)	$10.00	(12,143)	$10.00	—	$—

Outstanding at end of period	165,200	$10.00	156,492	$10.00	168,635	$10.00

Vested	53,505	$—	31,298	$—	none	$—
Exercisable	none	$—	none	$—	none	$—
Expected to vest	111,695	$10.00	107,950	$10.00	167,458	$10.00
Weighted-average grant-date fair value of options granted during the year		$4.05		$—		$4.05

The following table summarizes stock options outstanding, vested and exercisable at August 2, 2009:

Options Outstanding
	Weighted-		Options Vested		Options Exercisable
	Average	Weighted-		Weighted-		Weighted-
	Remaining	Average		Average		Average
Number	Contractual	Exercise	Number	Exercise	Number	Exercise
Outstanding	Life	Price	Vested	Price	Exercisable	Price

165,200	8.22	$10.00	53,505	$10.00	none	$10.00

The fair value of the options was estimated using a simulation analysis in an Option Pricing framework, incorporating Geometric Brownian Motion in the equity value calculation, with the following assumptions:

			For the Period
	Fiscal Year	Fiscal Year	December 6, 2006 to
	2009	2008	July 29, 2007

Dividend yield range	0.0%	none issued	0.0%
Expected volatility range	29.1% - 55.5%	none issued	29.1% - 55.5%
Risk-free interest rate range	4.53% - 4.58%	none issued	4.53% - 4.58%
Expected lives (in years)	7.5 years	none issued	7.5 years

19.	Subsequent Events

Subsequent events have been evaluated through June 4, 2010, which is the date the financial statements were available to be issued. As of June 3, 2010, our board of directors accelerated the remaining vesting of certain management awards.

LRI Holdings, Inc.

Consolidated Statements of Income (Loss)
(In thousands of dollars, except share data)

	39 Weeks Ended
	May 2, 2010	May 3, 2009
	Unaudited	Unaudited

Revenues:
Net sales	$414,483	$402,047
Franchise fees and royalties	1,531	1,656

Total Revenues	416,014	403,703

Costs and Expenses:
Restaurant operating costs —
Cost of goods sold	130,220	131,383
Labor and other related expenses	123,945	121,049
Occupancy costs	31,677	29,701
Other restaurant operating expenses	60,472	59,919
Depreciation and amortization	12,761	12,906
Pre-opening expenses	1,791	1,797
General and administrative	17,219	18,534
Impairment and store closing charges	3	23,258

Total Costs and Expenses	378,088	398,547

Income From Operations	37,926	5,156
Other Income (Expense):
Interest expense, net	(14,246)	(15,258)
Other income (expense), net	496	(2,335)

Total Other Income (Expense)	(13,750)	(17,593)

Income (Loss) Before Income Taxes	24,176	(12,437)
Provision for (Benefit from) Income Taxes	9,062	(9,617)

Net Income (Loss)	15,114	(2,820)
Undeclared Preferred Dividend	(8,926)	(7,887)

Net Income (Loss) Attributable to Common Stockholders	$6,188	$(10,707)

Net Income (Loss) Per Share — Basic and Diluted	$6.39	$(11.06)

Weighted Average Shares Outstanding — Basic and Diluted	968,000	968,000

The accompanying notes to unaudited condensed consolidated financial statements are an integral part of the these statements.

LRI Holdings, Inc.

Consolidated Balance Sheets
(In thousands of dollars, except share data)

	May 2, 2010	August 2, 2009
	Unaudited

Assets
Current Assets:
Cash and cash equivalents	$45,111	$13,069
Receivables	6,890	6,465
Inventories	10,375	9,637
Prepaid expenses and other current assets	3,825	6,957
Income taxes receivable	—	2,930
Deferred income taxes	620	802
Assets held for sale	—	1,200

Total Current Assets	66,821	41,060

Property and Equipment, net	189,868	195,854
Other Assets	7,632	8,521
Goodwill	81,207	81,207
Tradename	56,971	56,971
Other Intangible Assets, net	23,206	24,643

Total Assets	$425,705	$408,256

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$10,866	$12,648
Current maturities of long-term debt	1,380	1,380
Income taxes payable	4,925	—
Other current liabilities and accrued expenses	30,479	33,196

Total Current Liabilities	47,650	47,224

Long-Term Debt	217,648	218,683
Deferred Income Taxes	37,756	37,730
Other Long-Term Obligations	33,775	30,901

Total Liabilities	336,829	334,538

Commitments and Contingencies (Note 14)	—	—

Preferred stock (par value $0.01 per share; liquidation preference $64,508; 100,000 shares authorized, 64,508 shares issued and outstanding)	60,170	60,170

Stockholders’ Equity:
Common stock (par value $0.01 per share, 1,900,000 shares authorized; 992,427 shares issued and outstanding)	10	10
Additional paid-in capital	12,831	12,831
Accumulated other comprehensive loss	—	(44)
Retained earnings	15,865	751

Total Stockholders’ Equity	28,706	13,548

Total Liabilities and Stockholders’ Equity	$425,705	$408,256

The accompanying notes to unaudited condensed consolidated financial statements are an integral part of the these statements.

LRI Holdings, Inc.

Consolidated Statements of Cash Flows
(In thousands of dollars, except share data)

	39 Weeks Ended
	May 2, 2010	May 3, 2009
	Unaudited	Unaudited

Cash Flows From Operating Activities:
Net income (loss)	$15,114	$(2,820)
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization	12,761	12,906
Other amortization	984	899
In-kind interest on debt added to principal	—	1,394
Unrealized (gain) loss on interest rate swap	(496)	665
Loss on sale/disposal of property and equipment	545	463
Amortization of deferred gain on sale-leaseback	(54)	(51)
Impairment charges for long-lived assets	(16)	6,376
Tradename impairment	—	16,781
Changes in operating assets and liabilities —
Receivables	(424)	(1,472)
Inventories	(738)	(20)
Prepaid expenses and other current assets	3,132	1,190
Other non-current assets and intangibles	(232)	283
Accounts payable	146	(1,391)
Income taxes payable / receivable	7,855	(9,591)
Other current liabilities and accrued expenses	(2,467)	(4,659)
Deferred income taxes	182	—
Other long-term obligations	3,264	4,075

Net cash provided by operating activities	39,556	25,028

Cash Flows From Investing Activities:
Purchase of property and equipment	(16,221)	(17,965)
Proceeds from sale of property and equipment	1,184	—
Proceeds from sale-leaseback transactions	8,558	—

Net cash used in investing activities	(6,479)	(17,965)

Cash Flows From Financing Activities:
Payments on term loan facility	(1,035)	(1,035)
Repurchase of shares	—	(200)

Net cash used in financing activities	(1,035)	(1,235)

Increase in cash and cash equivalents	32,042	5,828
Cash and cash equivalents, beginning of period	13,069	6,188

Cash and cash equivalents, end of period	$45,111	$12,016

Supplemental disclosures of non-cash investing and financing activities:
Property accrued in accounts payable and accrued expenses	$897	$780

Asset retirement obligation additions	$44	$6

Deferred gain on sale-leaseback transactions	$399	$94

Interest rate derivative instrument	$(70)	$(105)

Cash paid during the period for:
Interest, excluding amounts capitalized	$12,888	$14,242

Income taxes	$1,065	$1,033

The accompanying notes to unaudited condensed consolidated financial statements are an integral part of the these statements.

LRI Holdings, Inc.

Consolidated Statements of Changes in Stockholders’ Equity
(In thousands of dollars, except share data)

			Additional	Accumulated Other		Total Stockholders’	Shares of
	Shares of		Paid-in	Comprehensive	Retained	Equity	Preferred	Preferred
	Common	Common	Capital	Income/(Loss)	Earnings	(Permanent)	(Temporary)	(Temporary)

Balances at August 3, 2008	997,827	$10	$13,031	$(198)	$2,722	$15,565	64,859	$60,170
Net loss	—	—	—	—	(2,820)	(2,820)	—	—
Change in fair value of interest rate swap, net of tax provision of $91	—	—	—	105	—	105	—	—

Total comprehensive loss						(2,715)
Repurchase of shares from management	(5,400)	—	(200)	—	—	(200)	(351)	—

Balances at May 3, 2009	992,427	$10	$12,831	$(93)	$(98)	$12,650	64,508	$60,170

			Additional	Accumulated Other		Total Stockholders’	Shares of
	Shares of		Paid-in	Comprehensive	Retained	Equity	Preferred	Preferred
	Common	Common	Capital	Income/(Loss)	Earnings	(Permanent)	(Temporary)	(Temporary)

Balances at August 2, 2009	992,427	$10	$12,831	$(44)	$751	$13,548	64,508	$60,170
Net income	—	—	—	—	15,114	15,114	—	—
Change in fair value of interest rate swap, net of tax provision of $26	—	—	—	44	—	44	—	—

Total comprehensive income						15,158

Balances at May 2, 2010	992,427	$10	$12,831	$0	$15,865	$28,706	64,508	$60,170

The accompanying notes to unaudited condensed consolidated financial statements are an integral part of these statements.

LRI Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of dollars, except share data)

1.	Basis of Presentation and Description of the Business

LRI Holdings, Inc. and subsidiaries (collectively, with its subsidiaries, “the Company”) is engaged in the operation and development of a full-service restaurant chain. As of May 2, 2010 and May 3, 2009, the Company operated 185 and 176, respectively, company-operated restaurants and 26 franchisee-operated restaurants, at both period ends, in 20 states (23 states, including franchised locations).

The accompanying consolidated balance sheets as of May 2, 2010 and August 2, 2009 and the related consolidated statements of income (loss) and cash flows for the 39 weeks ended May 2, 2010 and May 3, 2009 have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of consolidated financial position, results of operations, and cash flows for the interim periods presented. The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosure normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures made are adequate to ensure that the information presented is not misleading. Accordingly, these unaudited condensed consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes for the fiscal year ended August 2, 2009.

The Company operates on a 52 or 53 week fiscal year ending on the Sunday nearest to July 31.

2.	Summary of Significant Accounting Policies

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment reporting

The Company aggregates its operations into a single reportable segment within the casual dining industry, providing similar products to similar customers, exclusively in the United States. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Accordingly, no further segment reporting beyond the consolidated financial statements is presented.

Recently adopted accounting pronouncements

On August 3, 2009, the Company adopted the Accounting Standards Codification (“ASC”) as issued by the Financial Accounting Standards Board (“FASB”). The ASC is the single source of authoritative nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The adoption did not have an impact on the Company’s consolidated financial statements.

On August 3, 2009, the Company adopted, on a prospective basis, accounting guidance related to accounting for business combinations. The adoption did not have a material impact on the Company’s consolidated financial statements. However, the application will significantly change how the Company accounts for any future business combinations.

LRI Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

On August 3, 2009, the Company adopted accounting guidance requiring additional disclosure about derivative instruments and hedging activities. The adoption did not have a material impact on the Company’s consolidated financial statements.

On August 3, 2009, the Company adopted, on a prospective basis, accounting guidance as issued by the FASB for certain nonfinancial assets and liabilities that are recorded or disclosed at fair value on a nonrecurring basis. The adoption did not have a material impact on the Company’s consolidated financial statements.

3.	Earnings Per Share

	39 Weeks Ended
	May 2,	May 3,
	2010	2009

Net income (loss)	$15,114	$(2,820)
Less: Undeclared preferred dividends	(8,926)	(7,887)

Net income (loss) available to common stockholders	$6,188	$(10,707)

Weighted average shares outstanding- basic and diluted	968,000	968,000

Net income (loss) per share- basic and diluted	$6.39	$(11.06)

4.	Property and Equipment

Property and equipment consists of the following:

	May 2,	August 2,
	2010	2009

Land	$3,151	$2,661
Buildings	3,328	3,310
Restaurant equipment	61,928	56,083
Leasehold improvements	163,629	158,337

	232,036	220,391
Accumulated depreciation and amortization	(46,747)	(35,777)

	185,289	184,614
Construction in progress	4,579	11,240

Property and equipment, net	$189,868	$195,854

Depreciation and amortization expense, for property and equipment, was as follows:

39 weeks ended May 2, 2010	$11,580

39 weeks ended May 3, 2009	$11,748

Interest capitalized into the cost of property and equipment was $144 and $188 for the 39 week periods ended May 2, 2010 and May 3, 2009, respectively. The Company had property and equipment purchases accrued in “Accounts payable” and “Other current liabilities and accrued expenses” in the accompanying consolidated balance sheets of $897 and $3,056 at May 2, 2010 and August 2, 2009, respectively.

LRI Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

5.	Other Assets

Other assets consist of the following:

	May 2,	August 2,
	2010	2009

Debt issuance costs, net	$5,080	$6,179
Deposits	968	994
Non-qualified savings plan assets	1,064	806
Deferred sale-leaseback transaction costs, net	520	542

Total	$7,632	$8,521

6.	Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

May 2, 2010
Goodwill	$81,207	$—	$81,207

Trade name	$56,971	$—	$56,971

Indefinite lived intangible assets:
Liquor licenses	$1,790	$—	$1,790
Definite lived intangible assets:
Franchise agreements	10,950	(979)	9,971
Favorable leases	9,112	(1,161)	7,951
Liquor licenses	1,929	(295)	1,634
Menu	5,774	(3,914)	1,860

Total	$29,555	$(6,349)	$23,206

August 2, 2009
Goodwill	$81,207	$—	$81,207

Tradename	$56,971	$—	$56,971

Indefinite lived intangible assets:
Liquor licenses	$1,790	$—	$1,790
Definite lived intangible assets:
Franchise agreements	10,950	(729)	10,221
Favorable leases	9,112	(904)	8,208
Liquor licenses	1,929	(230)	1,699
Menu	5,774	(3,049)	2,725

Total	$29,555	$(4,912)	$24,643

Total amortization of intangibles was $1,437 and $1,416 for the 39 week periods ended May 2, 2010 and May 3, 2009, respectively, ($1,180 and $1,159, respectively, is included in “Depreciation and amortization”; and $257 and $257, respectively, is included in “Occupancy costs”).

The Company performed its annual assessment of goodwill and the indefinite-lived tradename intangible asset as of the end of the second quarter of fiscal year 2010 and concluded there was no indication of

LRI Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

impairment. The Company performed the same analysis as of the second quarter of fiscal year 2009 and concluded there was no indication of impairment related to goodwill and recorded tradename impairment of $16,781.

7.	Other Current Liabilities and Accrued Expenses and Other Long-Term Obligations

Other current liabilities and accrued expenses consist of the following:

	May 2,	August 2,
	2010	2009

Accrued expenses	$930	$849
Accrued interest	340	391
Bonus and incentive awards	3,606	5,444
Accrued vacation	819	818
Deferred revenue	4,545	3,641
Derivative liability	—	171
Insurance reserves	5,536	4,652
Payroll related accruals	7,878	10,387
Taxes payable	6,825	6,843

Total	$30,479	$33,196

Other long-term obligations consist of the following:

	May 2,	August 2,
	2010	2009

Deferred rent liability	$13,864	$11,101
Asset retirement obligation	1,908	1,756
Non-qualified savings plan liability	1,064	806
Deferred management compensation	1,398	1,350
Unfavorable leases	10,644	11,016
Derivative liability	2,173	2,672
Deferred gain on sale-leaseback transaction	2,088	1,766
Other	636	434

Total	$33,775	$30,901

8.	Impairment and Store Closing Charges

Impairment charges

The Company performed a long-lived asset impairment analysis during the 39 weeks ended May 2, 2010 and determined that no restaurant impairment was needed. The same analysis performed during the 39 weeks ended May 3, 2009 indicated that eight restaurants had carrying amounts in excess of their estimated fair values resulting in impairment charges of $6,376.

LRI Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

9.	Credit Arrangements and Long-Term Obligations

Credit arrangements and long-term obligations consist of the following:

	May 2,	August 2,
	2010	2009

$138 million Term Loan Facility, bearing interest at Eurodollar Rate plus 2.25% at both periods (2.50% and 2.59% at May 2, 2010 and August 2, 2009, respectively)	$133,170	$134,205
$30 million Revolving Credit Facility	—	—
$80 million Senior Subordinated Unsecured Mezzanine Term Notes, bearing interest at 13.25%	85,858	85,858

	219,028	220,063
Less: current maturities	(1,380)	(1,380)

Long-term obligations, less current maturities	$217,648	$218,683

The Company’s availability under the Revolving Credit Facility was $26,155 and $25,776 at May 2, 2010 and August 2, 2009, respectively, net of outstanding letters of credit to secure coverage for the Company’s workers’ compensation and surety bond insurance programs.

In addition, on an annual basis, the Company is required to prepay, on the 125th day following the end of each fiscal year, excess cash, as defined in the Senior Secured Credit Facility. The Company made an excess cash prepayment during the 39 weeks ended May 2, 2010 of $2,660 which was used to repay outstanding borrowings under the Revolving Credit Facility.

The fair value of the Term Loan Facility was $121,185 and $112,732 at May 2, 2010 and August 2, 2009, respectively, based on trading activity between lenders of the debt. There were no amounts borrowed under the Revolving Credit Facility at May 2, 2010 or August 2, 2009.

Senior subordinated unsecured mezzanine term notes

The Company paid all in-kind interest during the 39 weeks ended May 2, 2010.

At May 2, 2010 and August 2, 2009, there were no quoted market prices or recent trading activity for the Company’s Mezzanine Notes, and a reasonable estimate of the fair value could not be made without incurring excessive cost.

Both the Senior Secured Credit Facility and the Mezzanine Notes contain, among other things, restrictive covenants that may limit the Company’s ability to finance future operations, capital needs or to engage in other business activities.

Additionally, both the Senior Secured Credit Facility and the Mezzanine Notes contain non-financial and financial debt covenants, including a minimum fixed charge coverage ratio, a maximum consolidated total leverage ratio and a maximum capital expenditure limit. These ratios and tests, if not met, could have an adverse effect on the Company’s business by limiting the Company’s ability to take advantage of financing, other corporate opportunities and to fund the Company’s operations. At May 2, 2010, the Company was in compliance with the financial covenants as described in both the Senior Secured Credit Facility and the Mezzanine Notes.

Debt issuance costs

Amortization of debt issuance costs was $1,098 and $1,014 for the 39 weeks ended May 2, 2010 and May 3, 2009, respectively.

LRI Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

10.	Derivative Instruments

The Company uses interest rate-related derivative instruments to manage the Company’s exposure on debt instruments. The Company had the following derivative instruments during the presented periods.

Interest rate swaps

At May 2, 2010 and August 2, 2009, the net fair value of the $75M Swap was a liability of $2,173 and $2,672, respectively. For the 39 weeks ended May 2, 2010 and May 3, 2009, related to this swap the Company recorded a gain in earnings of $496 and a loss in earnings of $2,335.

The $15M Swap expired in the 39 week period ended May 2, 2010, resulting in removal of the previously recorded unrealized losses to “Accumulated other comprehensive income” of $171, net of tax.

11.	Fair Value Measurements

The Company’s assets and liabilities measured at fair value on a recurring basis at May 2, 2010 were as follows:

	Quoted Prices	Significant
	in Active	Other	Significant	Fair Value
	Markets for	Observable	Unobservable	as of
	Identical Assets	Inputs	Inputs	May 2,
	(Level 1)	(Level 2)	(Level 3 )	2010

Deferred compensation plan assets*	$1,064			$1,064

Total assets at fair value	$1,064	$—	$—	$1,064

Interest rate swap liability**		$2,173		$2,173

Total liabilities at fair value	$—	$2,173	$—	$2,173

*	Represents plan assets established under a Rabbi Trust for the Company’s non-qualified savings plan. The assets of the Rabbi Trust are invested in mutual funds and are reported at fair value based on active market quotes.

**	Fair value for the interest rate swap liability is determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration, and considers counterparty risk.

12.	Income Taxes

The provision for income taxes is based on the current estimate of the annual effective tax rate and is adjusted as necessary for discrete events occurring in a particular period. The effective income tax rate for the 39 weeks ended May 2, 2010 was 37.5% compared to 77.3% for the 39 weeks ended May 3, 2009. The lower effective income tax rate for the 39 weeks ended May 2, 2010 was due primarily to the increase in pre-tax income, offset by a one-time adjustment of the tax-affected rate for the deferred tax account balances. The tax rate for the 39 weeks ended May 3, 2009 was impacted by $23.3 million of asset impairment charges and additional wage credits.

During the 39 weeks ended May 2, 2010, the Internal Revenue Service (“IRS”) examined the Company’s consolidated federal income tax returns for the years ended July 29, 2007 and August 3, 2008. The Company reached a settlement with the IRS for those tax periods which did not have a material impact on the consolidated financial statements. Additionally, due to the audit results the Company reversed the existing liability for uncertain tax positions.

LRI Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(In thousands of dollars, except share data)

13.	Leases

As of May 2, 2010, the Company leased 182 restaurant facilities as well as office facilities and equipment under non-cancelable operating lease agreements. These leases have all been classified as operating leases. A majority of the Company’s lease agreements provide for renewal options and contain escalation clauses. Additionally, certain restaurant leases provide for contingent rent payments based upon sales volume in excess of specified minimum levels.

Rent expense for the periods presented was:

	Minimum	Contingent	Total

39 weeks ended May 2, 2010	$26,522	$81	$26,603
39 weeks ended May 3, 2009	$25,936	$130	$26,066

14.	Commitments and Contingencies

Litigation

Based upon information currently available, the Company is not a party to any litigation that management believes could have a material adverse effect on the Company’s business or the Company’s condensed consolidated financial statements.

15.	Related Party Transactions

Management agreement and acquisition fees

The Company incurred $1,130 and, $989 in Management Fees for the 39 weeks ended May 2, 2010 and May 3, 2009, respectively. At May 2, 2010 and August 2, 2009, the Company had prepaid Management Fees of $270 and $453, respectively.

16.	Capitalization

Preferred stock

At May 2, 2010 and August 2, 2009, undeclared and unpaid dividends on the Series A preferred stock totaled $34,651 (or $537.16 per share) and $25,725 (or $398.79 per share), respectively.

17.	Subsequent Events

Subsequent events have been evaluated through June 4, 2010, which is the date the financial statements were available to be issued. As of June 3, 2010, our board of directors accelerated the remaining vesting of certain management awards.

[ARTWORK]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

Amount

SEC registration fee		$14,260
FINRA filing fee		20,500
The NASDAQ Stock Market listing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Officers and Directors.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding shares of our Class A common stock and Series A preferred stock issued, and equity awards granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares or equity awards and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

In connection with the Acquisition, on December 6, 2006, we issued shares of our Class A common stock at a price per share of $10.00 for aggregate consideration of $10.0 million as follows: 412,277.02 shares to BRS, 234,006.67 shares to Black Canyon, 234,006.67 shares to Canyon Capital, 87,709.65 shares to PDI and 32,000 shares to certain members of management. This transaction was exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

Also, in connection with the Acquisition, on December 6, 2006, we issued shares of our Series A preferred stock at a price per share of $1,000.00 for aggregate consideration of $65.0 million as follows: 26,798.01 shares to BRS, 15,210.43 shares to Black Canyon, 15,210.44 shares to Canyon Capital 5,701.13 shares to PDI and 2,080.00 shares to certain members of management. This transaction was exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

Since July 30, 2006, we have granted stock options to purchase an aggregate of 203,249.57 shares of our Class A common stock with an exercise price of $10.00 per share to a total of 59 employees, officers and directors under our 2007 Plan. These transactions were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as an issuance pursuant to benefit plans and contracts relating to compensation.

To help fund the Acquisition, on December 6, 2006 we also issued $80.0 million aggregate principal amount of senior subordinated unsecured mezzanine term notes due June 2014 to certain lenders. We have the option to pay up to 3.25% of the interest per annum payable on the notes in kind, and we issued $1.4 million and $2.8 million in paid-in-kind notes during fiscal years 2009 and 2008, respectively. The issuances of the senior subordinated unsecured mezzanine term notes were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering.

None of the foregoing sales involved any underwriters, underwriting discounts or commissions or any public offering. The recipients of the securities in each of the transactions described above represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Nashville, State of Tennessee, on June 4, 2010.

LRI HOLDINGS, INC.

By:	/s/ G. Thomas Vogel
Name:     G. Thomas Vogel

Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of LRI Holdings, Inc. whose signature appears below constitutes and appoints G. Thomas Vogel and Amy L. Bertauski, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on the date indicated below:

Signatures	Title	Date

/s/ G. Thomas Vogel G. Thomas Vogel	President, Chief Executive Officer and Director (principal executive officer)	June 4, 2010

/s/ Amy L. Bertauski Amy L. Bertauski	Chief Financial Officer (principal financial officer and principal accounting officer)	June 4, 2010

/s/ Thomas D. Barber Thomas D. Barber	Director	June 4, 2010

/s/ Edward P. Grace III Edward P. Grace III	Director	June 4, 2010

/s/ Michael K. Hooks Michael K. Hooks	Director	June 4, 2010

Signatures	Title	Date

/s/ Michael P. O’Donnell Michael P. O’Donnell	Director	June 4, 2010

/s/ Jacob A. Organek Jacob A. Organek	Director	June 4, 2010

/s/ Harold O. Rosser Harold O. Rosser	Director	June 4, 2010

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Amended and Restated Certificate of Incorporation of LRI Holdings, Inc.
3	.2*	Form of Amended and Restated Bylaws of LRI Holdings, Inc.
4	.1*	Specimen Class A Common Stock Certificate.
4	.2*	Registration Rights Agreement, dated December 6, 2006, by and between LRI Holdings, Inc. and the stockholders signatory thereto.
5	.1*	Form of Opinion of Kirkland & Ellis LLP.
10	.1*	Credit Agreement, dated as of December 6, 2006, by and between Logan’s Roadhouse, Inc., as borrower, LRI Holdings, Inc., as parent guarantor, the subsidiary guarantors named therein, the Lenders, Swing Line Bank and Issuing Banks named therein, Wells Fargo Bank, N.A., as syndication agent, Fifth Third Bank, as documentation agent, and Wachovia Bank, National Association, as administration agent and collateral agent.
10	.2*	Amendment No. 1, dated June 11, 2007, to the Credit Agreement, dated as of December 6, 2006, by and between Logan’s Roadhouse, Inc., as borrower, LRI Holdings, Inc., as parent guarantor, the subsidiary guarantors named therein, the Lenders, Swing Line Bank and Issuing Banks named therein, Wells Fargo Bank, N.A., as syndication agent, Fifth Third Bank, as documentation agent and Wachovia Bank, National Association, as administration agent and collateral agent.
10	.3*	Security Agreement, dated as of December 6, 2006, by and between Logan’s Roadhouse, Inc., as borrower, the other Grantors referred to therein, and Wachovia Bank, National Association, as collateral agent.
10	.4*	Stockholders’ Agreement, dated December 6, 2006, by and between LRI Holdings, Inc. and the stockholders named therein.
10	.5*	Executive Employment Agreement, dated as of December 15, 2006, by and between Logan’s Roadhouse, Inc. and G. Thomas Vogel.+
10	.6*	Form of Franchise Agreement.
10	.7*	LRI Holdings, Inc, Option Plan.+
10	.8*	Form of LRI Holdings, Inc. 2010 Omnibus Incentive Plan.+
10	.9*	Amended and Restated Management and Consulting Services Agreement, dated June 7, 2007, by and between Logan’s Roadhouse, Inc. and the other service providers referred to therein.
10	.10*	Form of Management Subscription Agreement.+
21	.1*	List of Subsidiaries of LRI Holdings, Inc.
23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23	.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment.

+	Indicates a management contract or compensatory plan or arrangement.